		New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

Re:	Artio Global Investors Inc. Registration Statement on Form S-1 File No. 333-149178

July 23, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jennifer Hardy

Dear Ms. Hardy:

On behalf of our client, Artio Global Investors Inc. (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff in its review of the registration statement on Form S-1 filed by the Company on February 12, 2008 (No. 333-149178) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on April 14, 2008, Amendment No. 2 to the Registration Statement on May 12, 2008, Amendment No. 3 to the Registration Statement on August 7, 2008, and Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on June 23, 2009. Attached as Exhibit A is a draft of the relevant pages of the Registration Statement, which are marked to show changes made to Amendment No. 4 and include information dependent upon pricing details, including completed draft pro forma financial statements (the “Supplemental Submission”).  In light of the volatile nature of the capital markets in the current environment, the price range reflected in this Exhibit A may change before the preliminary prospectus is distributed.

In connection with the initial comment letter (the “Comment Letter”) received by the Company, the Company undertook to respond to comments 49, 51 and 52 prior to distribution of a preliminary prospectus.  The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in such Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Supplemental Submission. All page number references in the Company’s responses are to page numbers in the Supplemental Submission.

Consolidated Statements of Financial Position, page F-4

49.           We note that your operating subsidiary plans to make distributions to your parent and two Principals that are not reflected in your most recent balance sheet. Please include a pro forma balance sheet reflecting the accrual for the dividend payment and the impact to equity alongside the most recent historical balance sheet. Refer to SAB Topic 1.B.3 for guidance.

The Company has revised the financial statements in the Supplemental Submission as requested.  See page F-21.

Consolidated Statements of Income, page F-5

Jennifer Hardy	July 23, 2009	pg. 2

51.           We note that as part of the reorganization transactions, your shares of common stock outstanding will be converted into a number of shares of Class C common stock equal to the number of outstanding New Class A Units held by Artio Global Investors Inc. immediately prior to this offering. As your parent and sole stockholder, Julius Baer Holding Ltd. will receive all of these shares of Class C common stock, which will hold the only economic interest. Please revise your disclosures throughout the filings to explain the mechanism you intend to use to complete this equity restructuring. Also, please tell us what consideration you have given to the guidance in SAB Topic 4:C to retroactively effect this change in your equity structuring in the balance sheets and for the presentation of earnings per share. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only draft reports can be presented due to a pending future event, your auditors should include a signed and dated preface to their draft report stating the reason for the draft report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors reports would need to be included in the filing prior to effectiveness. Refer to Rule 2-02 of Regulation S-X for guidance.

As noted in the Response Letter dated April 14, 2008, the Company will designate its existing shares of common stock as Class C common stock and effect a 10,500:1 split of these shares prior to the effective date and the financial statements will be revised to give retroactive effect to such change in the equity structure.  The Company has revised the financial statements in the Supplemental Submission as requested to give retroactive effect to the change in equity structure.  See pages F-3, F-4, F-5, F-20, F-21, F-22, F-23 and F-32.  The Company’s auditors will revise their report accordingly once this split is effectuated.

52.           We note that during the nine-months ended September 30, 2007 you made a $60 million dividend payment. If such dividend payment exceeds fiscal year 2007 net income from continuing operations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Also, we note that the operating subsidiary intends to make a distribution to its members for the undistributed earnings generated prior to the date of the offering; and that you intend to make a special distribution prior to the offering to be financed by new debt. Such distributions are assumed to be paid from the proceeds of the offering. As such, please include pro forma earnings per share data giving effect to the number of shares whose proceeds are to be used to pay these distributions including footnote disclosure that provides investors with sufficient information to understand the presentation. Refer to SAB Topic 1:B.3 for guidance.

The $60 million dividend payment made during the nine-months ended September 30, 2007 did not exceed fiscal year 2007 net income from continuing operations.

In connection with the offering, the Company expects to make a distribution of approximately $186.2 million to its parent, Julius Baer Holding Ltd. For purposes of providing the disclosure required by SAB Topic 1:B:3, the Company has assumed that the entire $186.2 million distribution, plus $66.8 million in dividends exceeding net income for the fifteen months ended March 31, 2009, was funded through the issuance of 12.6 million shares at the net offering price. The dilutive effect of these 12.6 million shares on earnings per share has been disclosed in the statements of income for the year ended December 31, 2008 and three months ended March 31, 2009, and the effect of this assumption on the statement of financial position as of March 31, 2009 has been disclosed in the interim financial statements for the three months ended March 31, 2009. See pages F-4, F-20, F-21, F-22 and F-32.

Davis Polk & Wardwell LLP

Jennifer Hardy	July 23, 2009	pg. 3

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours, /s/ Michael Kaplan
Michael Kaplan

cc:	Richard Pell Catherine Clarkin James Gerkis

Davis Polk & Wardwell LLP

Exhibit A

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 23, 2009.
                        15,000,000 Shares
Artio Global Investors Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Artio Global Investors Inc. All of the shares of Class A common stock included in this offering are being sold by Artio Global Investors Inc.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $20.56 and $      ~~.~~22.56. Artio Global Investors Inc. intends to list the Class A common stock on the New York Stock Exchange under the symbol “ART”.

The net proceeds of this offering will be used to repurchase an aggregate of 12.6 million shares of Class C common stock from our parent, Julius Baer Holding Ltd., 1.2 million shares of Class A common stock from Richard Pell, our Chief Executive Officer and Chief Investment Officer, and 1.2 million shares of Class A common stock from Rudolph-Riad Younes, our Head of International Equity. Following the application of the net proceeds of this offering and, after giving effect to the transactions described herein, Julius Baer Holding Ltd. will have approximately 47.3% of the voting power in Artio Global Investors Inc. through its ownership of the shares of our Class C common stock, and Richard Pell and Rudolph-Riad Younes, whom we collectively refer to as our Principals, will each have approximately 12.5% of the voting power through their respective ownership of the shares of our Class B common stock.  Investors that purchase shares of Class A common stock in this offering ~~will have~~     and directors and employees (other than our Principals) who will receive shares of restricted stock in connection with this offering will have approximately 27.6% of the voting power. Shares of the Class A common stock and Class B common stock each entitle the holder to one vote per share. Shares of Class C common stock entitle the holders to an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has a vote as holder of the Class C common stock greater than that which it would be entitled to on a one-vote per share basis, it will on all matters vote such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

See “Risk Factors” on page 18 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Artio Global Investors Inc	$	$

To the extent that the underwriters sell more than 15,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 2,250,000 shares from Artio Global Investors Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                              , 2009.

Goldman, Sachs & Co.

Prospectus dated                                  , 2009.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this prospectus.

Our Business

We are an asset management company that provides investment management services to institutional and mutual fund clients. We are best known for our International Equity strategies, which represented 83% of our assets under management as of March 31, 2009. We also offer a broad range of other investment strategies, including High Grade Fixed Income, High Yield and Global Equity. As of March 31, 2009, all the composites of these strategies had outperformed their benchmarks since inception. In addition, since 2006, we have further expanded our investment offerings by launching a series of U.S. equity strategies. Our superior investment performance has enabled us to attract a diverse group of clients and to increase our assets under management from $7.5 billion as of December 31, 2003 to $47.6 billion as of May 31, 2009, representing a compound annual growth rate, or CAGR, of 41%. This has driven a similar growth in our revenues, from $106.3 million to $422.0 million for the years ended December 31, 2004 and 2008, respectively, representing a CAGR of 41%. Our revenues consist almost entirely of investment management fees which are based primarily on the fair value of our assets under management rather than investment performance-based fees. We believe that our record of investment excellence and range of investment strategies position us well for continued growth.

Our primary business objective is to consistently generate superior investment returns for our clients. We manage our investment portfolios based on a philosophy of style-agnostic investing across a broad range of opportunities, focusing on macro-economic factors and broad-based global investment themes. We also emphasize fundamental research and analysis in order to identify specific investment opportunities and capitalize on price inefficiencies. We believe that the depth and breadth of the intellectual capital and experience of our investment professionals, together with this investment philosophy and approach, have been the key drivers of the strong relative returns we have generated for clients over the past decade. As an organization, we concentrate our resources on meeting our clients’ investment objectives and we seek to outsource, whenever appropriate, support functions to industry leaders thereby allowing us to focus our business on the areas where we believe we can add the most value.

Our distribution efforts target institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons, such as pension fund consultants, broker-dealers, registered investment advisors, or RIAs, mutual fund platforms and sub-advisory relationships, enabling us to achieve significant leverage from a relatively small sales force and client service infrastructure. As of March 31, 2009, we provided investment management services to a broad and diversified spectrum of approximately 1,150 institutional clients, including some of the world’s leading corporations, public and private pension funds, endowments and foundations and major financial institutions through our separate accounts, commingled funds and proprietary funds. We also managed assets for more than 768,000 retail mutual fund shareholders through SEC-registered Artio Global Investment Funds and other retail investors through 18 funds that we sub-advise for others.

In the mid-1990’s, our Principals assumed responsibility for managing our International Equity strategy. In the years that followed, our superior performance began to attract attention from third parties such as Morningstar, which awarded a 5-star rating to the Artio International Equity Fund in 1999. Consequently, we began to attract significant inflows. Since 1999, we have expanded to other strategies, added additional portfolio managers and increased our assets under management to $47.6 billion as of May 31, 2009. Revenues from our parent and its affiliates represented less than 1.5% of total revenues for each of the years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009.

As a holding company, we conduct all of our business activities through Artio Global Management LLC, a subsidiary of our direct subsidiary Artio Global Holdings LLC (an intermediate holding company). Net profits and net losses of Artio Global Holdings will be allocated, and distributions will be made, approximately 75% to us and approximately 12.5% to each of our Principals, after giving effect to the transactions described herein. See “Our Structure and Reorganization”.

Competitive Strengths

We believe our success as an investment management company is based on the following competitive strengths:

•
Track Record of Superior Investment Performance. We have a well-established track record of achieving superior investment returns across our key investment strategies relative to our competitors and the relevant benchmarks. Our longest standing composite, the International Equity I composite, has outperformed its benchmark, the MSCI AC World ex USA IndexSM ND, by 8.5% on an annualized basis since its inception in 1995 through March 31, 2009 (calculated on a gross basis before payment of fees). As of March 31, 2009, each of our next four largest composites had also outperformed their benchmarks since inception. As of March 31, 2009, four of our five eligible mutual funds were in the top quartile of Lipper rankings for performance since inception and four of our five eligible mutual funds, representing over 99% of the eligible mutual fund assets, were rated 4- or 5- stars by Morningstar as of March 31, 2009.

•
Experienced Investment Professionals and Management Team. We have an investment-centric culture that has enabled us to maintain a consistent investment philosophy and to attract and retain world-class professionals. Our current team of lead portfolio managers averages approximately 20 years of industry experience among them and our team of senior managers (including marketing and sales directors and client service managers) averages approximately 24 years of industry experience.

•
Leading Position in International Equity. We have a leading position in international equity investment management and our strategies have attracted a disproportionate share of net asset flows in both the institutional and mutual fund markets in recent years. As of December 31, 2008, we ranked as the 4th largest manager of international accounts for U.S. tax-exempt institutional clients and the 11th largest manager of international equity mutual funds in the United States, according to Callan Associates and Strategic Insight, respectively. We believe that we are well-positioned to take advantage of opportunities in this attractive asset class over the next several years.

•
Strong Track Records in Other Investment Strategies. In addition to our leading position in international equity, we enjoy strong long-term track records in several of our other key strategies. Our Total Return Bond Fund ranked in the 2nd quartile of its Lipper universe over the one-year period, in the 1st quartile of its Lipper universe over the three- and five-year periods and in the 1st decile of its Lipper universe since inception, as of March 31, 2009. Our Global High Income Fund ranked in the 2nd quartile of its Lipper universe over the one-year period, in the first quartile over the three-year period and in the top decile over the five-year period and since inception, as of March 31, 2009. Our Global Equity Fund ranked in the 2nd quartile of its Lipper universe over the one- and three-year periods and since inception, as of March 31, 2009.

•
Strong Relationships with Institutional Clients. We focus our efforts on institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons. As of March 31, 2009, we provided investment management services to approximately 1,150 institutional clients invested in separate accounts, commingled funds or proprietary funds.  We have found that while institutional investors generally have a longer and more extensive diligence process prior to investing, this results in clients who are more focused on our method of investing and our long-term results, and, as a result, our institutional relationships tend to be longer, with less year-to-year turnover, than is typical among retail clients.

•
Effective and Diverse Distribution. Our assets under management are distributed through multiple channels. By utilizing our intermediated distribution sources and focusing on institutions and organizations that exhibit institutional buying behavior, we are able to achieve significant leverage from a relatively small sales force and client service infrastructure. We have developed strong relationships with most of the major pension and industry consulting firms, which have allowed us access to a broad range of institutional clients. As of March 31, 2009, no single consulting firm represented greater than approximately 6% of our assets under management and our largest individual client represented approximately 4% of our total assets under management. We access retail investors through our relationships with intermediaries such as RIAs and broker dealers as well as through mutual fund platforms and sub-advisory relationships. Although recent consolidation in the broker-dealer industry has reduced the number of broker-dealer platforms, we believe it will provide us with opportunities to reach additional retail investors through our existing relationships.

•
Strong Organic Growth in Assets under Management and Sustained Net Client Inflows. In the period from December 31, 2003 through May 31, 2009, our assets under management grew from $7.5 billion to $47.6 billion, representing a CAGR of 41%. Until mid-2008, our assets under management growth was the result of a combination of general market appreciation, our record of outperforming the relevant benchmarks and an increase in net client cash inflows, which we define as the amount by which client additions to new and existing accounts exceed withdrawals from client accounts.  However, since mid-2008, market depreciation has had a significant negative impact on our assets under management.  During the period between December 31, 2003 and May 31, 2009, net client inflows represented 105% of our overall growth, including $1.9 billion of net client cash inflows during the year ended December 31, 2008 and $0.2 billion of net client cash inflows during the three months ended March 31, 2009.  The negative markets in 2008 and early 2009 reinforce the importance of sustained net client inflows in supporting our long-term growth in assets under management.

•
Focused Business Model. Our business model is designed to focus the vast majority of our resources on meeting our clients’ investment objectives. Accordingly, we take internal ownership of the aspects of our operations that directly influence the investment process, our client relationships and risk management, while seeking to outsource, whenever appropriate, support functions, including middle- and back-office activities, to industry leaders whose services we closely monitor. This allows us to focus our efforts where we believe we can add the most value. We believe this approach has resulted in an efficient and streamlined operating model, which has generated strong operating margins, limited fixed expenses and an ability to maintain profitability during difficult periods.

Strategy

We seek to achieve consistent and superior long-term investment performance for our clients. Our strategy for continued success and future growth is guided by the following principles:

•
Continue to Capitalize on our Strong Position in International Equity. We expect to continue to grow our International Equity assets under management. Our International Equity II strategy, launched in March 2005 as a successor strategy to our International Equity I strategy, has produced attractive investment returns relative to industry benchmarks and has grown to $16.3 billion in assets under management in four years (as of March 31, 2009). We believe we have the capacity to handle substantial additional assets within our International Equity II strategy. In addition to continuing to grow our International Equity strategies, we plan to continue to leverage our experience in International Equity to grow our Global Equity strategy in order to capitalize on increasing flows into this strategy in the United States.

•
Grow our other Investment Strategies. Historically, we concentrated our distribution efforts primarily on our International Equity strategies. In recent years, we have focused on expanding and growing our other strategies, including our High Grade Fixed Income and High Yield strategies which have experienced significant growth in assets under management as a result. We expect that our U.S. Equity strategies will provide additional growth once they achieve their three-year performance track records, which will be available in July, and are an important pre-requisite to investing for many institutional investors. We also intend to continue to initiate new product offerings in additional asset classes where we believe our investment professionals have the potential to produce attractive risk-adjusted returns.

•
Further Extend our Distribution Capabilities. We continue to focus on expanding our distribution capabilities into those markets and client segments where we see demand for our product offerings and which we believe are consistent with our philosophy of focusing on distributors who display institutional buying behavior through their selection process and due diligence. We have selectively strengthened our international distribution by expanding into Canada and expect to further develop our international distribution over time.

•
Maintain a Disciplined Approach to Growth. We are an investment-centric firm that focuses on the delivery of superior long-term investment returns for our clients through the application of our established investment processes and risk management discipline. While we have generated significant growth in our assets under management over the past several years and have continued to develop a broader range of investment offerings, we are focused on long-term success and we will only pursue expansion opportunities that are consistent with our operating philosophy.

•
Continue to Focus on Risk Management. We manage risk at multiple levels throughout the organization, including directly by the portfolio manager, at the Chief Investment Officer level, under the Enterprise Risk Management Committee, among a dedicated risk management group and within the legal and compliance department. Our approach to managing portfolio-level risk is not designed to avoid taking risks, but to seek to ensure that the risks we choose to take are rewarded with an appropriate premium opportunity for those risks. This approach to managing portfolio-level risk has contributed significantly to our strong relative investment performance and will continue to be an integral component of our investment processes.

Risk Factors

An investment in our Class A common stock involves substantial risks and uncertainties. These risks and uncertainties include, among others, those listed below:

•
The loss of either of our Principals or other key investment professionals or members of our senior management team could have a material adverse effect on our business. Our ability to attract and retain qualified investment professionals is critical to our success.

•
If our investment strategies perform poorly for any reason, including due to a declining stock market, general economic downturn or otherwise, clients could withdraw their funds and we could suffer a decline in assets under management, which would reduce our earnings.

•	The recent deterioration in global economic conditions has adversely affected and may continue to adversely affect our business.

•	The historical returns of our existing investment strategies may not be indicative of their future results or of the results of investment strategies we are in the process of developing.

•
Most of our investment strategies consist of investments in the securities of issuers located outside of the United States, which involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

•	We derive a substantial portion of our revenues from a limited number of our products.

The foregoing is not a comprehensive list of the risks and uncertainties we face. Investors should carefully consider all of the information in this prospectus, including information under “Risk Factors”, prior to making an investment in our Class A common stock.

Our Structure and Reorganization

The diagram below depicts our organizational structure immediately after the consummation of this offering and related transactions.

Note: Percentages in this table reflect the approximately 2.1 million shares of restricted stock that generally vest over a five-year period expected to be awarded to our directors and employees (other than our Principals) in connection with this offering.

As a holding company, we conduct all of our business activities through Artio Global Management LLC, a subsidiary of our direct subsidiary Artio Global Holdings LLC. Net profits and net losses of Artio Global Holdings will be allocated, and distributions will be made, approximately 75% to us and approximately 12.5% to each of our Principals, after giving effect to the transactions described herein.

Reorganization Transactions

In connection with this offering, we will enter into a series of transactions to reorganize our capital structure and effectuate a separation from our parent company. We refer throughout this prospectus to the transactions described below as the “reorganization” or the “reorganization transactions”.

Revisions to our Organization. Prior to this offering, each of our Principals has a 15% profits interest in Artio Global Management LLC, our operating subsidiary, but this interest is subject to vesting and includes certain put and call rights. Prior to this offering, we contributed our interests in Artio Global Management LLC to Artio Global Holdings LLC. Immediately prior to this offering, our Principals will each contribute their interests in Artio Global Management LLC to Artio Global Holdings LLC and we will amend and restate Artio Global Holdings’ operating agreement to, among other things, modify its capital structure by creating a single new class of units called “New Class A Units”, approximately 70% of which will be issued to us and approximately 15% of which will be issued to each of our Principals, in each case, upon receipt of those contributions, ~~after~~before giving effect to the transactions described herein. The New Class A Units issued to our Principals will be fully vested and will not be subject to any put and call rights. Following such steps, Artio Global Management will be 100% owned by Artio Global Holdings, and our Principals’ interests in Artio Global Management will instead be indirect through their ownership of Artio Global Holdings. Upon completion of this offering, there will be approximately 62,140,605 New Class A Units issued and outstanding, including 2,140,605 New Class A Units which are restricted and generally vest over a five-year period.

Revisions to our Capitalization Structure. Prior to this offering, Julius Baer Holding Ltd., our parent company and existing shareholder, owns all of our outstanding capital stock, consisting of ~~a single class~~42,000,000 shares of Class C common stock. ~~In connection with~~  Immediately prior to this offering, we will amend and restate our certificate of incorporation to authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock.

Class A Shares. Shares of our Class A common stock will be issued to the public in this offering. Class A common stock will entitle holders to one vote per share and economic rights (including rights to dividends and distributions upon liquidation).

Class B Shares. All of our shares of Class B common stock will be issued to the Principals, in an amount equal to the number of New Class A Units ~~held by~~ to be issued simultaneously to the Principals. Class B common stock will entitle holders to one vote per share but will have no economic rights (including rights to dividends and distributions upon liquidation).

Class C Shares. ~~Shares of our common stock outstanding prior~~Prior to this offering ~~will be converted into~~           , our parent owns all of our outstanding common stock, consisting of 42,000,000 shares of Class C common stock, equal to the number of outstanding New Class A Units held by Artio Global Investors Inc. ~~Julius Baer Holding Ltd. will receive all of these shares~~Each share of Class C common stock~~, each share of which will have~~ has economic rights (including rights to dividends and distributions upon liquidation) equal to the economic rights of each share of the Class A common stock. In order to allow Julius Baer Holding Ltd., when selling the remainder of its holdings, to avail itself of certain Swiss tax exemptions that require it to have voting rights equal to 20% of the combined voting power of the common stock, the outstanding shares of Class C common stock will have an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Prior to this offering, Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has voting power as holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

If Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries, such shares will automatically convert into shares of Class A common stock. In addition, on the second anniversary of the completion of this offering, the Class C common stock will automatically convert into Class A common stock.

Following this offering, we will own a number of New Class A Units equal to the aggregate number of shares of Class A and Class C common stock outstanding.

Incurrence of New Debt~~. Prior to~~ and Related Distributions. In connection with this offering, Artio Global Holdings intends to establish a $60.0 million ~~loan~~term debt facility which, together with available cash, will fund a ~~$       million special~~distribution to us that we will use to fund a distribution to our parent, and will also be utilized to provide working capital for our business and, potentially, seed capital for future investment products. In addition, Artio Global Holdings will enter into a $50.0 million revolving credit facility to be used primarily for working capital needs. The distribution to our parent will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $186.2 million on a pro forma basis ($146.1 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

New Agreements with the Principals.  In connection with the closing of this offering, we will enter into an exchange agreement with the Principals that will grant each Principal and certain permitted transferees the right to exchange his New Class A Units, which represent ownership rights in Artio Global Holdings, for shares of our Class A common stock on a one-for-one basis, subject to certain restrictions. The exchange agreement will permit each Principal to exchange a number of New Class A Units for shares of Class A common stock that we will repurchase in connection with this offering as described under “Use of Proceeds”.  Each Principal will also be permitted to exchange up to all of the New Class A Units that he owns at the time of this offering at any time following the expiration of the underwriters’ lock-up, 180 days after the date of this prospectus, subject to extension as described under “Underwriting”.  Any exchange of New Class A Units will generally be a taxable event for the exchanging Principal.  As a result, each Principal will be permitted to sell shares of Class A common stock in connection with any exchange in an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange.  In addition, each Principal will be permitted to sell up to 20% of the remaining shares of Class A common stock that he owns (calculated assuming all New Class A Units have been exchanged by him) on or after the first anniversary of the pricing of this offering and an additional 20% of such remaining shares of Class A common stock on or after each of the next four anniversaries.  As a result, each Principal will, over time, have the ability to convert his illiquid ownership interests in Artio Global Holdings into Class A common stock that can more readily be sold in the public markets. The exchange agreement will also include certain non-compete restrictions applicable to each of the Principals. See “Relationships and Related Party Transactions — Exchange Agreement”.

The exchange of units for stock by the Principals is expected to generate tax savings for us. We will enter into an agreement with the Principals that will provide for the payment by us to each of Principals of 85% of the amount of reduction in tax payments created by each Principal’s exchanges, if any, in U.S. federal, state and local income tax that we realize as a result of the exchanges referred to above by such Principal. See “Relationships and Related Party Transactions — Tax Receivable Agreement”.

New Compensation Arrangements with our Senior Management. Prior to this offering we have not had employment contracts with our senior management, other than our Principals, or granted equity-based incentive compensation to our employees. We expect to enter into new employment agreements with our Principals and certain other senior members of management that will become effective on completion of this offering. We also ~~intend~~expect to grant 2,140,605 shares of restricted stock to directors and employees (other than our Principals) ~~at the time of~~in connection with this offering.

New Arrangements with our Parent. Prior to this offering, we obtained from our parent certain services and paid it license fees. Following this offering, we will no longer be required to pay license fees to our parent. We will enter into a transition services agreement pursuant to which our parent will continue to provide us, and we will continue to provide our parent, with a limited number of services for a transitional period of up to one year following this offering. See “Relationships and Related Party Transactions—Transition Services Agreement”.

New Agreement with our Parent and the Principals. In connection with this offering, we will enter into a registration rights agreement with the Principals and our parent to provide customary registration rights, including demand registration rights and piggyback registration rights. See “Relationships and Related Party Transactions—Registration Rights Agreement”.

Distributions and Expenses Associated with our Existing Owners

Certain elements of the reorganization transactions described above will cause distributions and other payments to be made to our existing owners or will require us to record expenses related to such owners. The following is a summary of such items as described in this prospectus:

•
Artio Global Holdings intends to declare a ~~special $       million~~ distribution prior to this offering to us~~, which~~ that we will ~~distribute to our parent, following our declaration of a dividend~~use to fund a distribution to our parent. The distribution will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $186.2 million on a pro forma basis ($146.1 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

~~•~~
~~We will use $       ,  representing a portion of the net proceeds of this offering,~~Based on an assumed offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus), we will use $252.7 million to repurchase 12.6 million shares of Class C common stock from Julius Baer Holding Ltd. in order to enable Julius Baer Holding Ltd. to monetize and reduce its shareholding in us~~. We~~, and we will use $24.1 million of the net proceeds of this offering to repurchase 1.2 million shares of Class A common stock from Richard Pell, and $24.1 million of the net proceeds of this offering to repurchase 1.2 million shares of Class A common stock from Rudolph-Riad Younes, which they will receive upon conversion of an equivalent amount of New Class A Units immediately prior to the offering.

•
As a result of this offering, the unvested component of each Principal’s Class B profits interest will completely vest. We will record a compensation charge of $270.2 million relating to this acceleration and the tax receivable agreement we will enter into with our Principals.

•
In contemplation of this offering, we accelerated the vesting of the unvested portion of a deferred compensation plan for our Principals in December 2008 and made payments of $~~7,008,750~~7.0 million to each of our Principals.

•
Historically our ~~only~~ operating subsidiary has made distributions to the Principals relating to their profits interests. From January 1, 2008 to May 31, 2009, ~~the~~our operating subsidiary has made distributions of $350.8 million in the aggregate, $214.0 million of which were to us (and which in turn financed $131.0 million of dividends to Julius Baer Holding Ltd.) and $136.8 million of which were, in the aggregate, to our Principals.

Distributions

Distributions	Julius Baer Holding Ltd.	Richard Pell~~(1)~~		Rudolph-Riad Younes~~(1)~~		Total
~~Special~~Estimated distribution to be made ~~prior to~~following this offering (1)	$186,200,000	$—		$—		$186,200,000
Total net proceeds used to repurchase shares of Class C common stock	252,690,000	—		—		252,690,000
Total net proceeds used to repurchase shares of Class A common stock	—	24,065,000		24,065,000		48,130,000
Payment (December 2008) relating to vesting of Principals’ deferred compensation plan	—	7,008,750		7,008,750		14,017,500
Distributions related to profits interests during 2008	—	48,438,329	(2)	49,297,328	(2)	~~97,735,659~~97,735,657
Distributions related to profits interests during 2009 (to May 31)	—	20,111,959	(2)	18,918,759	(2)	39,030,718
Dividends during 2008 and 2009 (to May 31)	131,000,000	—		—		131,000,000

(1)	Actual distribution will be $40.1 million plus total stockholder’s equity as of the date of this offering.

(2)
Each Principal ~~is~~was previously entitled to receive distributions relating to his 15% share of the profits of Artio Global Management, as defined in the operating agreement.  Although the Principals ~~receive~~received equivalent amounts in the aggregate, the payments within a particular year may differ due to tax distributions that may be dissimilar due to applicable tax rates.

Future Distributions

Following this offering, we intend to make (or cause our operating company to make) the following distributions:

•
Pursuant to the tax receivable agreement we will enter into with the Principals in connection with this offering, we will pay each of them 85% of the amount of the reduction in tax payments that we would otherwise be required to pay, if any, in U.S. federal, state and local income tax that we actually realize as a result of each Principal’s exchanges of New Class A Units for shares of our Class A common stock. The amount and timing of these payments will vary depending on a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable.

•
Artio Global Holdings will make distributions on a quarterly basis to us and the Principals, on a pro rata basis based on ownership interests, in amounts sufficient to pay taxes payable on earnings, calculated using an assumed tax rate.

•
Beginning in 2010, we intend to pay quarterly dividends on shares of our Class A common stock and Class C common stock, which we expect to fund from our portion of distributions made by our operating company to us and the Principals on a pro rata basis based on ownership interests. The first quarterly dividend payment, which will be for the first quarter but be payable in the second quarter, is expected to be $        per share and we expect to fund it by an aggregate distribution by our operating company of $        million, approximately 75% of which will be distributed to us and approximately 12.5% of which will be distributed to each of Messrs. Pell and Younes, after giving effect to the transactions described herein. See “Dividend Policy and Dividends”. The declaration and payment of ~~any~~all future dividends, if any, will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from our operating company.

Our Corporate Information

Our headquarters are located at 330 Madison Ave, New York, NY 10017. Our telephone number at the address is (212) 297-3600 and our website address is www.artioglobal.com. Information contained on our website is not part of this prospectus. The company was incorporated on November 21, 1962 in Delaware.

THE OFFERING

Class A common stock we are offering	15,000,000 shares of Class A common stock.

Class A common stock to be outstanding immediately after this offering and the application of the net proceeds as described under “—Use of Proceeds”

17,140,605 shares of Class A common stock. If all holders of New Class A Units immediately after this offering and the reorganization ~~were entitled, and they~~ elected~~,~~ to exchange them for shares of our Class A common stock and all shares of Class C common stock were converted into shares of Class A common stock, 62,140,605 shares of Class A common stock would be outstanding immediately after this offering.

Class B common stock to be outstanding immediately after this offering and the application of the net proceeds as described under “—Use of Proceeds”

15,600,000 shares of Class B common stock. Shares of our Class B common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of New Class A Units issued in the reorganization to the Principals. When a New Class A Unit is exchanged for a share of Class A common stock, the corresponding share of Class B common stock will be cancelled. See “Relationships and Related Party Transactions—Exchange Agreement”.

Class C common stock to be outstanding immediately after this offering and the application of the net proceeds as described under “—Use of Proceeds”

29,400,000 shares of Class C common stock. Shares of Class C common stock will have economic rights (including rights to dividends and distributions upon liquidation) equal to the economic rights of the Class A common stock. If Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries, such shares will automatically convert into an equal number of shares of Class A common stock. In addition, on the second anniversary of this offering, the Class C common stock will automatically convert into Class A common stock on a one-for-one basis.

Voting rights
One vote per share of Class A common stock and Class B common stock. Shares of Class C common stock will have an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has voting power as holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our

Class A and Class B common stock. Under this shareholders agreement, as long as Julius Baer Holding Ltd. owns shares of our Class C common stock constituting at least 10% of our outstanding common stock, it will be entitled to appoint a member to our board of directors.

Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class A common stock by us in this offering will be approximately $         ~~billion~~300.8 million, or approximately $         ~~billion~~345.9 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based on an assumed initial public offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts ~~and commissions and estimated offering expenses~~ payable by us.

We intend to use the net proceeds from this offering to repurchase and retire an aggregate of 12.6 million shares of Class C common stock (14.9 million shares of Class C common stock if the underwriters exercise in full their option to purchase additional shares) from our parent~~, Julius Baer Holding Ltd.,~~ and to repurchase 1.2 million shares of Class A common stock from Richard Pell~~,~~ and 1.2 million shares of Class A common stock from Rudolph-Riad Younes. We will not retain any of the net proceeds.

Dividend policy
Following this offering, we intend to pay quarterly cash dividends. We expect that our first dividend will be paid in the second quarter of 2010 (in respect of the first quarter) and will be $            per share of our Class A common stock and Class C common stock.

The declaration and payment of ~~any~~all future dividends, if any, will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from our operating company. See “Dividend Policy and Dividends”.

As a holding company, we will have no material assets other than our ownership of New Class A Units of Artio Global Holdings and, accordingly, will depend on distributions from it to fund any dividends we may pay. We intend to cause it to make distributions to us with available cash generated from its subsidiaries’ operations in an amount sufficient to cover dividends, if any, declared by us. If Artio Global Holdings makes such distributions, the other holders of New Class A Units will be entitled to receive equivalent distributions on a pro rata basis.

Risk Factors	The “Risk Factors” section included in this prospectus contains a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.

New York Stock Exchange symbol	“ART”

The number of shares of Class A common stock outstanding immediately after this offering excludes:

•
15,600,000 shares of Class A common stock reserved for issuance upon the exchange of the New Class A Units held by the Principals ~~and~~           , 2,400,000 shares of Class A common stock repurchased from our Principals in connection with this offering and held as treasury stock and 29,400,000 shares of Class A common stock reserved for issuance upon the conversion of the Class C common stock held by our parent, in each case that will be outstanding immediately after this offering; and

•	7,500,000 shares of Class A common stock reserved for issuance under the Artio Global Investors Inc. 2009 Stock Incentive Plan.

Unless otherwise indicated in this prospectus, all information in this prospectus  (other than historical financial information)  (i) assumes that 15,000,000 shares of our Class A common stock will be sold at $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus) and no exercise by the underwriters of their option to purchase additional shares of Class A common stock, (ii) gives effect to the filing of our amended and restated certificate of incorporation effecting a 10,500:1 stock split of our common stock into 42 million shares of Class C common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part and (iii) reflects the inclusion of 2,140,605 shares of restricted stock that generally vest over a five-year period, expected to be awarded to our directors and employees (other than our Principals) in connection with this offering.

SUMMARY SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth the summary historical and pro forma consolidated financial and other data for Artio Global Investors Inc. and subsidiaries as of the dates and for the periods indicated. In accordance with Securities and Exchange Commission’s Staff Accounting Bulletin Topic 4:C, the summary of selected consolidated statement of income data for the years ended December 31, 2006, 2007 and 2008, and the three months ended March 31, 2008 and 2009, and the selected consolidated statement of financial position data as of December 31, 2007 and 2008, and March 31, 2009 give retroactive effect to a 10,500:1 stock split that will occur prior to the completion of this offering. The summary of selected consolidated statement of income data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated statement of financial position data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, included elsewhere in the prospectus. The selected consolidated statement of income data for the three months ended March 31, 2008 and 2009 and the consolidated statement of financial position data as of March 31, 2009 have been derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods presented therein. Our results for the three months ended March 31, 2008 and 2009 are not necessarily indicative of our results for a full fiscal year.

The unaudited pro forma consolidated financial data gives effect to all of the transactions described under “Unaudited Pro Forma Consolidated Financial Information”, including the incurrence of debt by Artio Global Holdings ~~prior to~~in connection with this offering, the reorganization transactions and this offering.

You should read the summary selected historical and pro forma consolidated financial and other data in conjunction with “Our Structure and Reorganization”, “Unaudited Pro Forma Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical consolidated financial statements and related notes and the unaudited pro forma financial statements and related notes included elsewhere in this prospectus.

	Historical										Pro Forma
	Year Ended December 31,						Three Months Ended March 31,				Year Ended December 31,	Three Months Ended March 31,
	2006		2007		2008		2008		2009		2008	2009
	(~~dollars~~ in thousands, except ~~share and~~ per share data)
Statement of Income Data:
Revenue
Investment management fees		$300,432		$445,558		$425,003		$116,828		$62,816	$425,003	$62,816
Net (losses) on securities held for deferred compensation		—		—		(2,856)		(545)		(273)	(2,856)	(273)
Foreign currency gains (losses).		—		186		(101)		34		(16)	(101)	(16)
Total revenues		300,432		445,744		422,046		116,317		62,527	422,046	62,527
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits		69,677		92,277		92,487		28,493		16,940	99,993	21,036
Allocation of Class B profits interests		53,410		83,512		76,074		20,400		10,215	—	—
Change in redemption value of Class B profits interests.		46,932		76,844		54,558		22,659		18,126	—	—
Total employee compensation and benefits		170,019		252,633		223,119		71,552		45,281	99,993	21,036
Interest expense		—		—		—		—		—	3,250	813
Shareholder servicing and marketing		20,134		25,356		23,369		6,697		3,069	23,369	3,069
General and administrative		31,510		50,002		62,833		15,478		8,174	47,972	7,423
Total expenses		221,663		327,991		309,321		93,727		56,524	174,584	32,341
Operating income before income tax expense		78,769		117,753		112,725		22,590		6,003	247,462	30,186
Non-operating income (loss)		3,288		7,034		3,181		1,102		(81)	100	(81)
Income from continuing operations before income tax expense		82,057		124,787		115,906		23,692		5,922	247,562	30,105
Income tax expense		38,514		58,417		54,755		12,282		2,877	79,989	9,727
Income from continuing operations		43,543		66,370		61,151		11,410		3,045	167,573	20,378
Income from discontinued operations, net of taxes		1,231		1,616		—		—		—	—	—
Net income		44,774		67,986		61,151		11,410		3,045	167,573	20,378
Less: Net income attributable to non-controlling interests		—		—		—		—		—	62,221	7,566
Net income attributable to Artio Global Investors		$44,774		$67,986		$61,151		$11,410		$3,045	$ ~~—~~105,352	$ ~~—~~12,812
Basic net income per share attributable to Artio Global Investors ~~Common Shareholders~~Class A (pro forma only) and Class C common stockholders: Income per share from continuing operations before discontinued operations (1)	$	~~10,886~~1.04	$	~~16,592~~1.58	$	~~15,288~~1.46	$	~~2,853~~0.27	$	~~761~~0.07	$2.37	$0.29

Historical					Pro Forma
Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
2006	2007	2008	2008	2009	2008	2009
(~~dollars~~ in thousands, except ~~share and~~ per share data)

Income (loss) per share from discontinued operations, net of taxes (1)	0.03	0.04	—	—	—	—	—
Net income per share (1)	$1.07	$1.62	$1.46	$0.27	$0.07	$2.37	$0.29
~~Basic and diluted~~Diluted net income ~~(loss)~~ per share ~~from discontinued operations, net of taxes,~~ attributable to Artio Global Investors ~~Common Shareholders~~Class A (pro forma only) and Class C common stockholders: Income per share before discontinued operations (1)	~~307~~ $1.04	~~404~~ $1.58	~~—~~$1.46	~~—~~$0.27	~~—~~$0.07	$2.32	$0.28
~~Basic net income per share attributable to Artio Global Investors Common Shareholders~~Income per share from discontinued operations, net of taxes (1)	~~11,193~~0.03	~~16,996~~0.04	~~15,288~~—	~~2,853~~—	~~761~~—	—	—
~~Diluted net~~Net income per share ~~attributable to Artio Global Investors Common Shareholders~~(1)	~~11,193~~$1.07	~~16,996~~$1.62	~~15,288~~$1.46	~~2,853~~$0.27	~~761~~ $0.07	$2.32	$0.28
Dividends declared per basic share (1)	—	~~15,025~~$1.43	~~29,250~~$2.79	~~15,250~~$1.45	~~3,500~~$0.33	$2.64	$0.32
Weighted average Class A (pro forma only) and Class C common shares used in basic net income per share (1)	42,000	42,000	42,000	42,000	42,000	44,400	44,400
Weighted average Class A (pro forma only) and Class C common shares used in ~~basic and~~ diluted net income per share (1)	~~4,000~~42,000	~~4,000~~42,000	~~4,000~~42,000	~~4,000~~42,000	~~4,000~~42,000	60,214	60,482

(1)	Historical data as recast to give retroactive effect to a 10,500:1 stock split that was effected as of , 2009.

			As of March 31, 2009
	As of December 31, 2007	As of December 31, 2008	Historical	Pro Forma
	(~~dollars~~ in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	$133,447	$86,563	$96,202	$19,026
Total assets	355,355	319,476	278,368	120,621
Accrued compensation and benefits	245,245	268,925	238,705	8,474
Long-term debt	—	—	—	60,000
Total liabilities	266,261	286,231	256,078	155,505
Total ~~stockholders’~~Artio Global Investors stockholder’s equity (deficit)	$89,094	$33,245	$22,290	$(24,460)
Non-controlling interests	—	—	—	(10,424)
Total equity (deficit)	$89,094	$33,245	$22,290	$(34,884)

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
	(~~dollars~~ in millions)
Selected Unaudited Operating Data (excluding legacy activities):
Assets under management (1)	$53,486	$75,362	$45,200	$71,501	$38,941
Net client cash flows (2)	7,582	12,150	1,930	2,851	222
Market appreciation (depreciation) (3)	11,054	9,726	(32,092)	(6,712)	(6,481)

(1)	Reflects the amount of money our clients have invested in our strategies as of the period-end date.

(2)	Reflects the amount of money our clients have invested in our strategies during the period, net of outflows and excluding appreciation (depreciation) due to changes in market value.

(3)	Represents the appreciation (depreciation) of the value of assets under our management during the period due to market performance and fluctuations in exchange rates.

RISK FACTORS

You should carefully consider each of the risks below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our Class A common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be negatively affected, the market price of your shares could decline and you could lose all or part of your investment.

Risks Related to our Business

The loss of either of our Principals or other key investment professionals or members of our senior management team could have a material adverse effect on our business. Our ability to attract and retain qualified investment professionals is critical to our success.

We depend on the skills and expertise of qualified investment professionals and our success depends on our ability to retain the key members of our investment team and to attract new qualified investment professionals. In particular, we depend on our Principals, who were the architects of our International Equity strategies. Our Principals, as well as other key members of our investment team, possess substantial experience in investing and have developed strong relationships with our clients. The loss of either of our Principals or any of our other key investment professionals could limit our ability to successfully execute our business strategy and may prevent us from sustaining the performance of our investment strategies or adversely affect our ability to retain existing and attract new client assets. In addition, our investment professionals and senior marketing personnel have direct contact with our institutional separate account clients and their consultants, and with key individuals within each of our other distribution sources and the loss of these personnel could jeopardize those relationships and result in the loss of such accounts. We do not carry any “key man” insurance that would provide us with proceeds in the event of the death or disability of our Principals or other key members of our investment team.

We also anticipate that it will be necessary for us to hire additional investment professionals as we further diversify our investment products and strategies. Competition for employees with the necessary qualifications is intense and we may not be successful in our efforts to recruit and retain the required personnel. Our ability to retain and attract these personnel will depend heavily on the amount of compensation we offer. Compensation levels in the investment management industry are highly competitive and can fluctuate significantly from year to year. Consequently, our profitability could decline as we compete for personnel. An inability to recruit and retain qualified personnel could affect our ability to provide acceptable levels of service to our clients and funds and hinder our ability to attract new clients and investors to our strategies, each of which could have a material adverse effect on our business.

If our investment strategies perform poorly, clients could withdraw their funds and we could suffer a decline in assets under management and/or become subject to litigation which would reduce our earnings.

The performance of our investment strategies is critical in retaining existing clients as well as attracting new clients. If our investment strategies perform poorly for any reason, our earnings could be reduced because:

•	our existing clients may withdraw their funds from our investment strategies, which would cause the revenues that we generate from investment management fees to decline;

•	our Morningstar and Lipper ratings may decline, which may adversely affect the ability of our funds to attract new or retain existing assets;

•
third-party financial intermediaries, advisors or consultants may rate our investment products poorly, which may lead our existing clients to withdraw funds from our investment strategies or to reduce asset inflows from these third parties or their clients; or

•
the mutual funds and other investment funds that we advise or sub-advise may decide not to renew or to terminate the agreements pursuant to which we advise or sub-advise them and we may not be able to replace these relationships.

Our investment strategies can perform poorly for a number of reasons, including general market conditions and investment decisions that we make. In addition, while we seek to deliver long-term value to our clients, volatility may lead to under-performance in the near-term, which could impair our earnings. The global economic environment deteriorated sharply in 2008, particularly in the third and fourth quarters, with virtually every class of financial asset experiencing significant price declines and volatility as a result of the global financial crisis. In the period from January 1, 2008 through May 31, 2009, our assets under management decreased by approximately 37% primarily as a result of general market conditions. Our largest strategy has under-performed to date in 2009 compared to its benchmarks as we avoided certain sectors that have outperformed the market.

In contrast, when our strategies experience strong results relative to the market, clients’ allocations to our strategies may increase relative to their other investments and we could suffer withdrawals as our clients rebalance their investments to fit their asset allocation preferences.

While clients do not have legal recourse against us solely on the basis of poor investment results, if our investment strategies perform poorly, we are more likely to become subject to litigation brought by dissatisfied clients. In addition, to the extent clients are successful in claiming that their losses resulted from fraud, negligence, willful misconduct, breach of contract or other similar misconduct, such clients may have remedies against us, our investment funds, our investment professionals and/or our affiliates under the federal securities law and/or state law.

The historical returns of our existing investment strategies may not be indicative of their future results or of the investment strategies we are in the process of developing.

We have presented the historical returns of our existing investment strategies under “Business—Investment Strategies, Products and Performance”. The historical returns of our strategies and the rankings we have received in the past should not be considered indicative of the future results of these strategies or of any other strategies that we may be in the process of developing or that we may develop in the future. Our strategies’ returns have benefited during some periods from investment opportunities and positive economic and market conditions. More recent general economic and market conditions have negatively affected investment opportunities and our strategies’ returns, and there can be no assurance that such negative conditions will not continue or that, in the future, we will be able to identify and invest in profitable investment opportunities within our current or future strategies. For example, in the first five months of 2009, our International Equity strategies performed well below historical averages on a relative basis.

Difficult market conditions can adversely affect our business in many ways, including by reducing the value of our assets under management and causing clients to withdraw funds, each of which could materially reduce our revenues and adversely affect our financial condition.

The fees we earn under our investment management fee agreements are typically based on the market value of our assets under management. Investors in open-end funds can redeem their investments in those funds at any time without prior notice and our clients may reduce the aggregate amount of assets under management with us for any number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In addition, the prices of the securities held in the portfolios we manage may decline due to any number of factors beyond our control, including, among others, a declining stock market, general economic downturn, political uncertainty or acts of terrorism. As we have seen in connection with the market dislocations of 2008 and 2009, in difficult market conditions, the pace of client redemptions or withdrawals from our investment strategies could accelerate if clients move assets to investments they perceive as offering greater opportunity or lower risk. Any of these sources of declining assets under management would result in lower investment management fees.

For example, since the beginning of 2008, we have seen historically difficult market conditions as world financial markets have experienced record volatility and many key market indices have declined substantially. Global equity markets fell in 2008, particularly as the financial crisis intensified in the third and fourth quarters. For example, by year-end the MSCI All Country World Index (ex-US) was down 41% in local currency terms and 45% in U.S. dollar terms. In addition, equity market volatility reached extreme levels around the world, evidenced by dramatically higher average levels for the VSTOXX and VIX indices.

The sizeable decline in stock prices worldwide resulted in substantial withdrawals from equity funds during 2008 throughout the asset management industry. By the end of 2008, it was clear that the U.S. and other major economies were in recession, and despite the coordinated efforts of governments around the world to stabilize financial markets, volatility persisted. Economic conditions worsened in the first quarter of 2009 and the flight to quality continued. As a result, we continue to operate in a challenging business environment, and the economic outlook remains uncertain for the remainder of the year.

As a result of these market conditions, our assets under management have also decreased substantially since the end of the second quarter of 2008. If our revenue declines without a commensurate reduction in our expenses, our net income will be reduced and our business may be negatively affected.

Most of our investment strategies consist of investments in the securities of companies located outside of the United States, which may involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

As of March 31, 2009, approximately 85% of our assets under management across our investment strategies were invested in strategies that primarily invest in securities of companies located outside the United States. Fluctuations in foreign currency exchange rates could negatively affect the returns of our clients who are invested in these strategies. In addition, an increase in the value of the U.S. dollar relative to non-U.S. currencies is likely to result in a decrease in the U.S. dollar value of our assets under management, which, in turn, could result in lower U.S.-dollar denominated revenue.

Investments in non-U.S. issuers may also be affected by tax positions taken in countries or regions in which we are invested as well as political, social and economic uncertainty, particularly as a result of the recent decline in economic conditions. Many financial markets are not as developed, or as efficient, as the U.S. financial market, and, as a result, liquidity may be reduced and price volatility may be higher. Liquidity may also be adversely affected by political or economic events within a particular country, and by increasing the size of our investments in smaller non-U.S. issuers. Non-U.S legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information in respect of such companies. These risks could adversely affect the performance of our strategies that are invested in securities of non-U.S. issuers.

We derive a substantial portion of our revenues from a limited number of our strategies.

As of March 31, 2009, over 83% of our assets under management were concentrated in the International Equity I and International Equity II strategies, and 94% of our investment management fees for the three months ended March 31, 2009 were attributable to fees earned from those strategies. As a result, our operating results are substantially dependent upon the performance of those strategies and our ability to attract positive net client flows into those strategies. In addition, our smaller strategies, due to their size, may not be able to generate sufficient fees to cover their expenses. If a significant portion of the investors in either the International Equity I or International Equity II strategies decided to withdraw their investments or terminate their investment management agreements for any reason, including poor investment performance or adverse market conditions, our revenues from those strategies would decline and it could have a material adverse effect on our earnings.

We derive substantially all of our revenues from contracts that may be terminated on short notice.

We derive substantially all of our revenues from investment advisory and sub-advisory agreements, almost all of which are terminable by clients upon short notice. Our investment management agreements with mutual funds, as required by law, are generally terminable by the funds’ board of directors or a vote of the majority of the funds’ outstanding voting securities on not more than 60 days’ written notice. After an initial term, each fund’s investment management agreement must be approved and renewed annually by the independent members of such fund’s board of directors. Our sub-advisory agreements are generally terminable on not more than 60 days’ notice. These investment management agreements may be terminated or not renewed for any number of reasons. The decrease in revenues that could result from the termination of a material contract could have a material adverse effect on our business.

We depend on third-party distribution sources to market our investment strategies and access our client base.

Our ability to grow our assets under management is highly dependent on access to third-party intermediaries, including RIAs and broker-dealers. We also provide our services to retail clients through mutual fund platforms and sub-advisory relationships. As of March 31, 2009, our largest mutual fund platform represented approximately 9% of our total assets under management, our largest intermediary accounted for approximately 6% of our total assets under management and our largest sub-advisory relationship represented approximately 4% of our total assets under management. We cannot assure you that these sources and client bases will continue to be accessible to us on commercially reasonable terms, or at all. The absence of such access could have a material adverse effect on our earnings. Our institutional separate account business is highly dependent upon referrals from pension fund consultants. Many of these consultants review and evaluate our products and our firm from time to time. Poor reviews or evaluations of either a particular product or of us may result in client withdrawals or may impair our ability to attract new assets through these intermediaries. As of March 31, 2009, the consultant advising the largest portion of our client assets under management represented approximately 6% of our assets under management. In addition, the recent economic downturn and consolidation in the broker-dealer industry have led to increased competition to market through broker dealers and higher costs, and may lead to reduced distribution access and further cost increases.

The significant growth we have experienced over the past five years has been and may continue to be difficult to sustain.

Our assets under management have increased from approximately $7.5 billion as of December 31, 2003 to approximately $47.6 billion as of May 31, 2009. Our May 31, 2009 assets under management represent a substantial decline from our quarter-end high of $75.4 billion as of December 31, 2007, but still represent a significant rate of growth that has been and may continue to be difficult to sustain. The growth of our business will depend on, among other things, our ability to devote sufficient resources to maintaining existing investment strategies and developing new investment strategies, our success in producing attractive returns from our investment strategies, our ability to extend our distribution capabilities, our ability to deal with changing market conditions, our ability to maintain adequate financial and business controls and our ability to comply with new legal and regulatory requirements arising in response to both the increased sophistication of the investment management market and the significant market and economic events of the last 18 months. In addition, the growth in our assets under management since December 31, 2003 has benefited from a general depreciation of the U.S. dollar relative to many of the currencies in which we invest and such currency trends may not continue, as evidenced by recent volatility. If we believe that in order to continue to produce attractive returns from our investment strategies we should close certain of those strategies to new investors, we may choose to do so. In addition, we expect there to be significant demand on our infrastructure and investment team and we cannot assure you that we will be able to manage our growing business effectively or that we will be able to sustain the level of growth we have achieved historically, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

Our failure to comply with investment guidelines set by our clients, including the boards of mutual funds, could result in damage awards against us and a loss of assets under management, either of which could cause our earnings to decline.

As an investment advisor, we have a fiduciary duty to our clients. When clients retain us to manage assets on their behalf, they generally specify certain guidelines regarding investment allocation and strategy that we are required to follow in the management of their portfolios. In addition, the boards of mutual funds we manage generally establish similar guidelines regarding the investment of assets in those funds. We are also required to invest the mutual funds’ assets in accordance with limitations under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”) and applicable provisions of the Internal Revenue Code of 1986, as amended. Our failure to comply with these guidelines and other limitations could result in losses to a client or an investor in a fund which, depending on the circumstances, could result in our making clients or fund investors whole for such losses. If we believed that the circumstances did not justify a reimbursement, or clients and investors believed the reimbursement offered was insufficient, they could seek to recover damages from us or could withdraw assets from our management or terminate their investment management agreement. Any of these events could harm our reputation and cause our earnings to decline.

We outsource a number of services to third-party vendors and if they fail to perform properly, we may suffer financial loss and liability to our clients.

We have developed a business model that is primarily focused on our investment strategies. Accordingly, we seek to outsource, whenever appropriate, support functions. The services we outsource include middle- and back-office activities such as trade confirmation, trade settlement, custodian reconciliations and client reporting services as well as our front-end trading system and data center, data replication, file transmission, secure remote access and disaster recovery services. The ability of the third-party vendors to perform their functions properly is highly dependent on the adequacy and proper functioning of their communication, information and computer systems. If these systems of the third-party vendors do not function properly, or if the third-party vendors fail to perform their services properly or choose to discontinue providing services to us for any reason, or if we are unable to renew any of our key contracts on similar terms or at all, it could cause our earnings to decline or we could suffer financial losses, business disruption, liability to clients, regulatory intervention or damage to our reputation.

A change of control of our company could result in termination of our investment advisory agreements.

Under the 1940 Act, each of the investment advisory agreements for SEC registered mutual funds that our subsidiary, Artio Global Management LLC, advises automatically terminates in the event of an assignment. Each fund’s board and shareholders must therefore approve a new agreement in order for our subsidiary to continue to act as its advisor. In addition, under the U.S. Investment Advisers Act of 1940, as amended (the “Advisers Act”), each of the investment advisory agreements for the separate accounts we manage may not be “assigned” without the consent of the client.

An assignment of our subsidiary’s investment management agreements may occur if, among other things, Artio Global Management LLC undergoes a change of control. If such an assignment occurs, we cannot be certain that Artio Global Management LLC will be able to obtain the necessary approvals from the boards and shareholders of the SEC registered funds that it advises, or the necessary consents from clients whose funds are managed pursuant to separate accounts. Under the 1940 Act, if an SEC registered fund’s investment advisor engages in a transaction that results in the assignment of its investment management agreement with the fund, the advisor may not impose an “unfair burden” on that fund as a result of the transaction for a two-year period after the transaction is completed. It is expected that this offering will constitute a change of control for purposes of the 1940 Act. We have obtained all necessary approvals in connection with this offering, but will be subject to the limits on “unfair burdens” for the next two years which could be adverse to our interests.

Operational risks may disrupt our business, result in losses or limit our growth.

We are heavily dependent on the capacity and reliability of the communications, information and technology systems supporting our operations, whether owned and operated by us or by third parties. Operational risks such as trading errors or interruption of our financial, accounting, trading, compliance and other data processing systems, whether caused by fire, other natural disaster or pandemic, power or telecommunications failure, act of terrorism or war or otherwise, could result in a disruption of our business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect our business. The risks related to trading errors are increased by the recent extraordinary market volatility, which can magnify the cost of an error, and by the company’s increased use of derivatives in client accounts, which brings additional operational complexity. For example, in 2008 we suffered trading errors that cost us approximately $5.5 million. Insurance and other safeguards might not be available or might only partially reimburse us for our losses.  Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations and/or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures. We also depend on our headquarters in New York City, where a majority of our employees are located, for the continued operation of our business. Any significant disruption to our headquarters could have a material adverse effect on us.

Employee misconduct could expose us to significant legal liability and reputational harm.

We are vulnerable to reputational harm as we operate in an industry where integrity and the confidence of our clients are of critical importance. Our employees could engage in misconduct that adversely affects our business. For example, if an employee were to engage in illegal or suspicious activities, we could be subject to regulatory sanctions and suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), financial position, client relationships and ability to attract new clients. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective . Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in an adverse effect on our reputation and our business.

If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation, or as a result of the lack of adequate, accurate or timely information or otherwise. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results. Additionally, we could be subject to litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks in client portfolios may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks in those portfolios or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause portfolio losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses in the value of client portfolios and therefore a reduction in our revenues.

Our failure to adequately address conflicts of interest could damage our reputation and materially adversely affect our business.

Potential, perceived and actual conflicts of interest are inherent in our existing and future investment activities. For example, certain of our strategies have overlapping investment objectives and potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities among those strategies. In addition, investors (or holders of our Class A common stock) may perceive conflicts of interest regarding investment decisions for strategies in which our investment professionals, who have and may continue to make significant personal investments, are personally invested. Potential, perceived or actual conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Adequately addressing conflicts of interest is complex and difficult and we could suffer significant reputational harm if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest.

Our business depends on strong brand recognition and, if we are not successful in our rebranding efforts as a result of our change in name, our business could be materially affected.

In June 2008 we changed our name from Julius Baer Americas Inc. to Artio Global Investors Inc. and in October 2008 we changed the names of our mutual funds. The impact of these changes on our business cannot be fully predicted, and the lack of an established brand image for the new name in the marketplace may disrupt our sales and adversely affect our business. If the rebranding effort is not accepted by our clients, creates confusion in the market, or if there are negative connotations associated with our new name that we cannot successfully address, our business may be adversely affected.

As part of our rebranding, we may be required to devote a substantial amount of time and resources to reestablish our identity. We have no significant experience in the type of marketing that will be required to reestablish our identity and we cannot assure you that these efforts will be successful.

Our reputation, revenues and business prospects could be adversely impacted by events relating to our parent or any of its affiliates.

Immediately following this offering and, after giving effect to the transactions described herein, our parent will own 47.3% of our outstanding voting power. We operated under the Julius Baer name, and used this name in connection with certain products of ours, before we began using the Artio name effective June 15, 2008. We exercise no control over the activities of our parent or its affiliates. We may be subject to reputational harm if our parent or any of its affiliates have, or in the future were to, among other things, engage in poor business practices, experience adverse results, be subject to litigation or otherwise damage their reputations or business prospects. Any of these events might in turn adversely affect our own reputation, our revenues and our business prospects.

Our use of leverage ~~to fund a pre-offering distribution to our parent~~ may expose us to substantial risks.

~~Prior to~~In connection with this offering, Artio Global Holdings intends to establish a $60.0 million ~~loan~~term debt facility which, together with available cash, will fund a ~~$       million special~~distribution to us that we will use to

fund a distribution to our parent, and will also be utilized to provide working capital for our business and, potentially, seed capital for future investment products. In addition, Artio Global Holdings will enter into a $50.0 million revolving credit facility to be used primarily for working capital needs. The incurrence of this debt will expose us to the typical risks associated with the use of leverage. Increased leverage makes it more difficult for us to withstand adverse economic conditions or business plan variances, to take advantage of new business opportunities, or to make necessary capital expenditures. The ~~agreement~~agreements governing our ~~loan facility~~debt facilities may contain covenant restrictions that limit our ability to conduct our business, including restrictions on our ability to incur additional indebtedness. A substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Our level of indebtedness may make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business, regulatory and economic conditions.

Failure to comply with “fair value” pricing, “market timing” and late trading policies and procedures may adversely affect us.

The SEC has adopted rules that require mutual funds to adopt “fair value” pricing procedures to address time zone arbitrage, selective disclosure procedures to protect mutual fund portfolio information and procedures to ensure compliance with a mutual fund’s disclosed market timing policy. Recent SEC rules also require our mutual funds to ensure compliance with their own market timing policies. Our mutual funds are subject to these rules and, in the event of our non-compliance, we may be required to disgorge certain revenue. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation, any of which could decrease our future income, or negatively affect our current business or our future growth prospects. During periods of market volatility there is often an increased need to adjust a security’s price to approximate its fair value. This in turn increases the risk that we could breach the fair value pricing and market timing rules.

We are subject to risks relating to new initiatives which may adversely affect our growth strategy and business.

A key component of our growth strategy is to focus on achieving superior, long-term investment performance. Any new initiative we pursue will be subject to numerous risks, some unknown and some known, which may be different from and in addition to the risks we face in our existing business, including, among others, risks associated with newly established strategies without any operating history, risks associated with potential, perceived or actual conflicts of interest, risks relating to the misuse of confidential information, risks due to potential lack of liquidity in the securities in which these initiatives invest and risks due to a general lack of liquidity in the global financial market that could make it harder to obtain equity or debt financing.

In developing any new initiatives, we intend to leverage the expertise and research of our current investment professionals, which may place significant strain on resources and distract our investment professionals from the strategies that they currently manage. This leverage of our existing investment teams may also increase the possibility of a conflict of interest arising, given the differing fee structures associated with these new initiatives. Our growth strategy may require significant investment, including capital commitments to our future hedge fund strategies as well as the hiring of additional investment professionals, which may place significant strain on our financial, operational and management resources. We cannot assure you that we will be able to achieve our growth strategy or that we will succeed in any new initiatives. Failure to achieve or manage such growth could have a material adverse effect on our business, financial condition and results of operations. See “Business—Investment Strategies, Products and Performance—New Initiatives”.

The cost of insuring our business is substantial and may increase.

Our insurance costs are substantial and can fluctuate significantly from year to year. Insurance costs increased in 2008 and additional increases in the short term are possible. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. As we renew our insurance policies, we may be subject to additional costs resulting from rising premiums, the assumption of higher deductibles and/or co-insurance liability and, to the extent certain of our U.S. funds purchase separate director and officer and/or error and omission liability coverage, an increased risk of insurance companies disputing responsibility for joint claims. In addition, we intend to obtain additional liability insurance for our directors and officers in connection with this offering. Higher insurance costs and incurred deductibles would reduce our net income.

Risks Related to our Industry

We are subject to extensive regulation.

We are subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the 1940 Act and the Advisers Act by the Department of Labor under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, as well as regulation by the Financial Industry Regulatory Authority, Inc., or FINRA, and state regulators. The mutual funds we manage are registered with the SEC as investment companies under the 1940 Act. The Advisers Act imposes numerous obligations on investment advisors including record keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities. The 1940 Act imposes similar obligations, as well as additional detailed operational requirements, on registered investment companies, which must be strictly adhered to by their investment advisors.

In addition, our mutual funds are subject to the USA PATRIOT Act of 2001, which requires each fund to know certain information about its clients and to monitor their transactions for suspicious financial activities, including money laundering. The U.S. Office of Foreign Assets Control, or OFAC, has issued regulations requiring that we refrain from doing business, or allowing our clients to do business through us, in certain countries or with certain organizations or individuals on a list maintained by the U.S. government. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of the registration of any of our subsidiaries as a registered investment advisor.

In addition to the extensive regulation our asset management business is subject to in the United States, we are also subject to regulation internationally by the Ontario Securities Commission, the Irish Financial Institutions Regulatory Authority and the Hong Kong Securities and Futures Commission. Our business is also subject to the rules and regulations of the more than 40 countries in which we currently conduct investment activities. Failure to comply with applicable laws and regulations in the foreign countries where we invest could result in fines, suspensions of personnel or other sanctions. See “Regulatory Environment and Compliance”.

The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight may adversely affect our business.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and while there is an ordinary evolution to regulation, we believe there will be significant regulatory changes in our industry, which will result in subjecting participants to additional regulation. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us, and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities, including through customer protection and market conduct requirements. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us and our clients may adversely affect our business. Our ability to function in this environment will depend on our ability to constantly monitor and promptly react to legislative and regulatory changes. For investment management firms in general, there have been a number of highly publicized regulatory inquiries that focus on the mutual fund industry. These inquiries already have resulted in increased scrutiny in the industry and new rules and regulations for mutual funds and their investment managers. This regulatory scrutiny may limit our ability to engage in certain activities that might be beneficial to our stockholders. See “Regulatory Environment and Compliance”.

In addition, as a result of the recent economic downturn, acts of serious fraud in the asset management industry and perceived lapses in regulatory oversight, U.S. and non-U.S. governmental and regulatory authorities may increase regulatory oversight of our businesses. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

We may not be able to maintain our current fee structure as a result of industry pressure to reduce fees or as a result of changes in our business mix, which could have an adverse effect on our profit margins and results of operations.

We may not be able to maintain our current fee structure as a result of industry pressure to reduce fees or as a result of changes in our business mix. Although our investment management fees vary from product to product, historically we have competed primarily on the basis of our performance and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a general trend toward lower fees in the investment management industry. In order to maintain our fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that incentivize our investors to pay our fees. We cannot assure you that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure.

The board of directors of each mutual fund we manage must make certain findings as to the reasonableness of our fees and can renegotiate them annually which, in the past, has led to a reduction in fees. Fee reductions on existing or future new business could have an adverse effect on our profit margins and/or results of operations. For more information about our fees see “Business—Investment Management Fees” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The investment management business is intensely competitive.

The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, continuity of investment professionals and client relationships, the quality of services provided to clients, corporate positioning and business reputation, continuity of selling arrangements with intermediaries and differentiated products. A number of factors, including the following, serve to increase our competitive risks:

•	a number of our competitors have greater financial, technical, marketing and other resources, better name recognition and more personnel than we do;

•	there are relatively low barriers impeding entry to new investment funds, including a relatively low cost of entering these businesses;

•	the recent trend toward consolidation in the investment management industry, and the securities business in general, has served to increase the size and strength of a number of our competitors;

•	some investors may prefer to invest with an investment manager that is not publicly traded based on the perception that publicly traded companies focus on growth to the detriment of performance;

•	some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than our investment approach;

•
some competitors may have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities; and

•	other industry participants, hedge funds and alternative asset managers may seek to recruit our qualified investment professionals.

If we are unable to compete effectively, our earnings would be reduced and our business could be materially adversely affected.

The investment management industry faces substantial litigation risks which could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

We depend to a large extent on our network of relationships and on our reputation in order to attract and retain clients. If a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of our clients that could result in substantial losses to them. If our clients suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment and/or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

Risks Related to this Offering

There is no existing market for our Class A common stock, and we do not know if one will develop, which may cause our Class A common stock to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has not been a public market for our Class A common stock and we cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the New York Stock Exchange, or NYSE, or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling your shares of Class A common stock at an attractive price, or at all. The initial public offering price for our Class A common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you paid in this offering.

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume on our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to resell your shares of Class A common stock at or above your purchase price, if at all. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A common stock, or result in fluctuations in the price or trading volume of our Class A common stock, include:

•	variations in our quarterly operating results;

•	failure to meet the market’s earnings expectations;

•	publication of research reports about us or the investment management industry, or the failure of securities analysts to cover our Class A common stock after this offering;

•	departures of our Principals or additions/departures of other key personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by stockholders;

•	changes in market valuations of similar companies;

•	actual or anticipated poor performance in our underlying investment strategies;

•
changes or proposed changes in laws or regulation, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;

•	adverse publicity about the investment management industry, generally, or individual scandals specifically;

•	litigation and governmental investigations; and

•	general market and economic conditions.

You will suffer immediate and substantial dilution and may experience additional dilution in the future.

We expect that the initial public offering price per share of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering, and after giving effect to the exchange of all outstanding New Class A Units for shares of our Class A common stock and the conversion of all outstanding shares of Class C common stock into shares of our Class A common stock. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an offering price of $21.56 (the midpoint of the range set forth on the cover of this prospectus), you will incur immediate and substantial dilution in an amount of $21.54 per share of our Class A common stock. See “Dilution”.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws could discourage a change of control that our stockholders may favor, which could negatively affect the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. For example, our amended and restated certificate of incorporation, which will be in effect at the time this offering is consummated, will authorize the issuance of preferred stock that could be issued by our board of directors to thwart a takeover attempt. The market price of our Class A common stock could be adversely affected to the extent that the provisions of our amended and restated certificate of incorporation and bylaws discourage potential takeover attempts that our stockholders may favor. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

Risks Relating to our Structure

Our ability to pay regular dividends to our stockholders is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

Following completion of this offering, we intend to pay cash dividends to our Class A and Class C stockholders on a quarterly basis, beginning in the second quarter of 2010. Our board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of our subsidiaries to generate earnings and cash flows and distribute them to us so that we may pay dividends to our stockholders. We expect to cause Artio Global Holdings to make distributions to its members, including us. However, its ability to make such distributions will be subject to its and its subsidiary’s operating results, cash requirements and financial condition, the applicable provisions of Delaware law which may limit the amount of funds available for distribution to its members, its compliance with covenants and financial ratios related to existing or future indebtedness, and its other agreements with third parties. In addition, each of the companies in the corporate chain must manage its assets, liabilities and working capital in order to meet all of its cash obligations, including the payment of dividends or distributions. As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A and Class C common stock.

Our ability to pay taxes and expenses may be limited by our holding company structure and applicable provisions of Delaware law.

As a holding company, we will have no material assets other than our ownership of New Class A Units of Artio Global Holdings and will have no independent means of generating revenue. Artio Global Holdings will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to its members, including us and the Principals. Accordingly, we will incur income taxes on our proportionate share of any net taxable income of Artio Global Holdings and will also incur expenses related to our operations. We intend to cause Artio Global Holdings to distribute cash to its members (the Principals and us). However, its ability to make such distributions will be subject to various limitations and restrictions as set forth in the preceding risk factor. If, as a consequence of these various limitations and restrictions, we do not have sufficient funds to pay tax or other liabilities to fund our operations, we may have to borrow funds and thus, our liquidity and financial condition could be materially adversely affected.

We will be required to pay the Principals most of the tax benefit of any depreciation or amortization deductions we may claim as a result of the tax basis step up we receive in connection with the future exchanges of New Class A Units.

Any taxable exchanges by the Principals of New Class A Units for shares of our Class A common stock are expected to result in increases in the tax basis in the tangible and intangible assets of Artio Global Holdings connected with such New Class A Units. The increase in tax basis is expected to reduce the amount of tax that we would otherwise be required to pay in the future, although the Internal Revenue Service, or IRS, might challenge all or part of this tax basis increase, and a court might sustain such a challenge.

We will enter into a tax receivable agreement with the Principals, pursuant to which we will agree to pay each of them 85% of the amount of the reduction in tax payments, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize upon an early termination of the tax receivable agreement or a change of control, both discussed below) as a result of these increases in tax basis created by each Principal’s exchanges. We have previously recorded a deferred tax asset on our historical financial statements with respect to the tax basis increase that we would have received in connection with our prior obligation to redeem certain interests of our Principals. Upon this offering we will write-off this deferred tax asset recorded on our balance sheet. Following this offering, we will record a deferred tax asset upon the exchange of each Principal’s New Class A Units for shares of our Class A common stock. In conjunction with the establishment of the deferred tax asset we will establish a related liability for amounts due under the tax receivable agreement. The actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending on a number of factors, including the timing of each Principal’s exchanges, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable. Payments under the tax receivable agreement will give rise to additional tax benefits and therefore to additional potential payments under the tax receivable agreement. In addition, the tax receivable agreement will provide for interest accrued from the due date (without extensions) of the corresponding tax return to the date of payment under the tax receivable agreement. We expect that, as a result of the size and increases in the tax basis of the tangible and intangible assets of Artio Global Holdings attributable to the exchanged New Class A Units, the payments that we may make to the Principals will be substantial. See “Relationships and Related Party Transactions—Tax Receivable Agreement”.

Moreover, if we exercise our right to terminate the tax receivable agreement early, we will be obligated to make an early termination payment to the Principals, or their transferees, based upon the net present value (based upon certain assumptions and deemed events set forth in the tax receivable agreement, including the assumption that we would have enough taxable income in the future to fully utilize the tax benefit resulting from any increased tax basis that results from an exchange and that any New Class A Units that the Principals or their transferees own on the termination date are deemed to be exchanged on the termination date) of all payments that would be required to be paid by us under the tax receivable agreement. If certain change of control events were to occur, we would be obligated to make payments to the Principals using certain assumptions and deemed events similar to those used to calculate an early termination payment.

We will not be reimbursed for any payments previously made under the tax receivable agreement if such basis increase is successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of our cash tax savings.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and Julius Baer Holding Ltd. Under these provisions, neither Julius Baer Holding Ltd., nor any director, officer or employee of Julius Baer Holding Ltd. or any of its subsidiaries will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Therefore, a director or officer of our company who also serves as a director, officer or employee of Julius Baer Holding Ltd. or any of its subsidiaries may pursue certain acquisition or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Julius Baer Holding Ltd. to itself or its other affiliates instead of to us. The terms of our amended and restated certificate of incorporation are more fully described in “Description of Capital Stock”.

OUR STRUCTURE AND REORGANIZATION

The diagram below depicts our organizational structure immediately after the consummation of this offering and related transactions.

Note: Percentages in this table reflect the approximately 2.1 million shares of restricted stock that generally vest over a five-year period expected to be awarded to our directors and employees (other than our Principals) in connection with this offering.

Artio Global Holdings LLC

As a holding company, we conduct all of our business activities through our direct subsidiary Artio Global Holdings LLC, which holds our ownership interest in Artio Global Management LLC, our operating subsidiary.

Prior to this offering, we contributed our interests in Artio Global Management LLC to Artio Global Holdings LLC. Immediately prior to this offering, our Principals will each contribute their interests in Artio Global Management LLC to Artio Global Holdings LLC and we will amend and restate Artio Global Holdings’ operating agreement to, among other things, modify its capital structure by creating a single new class of units called “New Class A Units”, approximately 70.0% of which will be issued to us and approximately 15.0% of which will be issued to each of our Principals, in each case, upon receipt of those contributions, ~~after~~before giving effect to the transactions described herein. See “Relationships and Related Party Transactions—Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC”. The New Class A Units issued to our Principals will be fully vested and will not be subject to any put and call rights. Following such steps, Artio Global Management will be 100% owned by Artio Global Holdings, and our Principals’ interests in Artio Global Management will instead be indirect through their ownership of Artio Global Holdings. Upon completion of this offering, there will be approximately 62,140,605 New Class A Units issued and outstanding, including 2,140,605 New Class A Units which are restricted and generally vest over a five-year period.

Artio Global Investors Inc.

Prior to this offering, Julius Baer Holding Ltd., our parent company and existing shareholder, owns all of our outstanding capital stock, consisting of ~~a single class~~42,000,000 shares of Class C common stock. ~~In connection with~~ Immediately prior to this offering, we will amend and restate our certificate of incorporation to authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock, each having the terms described in “Description of Capital Stock”.

Class A Shares. Shares of our Class A common stock will be issued to the public in this offering. Class A common stock will entitle holders to one vote per share and economic rights (including rights to dividends and distributions upon liquidation).

Class B Shares. All of our shares of Class B common stock will be issued to the Principals, in an amount equal to the number of New Class A Units ~~held by~~ to be issued simultaneously to the Principals. Class B common stock will entitle holders to one vote per share but will have no economic rights (including rights to dividends and distributions upon liquidation).

Class C Shares. ~~Shares of our common stock outstanding prior~~Prior to this offering ~~will be converted into~~           , our parent owns all of our outstanding common stock, consisting of 42,000,000 shares of Class C common stock, equal to the number of outstanding New Class A Units held by Artio Global Investors Inc. ~~Julius Baer Holding Ltd. will receive all of these shares~~Each share of Class C common stock~~, each share of which will have~~ has economic rights (including rights to dividends and distributions upon liquidation) equal to the economic rights of each share of the Class A common stock. In order to allow Julius Baer Holding Ltd., when selling the remainder of its holdings, to avail itself of certain Swiss tax exemptions that require it to have voting rights equal to 20% of the combined voting power of the common stock, the outstanding shares of Class C common stock will have an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Prior to this offering, Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has voting power as holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

If Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries, such shares will automatically convert into shares of Class A common stock. In addition, on the second anniversary of the completion of this offering, the Class C common stock will automatically convert into Class A common stock.

Following this offering, we will own a number of New Class A Units equal to the aggregate number of shares of Class A and Class C common stock outstanding.

~~Prior to~~In connection with this offering, we expect to adopt the Artio Global Investors Inc. 2009 Stock Incentive Plan. We expect to make initial grants of 2,140,605 shares of restricted ~~shares~~stock to our directors~~, named executive officers (excluding the Principals)~~ and employees (other than our Principals) under this plan on the offering date and to make future equity awards under this plan to our directors and employees as appropriate. See “Management—Artio Global Investors Inc. 2009 Stock Incentive Plan”.

Offering Transactions

Upon the consummation of this offering, Artio Global Investors Inc. will use the net proceeds from this offering to repurchase and retire an aggregate of 12.6 million shares of Class C common stock (assuming the underwriters do not exercise their option to purchase additional shares) from our parent, Julius Baer Holding Ltd., and to repurchase 1.2 million shares of Class A common stock ~~(assuming the underwriters do not exercise their option to purchase additional shares)~~ from Richard Pell, and 1.2 million shares of Class A common stock ~~(assuming the underwriters do not exercise their option to purchase additional shares)~~ from Rudolph-Riad Younes in order to enable our parent and our Principals to liquidate a portion of their shareholding in us. We will not retain any of the net proceeds. See “Use of Proceeds”.

Incurrence of New Debt~~. Prior to~~ and Related Distributions. In connection with this offering, Artio Global Holdings intends to establish a $60.0 million ~~loan~~term debt facility which, together with available cash, will fund a ~~$       million special~~distribution to us that we will use to fund a distribution to our parent, and will also be utilized to provide working capital for our business and, potentially, seed capital for future investment products. In addition, Artio Global Holdings will enter into a $50.0 million revolving credit facility to be used primarily for working capital needs. The distribution to our parent will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $186.2 million on a pro forma basis ($146.1 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

New Agreements with the Principals. In connection with the closing of this offering, we will enter into an exchange agreement with the Principals under which, subject to certain exchange and other restrictions, including notice requirements, from time to time, each Principal and certain permitted transferees will have the right to exchange his New Class A Units, which represent ownership rights in Artio Global Holdings, for shares of Class A common stock of our company on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement will permit each Principal to exchange a number of New Class A Units for shares of Class A common stock that we will repurchase in connection with this offering as described under “Use of Proceeds”.  Each Principal will also be permitted to exchange up to all of the New Class A Units that he owns at the time of this offering at any time following the expiration of the underwriters’ lock-up, 180 days after the date of this prospectus, subject to extension as described under “Underwriting”.  Any exchange of New Class A Units will generally be a taxable event for the exchanging Principal.  As a result, each Principal will be permitted to sell shares of Class A common stock in connection with any exchange in an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange.  In addition, each Principal will be permitted to sell up to 20% of the remaining shares of Class A common stock that he owns (calculated assuming all New Class A Units have been exchanged by him) on or after the first anniversary of the pricing of this offering and an additional 20% of such remaining shares of Class A common stock on or after each of the next four anniversaries.  As a result, each Principal will, over time, have the ability to convert his illiquid ownership interests in Artio Global Holdings into Class A common stock that can be more readily sold on the NYSE.  The exchange agreement will also include certain non-compete restrictions applicable to each of the Principals. See “Relationships and Related Party Transactions — Exchange Agreement”.

New Compensation Arrangements with our Senior Management. Prior to this offering we have not had employment contracts with our senior management, other than our Principals, or granted equity-based incentive compensation to our employees. We expect to enter into new employment agreements with our Principals and certain other senior members of management that will become effective on completion of this offering. We also ~~intend~~expect to grant 2,140,605 shares of restricted stock to directors and employees (other than our Principals) ~~at the time of~~in connection with this offering. In addition, in contemplation of this offering, the unvested benefit under the deferred compensation plan for our Principals, described under “Management—Compensation Discussion and Analysis—Executive Compensation—Nonqualified Deferred Compensation”, was completely vested during 2008 and paid out.

New Arrangements with our Parent. Prior to this offering, we obtained from our parent certain services and paid it license fees. Following this offering, we will no longer be required to pay license fees to our parent. We will enter into a transition services agreement pursuant to which our parent will continue to provide us, and we will continue to provide our parent, with a limited number of services for a transitional period of up to one year following this offering. See “Relationships and Related Party Transactions—Transition Services Agreement”.

New Agreement with our Parent and the Principals. In connection with this offering, we will enter into a registration rights agreement with the Principals and our parent to provide customary registration rights, including demand registration rights and piggyback registration rights. See “Relationships and Related Party Transactions—Registration Rights Agreement”.

As a result of the transactions described above, which we collectively refer to as the “reorganization” or the “reorganization transactions”:

•
We will become the sole managing member of Artio Global Holdings, the entity through which we operate our business. We will have ~~approximately a~~       an approximate 75% economic interest in Artio Global Holdings and a 100% voting interest and control its management (subject to certain limited exceptions with respect to certain fundamental matters). As a result, we will consolidate the financial results of Artio Global Holdings and will record a non-controlling interest on our balance sheet for the economic interest in it held by the other existing members;

•
each Principal will initially hold 7,800,000 shares of our Class B common stock and 7,800,000 New Class A Units, and we will hold 46,540,605 New Class A Units, which includes 2,140,605 restricted New Class A Units, held by us in connection with our 2009 Stock Incentive Plan;

•	through their holdings of our Class B common stock, each Principal will have approximately 12.5% of the voting power in Artio Global Investors ~~Inc.~~;

•
through its holdings of our Class C common stock, Julius Baer Holding Ltd. will have approximately 47.3% of the voting power in Artio Global Investors ~~Inc.~~ (or approximately 43.7% if the underwriters exercise in full their option to purchase additional shares). Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has voting power as holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock. Under this shareholders agreement, Julius Baer Holding Ltd. will have the right to designate one member of our board of directors as long as it (together with its subsidiaries) owns at least 10% of the aggregate number of shares outstanding of our common stock;

•
the new investors ~~in this offering~~ will collectively have approximately 24.1% of the voting power in Artio Global Investors ~~Inc.~~ (or approximately 27.8% if the underwriters exercise in full their option to purchase additional shares) and our directors and employees (other than the Principals) will collectively have approximately 3.5% of the voting power in Artio Global Investors (or approximately 3.5% if the underwriters exercise in full their option to purchase additional shares) through their holdings of shares of restricted stock that we expect to grant to them in connection with this offering; and

•
the New Class A Units held by the Principals are exchangeable for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In connection with an exchange, a corresponding number of shares of our Class B common stock will be cancelled. However, the exchange of New Class A Units for shares of our Class A common stock will not affect our Class B common stockholders’ voting power since the votes represented by the cancelled shares of our Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which such New Class A Units are exchanged.

Holding Company Structure

We are a holding company and, immediately after the consummation of the reorganization transactions and this offering, our sole asset will be our ~~approximately~~       approximate 75% equity interest in Artio Global Holdings and our controlling interest and related rights as its sole managing member. Our only business following this offering will be to act as the sole managing member of Artio Global Holdings, and, as such, we will operate and control all of the business and affairs of Artio Global Holdings and will consolidate its financial results into our consolidated financial statements.

The number of New Class A Units we will own equals the number of outstanding shares of our Class A common stock and Class C common stock. The economic interest represented by each New Class A Unit that we will own will correspond to one of our shares of Class A common stock or Class C common stock, and the total number of New Class A Units owned by us and the holders of our Class B common stock will equal the sum of outstanding shares of our Class A, Class B and Class C common stock. In addition, you should note that:

•
if Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries, such shares will automatically convert into shares of Class A common stock. In addition, on the second anniversary of the completion of this offering, the Class C common stock will automatically convert into Class A common stock;

•
a share of Class B common stock cannot be transferred except in connection with a transfer of a New Class A Unit. Further, a New Class A Unit cannot be exchanged with Artio Global Holdings for a share of our Class A common stock without the corresponding share of our Class B common stock being delivered together at the time of exchange, at which time, such Class B common stock will be automatically cancelled; and

•	we do not intend to list our Class B common stock or Class C common stock on any stock exchange.

As a member of Artio Global Holdings, we incur U.S. federal, state and local income taxes on our allocable share of any of its net taxable income. The operating agreement of Artio Global Holdings provides that it shall make quarterly cash distributions on a pro rata basis to its members at least to the extent necessary to provide funds to pay the members’ tax obligations (calculated at an assumed tax rate), if any, with respect to the earnings of the operating company. See “Relationships and Related Party Transactions—Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC”.

As a result of a U.S. federal income tax election made by Artio Global Holdings, the income tax basis of the assets of Artio Global Holdings connected with the New Class A Units we acquire upon a taxable exchange with a Principal will be adjusted to reflect the amount that we have paid for the New Class A Units. We intend to enter into an agreement with the Principals that will provide for the payment by us to each of them of 85% of the amount of reduction in tax payments, if any, in U.S. federal, state and local income tax that we realize from our increased tax basis in the assets of Artio Global Holdings created by each Principal’s exchanges and the U.S. federal income tax election referred to above. See “Relationships and Related Party Transactions—Tax Receivable Agreement”.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock by us in this offering will be approximately $          ~~billion~~300.8 million, or approximately $          ~~billion~~345.9 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, based on an assumed initial public offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts ~~and commissions and estimated offering expenses~~ payable by us.

We intend to use the net proceeds from this offering to repurchase and retire an aggregate of 12.6 million shares of Class C common stock (14.9 million shares of Class C common stock if the underwriters exercise in full their option to purchase additional shares) from our parent, Julius Baer Holding Ltd. and to repurchase 1.2 million shares of Class A common stock ~~(     shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares)~~ from Richard Pell and 1.2 million shares of Class A common stock ~~(     shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares)~~ from Rudolph-Riad Younes in order to enable our parent and our Principals to liquidate a portion of their respective shareholdings in us. We will not retain any of the net proceeds. As a result, the repurchase price of the 12.6 million shares of Class C common stock held by our parent and the 1.2 million shares of Class A common stock held by each of our Principals will be determined by the public offering price of our Class A common stock in this offering, less the ~~amount of certain offering expenses incurred by us~~underwriting discount. If the assumed initial public offering price is $          ~~,~~21.56, then the repurchase price per share of Class A and Class C common stock will be $          ~~.~~20.05. A $1.00 change in the assumed initial public offering price will increase or decrease the net proceeds by $15.0 million and will correspondingly increase or decrease the repurchase price paid to Julius Baer Holding Ltd. and our Principals.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2009:

•	on an actual basis; and

•
on a pro forma basis after giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information”, including the expected incurrence of debt by Artio Global Holdings ~~prior to~~in connection with this offering and the application of the net proceeds thereof, the reorganization transactions and this offering.

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

		As of March 31, 2009
		Actual		Pro Forma
		(~~dollars~~ in thousands except shares and per share amounts)
Cash and cash equivalents		$96,202		$19,026
Long-term debt		$—		$60,000
Artio Global Investors ~~Inc. stockholders’~~stockholder’s equity (deficit):
~~Common~~Class A common stock, $~~100 stated value, 20,000~~0.001 par value per share, none authorized and outstanding on an actual basis, 500,000,000 shares authorized~~, 4,000~~ and 19,540,605 shares issued and 17,140,605 shares outstanding on a pro forma basis
	$	~~400~~—	$	~~—~~19
Class ~~A~~B common stock, $0.001 par value per share, ~~shares~~ none authorized and outstanding on an actual basis, 18,000,000 shares authorized~~,~~  and 15,600,000 shares issued and outstanding on a pro forma basis		—		16
~~Class B common stock, $0.001 par value per share, shares authorized, shares issued and outstanding on a pro forma basis~~	~~—~~
Class C common stock, $0.01 par value per share, 210,000,000 shares authorized~~,~~  and 42,000,000 shares issued and outstanding on an actual basis, 29,400,000 shares issued and outstanding on a pro forma basis (1)	~~—~~420	294
Additional paid-in capital (1)	~~17,950~~17,930	572,014
Retained earnings (deficit)	3,940	(548,672)
Treasury Stock (2,400,000 shares of Class A common stock), at cost	—	(48,131)
Artio Global Investors ~~stockholders’~~stockholder’s equity (deficit)	22,290	(24,460)
Non-controlling interests	—	(10,424)
Total equity (deficit)	$22,290	(34,884)
Total capitalization	$22,290	$25,116

(1)	As recast to give retroactive effect to a 10,500:1 stock split that was effected as of , 2009.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma, as adjusted net tangible book value (deficit) per share of our Class A common stock immediately after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value (deficit) per share attributable to the existing equity holders. Net tangible book value represents net book equity excluding intangible assets, if any.

Our pro forma, ~~as adjusted~~ net tangible book value (deficit) per share as of March 31, 2009 was approximately $(40.1) million, or approximately $(0.64) per share of 62.1 million shares of our Class A common stock. Pro forma, ~~as adjusted~~ net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the reorganization and the incurrence by Artio Global Holdings of $60.0 million of indebtedness and the declaration and assumed ~~payment of~~ distribution to us (calculated as $40.1 million plus total stockholder's equity as of the date of this offering, estimated to be $186.2 million ~~of $           to our parent. Pro forma~~(on a pro forma basis)) that we will use to fund a distribution to our parent ($146.1 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering). Pro forma, as adjusted, net tangible book value (deficit) per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding after giving effect to the reorganization transactions and assuming that (1) ~~all holders of New Class A Units of Artio Global Holdings, other than us, immediately after the consummation of the reorganization~~the Principals have exchanged all of their New Class A Units ~~and (2) all holders~~for shares of our Class A common stock on a one-for-one basis and we have benefited from the resulting increase in tax basis, (2) the holder of Class C common stock ~~have~~has converted ~~their~~all of its shares ~~for the corresponding number~~ of Class C common stock into shares of our Class A common stock on a one-for-one basis and (3) the 2,140,605 shares of restricted stock that we expect to issue to our employees and directors in connection with this offering have vested.

After giving effect to the sale of 15,000,000 shares of Class A common stock that we are offering at an assumed initial public offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus), the deduction of assumed underwriting discounts ~~and commissions and estimated offering expenses~~ payable by us and the use of the estimated net proceeds as described under “Use of Proceeds” ~~and~~, our pro forma, as adjusted net tangible book value at March 31, 2009 was $1.2 million, or $0.02 per share of Class A common stock, assuming that (1) the Principals have exchanged all of their New Class A Units for shares of our Class A common stock ~~and (2) all holders~~on a one-for-one basis and we have benefited from the resulting increase in tax basis, (2) the holder of Class C common stock ~~have~~has converted all of ~~their~~its shares of Class C common stock into shares of our Class A common stock on a one-for-one basis and (3) the 2,140,605 shares of restricted stock that we expect to issue to our employees and directors in connection with this offering have vested.

The following table illustrates the ~~pro forma~~ immediate increase in pro forma net tangible book value of $0.66 per share for existing equity holders and the immediate dilution of $21.54 per share to new stockholders purchasing Class A common stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares.

Assumed initial public offering price per share					$21.56
Pro forma, ~~as adjusted~~ net tangible book value (deficit) per share as of March 31, 2009	~~$~~		(0.64)
Increase (decrease) in pro forma, ~~as adjusted~~ net tangible book value ~~(deficit)~~ per share attributable to ~~new investors~~ :				$
Underwriters discount of $1.51 per share on sale of 15,000,000 shares of Class A common stock	~~$~~	(0.36)
Repurchase of 12,600,000 shares of Class C common stock and 2,400,000 shares of Class A common stock at a $1.51 per share discount to offering price		0.36
Recognition of benefit relating to increased tax basis		0.66
Increase in pro forma, net tangible book value per share			0.66
~~Pro~~Less pro forma, as adjusted net tangible book value per share after this offering	~~$~~				$0.02
Dilution in pro forma, as adjusted net tangible book value per share to new investors					$21.54

The following table sets forth, on the same pro forma basis, as of March 31, 2009, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, assuming that (1) the Principals have exchanged all of their New Class A Units for shares of our Class A common stock on a one-for-one basis and we have benefited from the resulting increase in tax basis and (2) ~~all holders~~the holder of Class C common stock ~~have~~has converted all ~~their~~of its shares of Class C common stock into shares of our Class A common stock on a one-for-one basis, calculated at an assumed initial public offering price of $21.56 per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts ~~and commissions and offering expenses~~ payable by us:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price per Share
Existing stockholders	45,000,000	75%	$—	~~%~~—	—
New ~~Investors~~investors	15,000,000	25%	$323,400,000	100%	$21.56
Total	60,000,000	100%	$323,400,000	100%

The table above does not give effect to the issuance of 2.1 million shares ~~of our Class A common stock that may be issued upon the conversion~~ of restricted Class A common stock ~~units or exercise of options~~ that we expect to grant under our incentive compensation plans ~~after the pricing of this offering. To the extent shares of our Class A common stock are issued upon exercise or conversion, there will be further dilution to new investors.~~to our directors and employees (other than our Principals) in connection with this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full:

•
the pro forma percentage of shares of our Class A common stock held by existing equity holders will decrease to approximately 71.3% of the total number of pro forma shares of our Class A common stock outstanding after this offering; and

•
the pro forma number of shares of our Class A common stock held by new investors will increase to approximately 28.7% of the total pro forma shares of our Class A common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, pro forma, as adjusted net tangible book value would be approximately $0.02 per share, representing ~~an increase~~no change to existing equity holders ~~of approximately $       per share~~, and there would be an immediate dilution of approximately $21.54 per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.56 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), would increase (decrease) total consideration paid by new investors in this offering and by all investors by $15.0 million, and would increase (decrease) the average price per share paid by new investors (excluding existing New Class A Unit holders) by $      ~~,~~1.00, and would increase (decrease) pro forma, as adjusted net tangible book value per share by $0.03, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts ~~and offering expenses~~ payable by us in connection with this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements present the consolidated ~~statement~~statements of income and financial position of Artio Global Investors Inc. and subsidiaries, assuming that all of the transactions described in the bullet points below had been completed as of: (i) January 1, 2008 with respect to the unaudited pro forma consolidated statements of income and (ii) March 31, 2009 with respect to the unaudited pro forma consolidated statement of financial position. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Artio Global Investors Inc. and subsidiaries. These adjustments are described in the notes to the unaudited pro forma consolidated financial statements.

The pro forma adjustments give effect to the following transactions:

•
Artio Global Holdings’ incurrence, ~~prior to~~in connection with this offering, of $60.0 million of indebtedness and the application of the net proceeds of the debt, together with available cash, to fund a distribution to us that we will use to fund a distribution to Julius Baer Holding Ltd.~~, provide sufficient working capital to manage the requirements of the business, and, potentially, provide seed capital for future investment products~~. The distribution will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $186.2 million on a pro forma basis ($146.1 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering);

•
the reorganization transactions described in “Our Structure and Reorganization”, including (i) an amendment to the operating agreement of our operating subsidiary that will result in the complete acceleration of the unvested portion of the Class B profits ~~interests of the Principals~~interest of each Principal and the elimination of both our obligation to repurchase such interests and the ability of ~~the Principals~~each Principal to put ~~their interests~~its interest to our operating subsidiary and (ii) the receipt by each of the Principals of 9.0 million New Class A Units of Artio Global Holdings and 9.0 million shares of our Class B common stock, which are exchangeable (together with the corresponding shares of Class B common stock) into shares of our Class A common stock on a one-for-one basis;

•	the elimination of costs related to ~~our Principals’ deferred compensation plan~~each Principal’s deferred compensation arrangement;

•
the issuance of 2,140,605 shares of restricted Class A common stock to our directors and employees (other than our Principals) in connection with this offering, which will generally vest over a five-year period;

•	the establishment of new employment agreements with ~~our~~each of our Principals, providing for a $500,000 annual base salary and $3.5 million minimum target annual bonus for each of the Principals;

•	the establishment of a tax receivable agreement with our Principals;

•	the elimination of license fees paid to Julius Baer Holding Ltd. after the completion of this offering; and

•
the sale of 15.0 million shares of our Class A common stock in this offering at an assumed offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds therefrom, after payment of the assumed underwriting discounts ~~and commissions and estimated offering expenses payable by us~~payable by us to repurchase and retire 12.6 million shares of Class C common stock from Julius Baer Holding Ltd. and to repurchase 1.2 million shares of Class A common stock from each of the Principals, which they will receive immediately prior to this offering in exchange for 1.2 million New Class A Units in Artio Global Holdings and 1.2 million shares of our Class B common stock held by each Principal.

Pro forma basic ~~and diluted~~ net income per share was computed by dividing the pro forma net income attributable to our Class A and Class C common stockholders by the 44,400,000 shares of Class A common stock and Class C common stock that will be issued and outstanding immediately following this offering (excluding the 2,140,605 shares of restricted stock expected to be awarded to our directors and employees in connection with this offering). Pro forma diluted net income per share was computed by dividing pro forma net income attributable to our Class A and Class C common stockholders, as adjusted to reflect the exchange of each Principal’s respective interest in our operating company for shares of our Class A common stock, which results in the elimination of the non-controlling interests, as well as an increase in our effective tax rate, by 62,140,605 shares of our Class A and Class C common stock, including the 2,140,605 shares of restricted stock expected to be awarded to our directors and employees in connection with this offering.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our statement of income or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our statement of income or financial position had the transactions contemplated in connection with the reorganization and this offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the statement of income or financial position for any future period or date. We have not made any pro forma adjustments relating to reporting, compliance, investor relations and other incremental costs~~,~~ that we may incur as a public company.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2008

	Actual		Adjustments		Pro Forma
	(~~dollars~~ in thousands, except share and per share amounts)
~~Revenue~~Revenues:
Investment management fees		$425,003	$			$425,003
Net (losses) on securities held for deferred compensation		(2,856)				(2,856)
Foreign currency (losses)		(101)				(101)
Total revenues		422,046				422,046
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits		92,487	7,200(a)	~~(b)~~		99,993
			9,184	(b)
			(8,878)	(c)
Allocation of Class B profits interests		76,074	(76,074)(~~c~~d)			—
Change in redemption value of Class B profits interests		54,558	(54,558)(~~c~~d)			—
Total employee compensation and benefits		223,119	(123,126)			99,993
Interest expense		—	2,700(~~d~~e)			3,250
			550	(e)
Shareholder servicing and marketing		23,369				23,369
General and administrative		62,833	~~(e~~(6,414)	(f)		47,972
			(8,447)	(g)
Total expenses		309,321	(134,737)			174,584
Operating income before income tax expense		112,725	134,737			247,462
Non-operating income		3,181	(3,081)	(h)		100
Income before income tax expense		$115,906	$131,656			$247,562
Income tax expense		54,755	57,481(~~f~~i)			79,989
			(32,247)	(j)
Net income ~~(g)~~		$61,151	106,422			$167,573
Less: Net income attributable to non-controlling interests		$—	$ ~~(c~~62,221(k)			$62,221
Net income attributable to Artio Global Investors ~~(f)~~		$61,151	$44,201			$105,352

Basic net income per share attributable to Artio Global Investors ~~Common Shareholders~~Class A (pro forma only) and Class C common stockholders	$	~~15,288~~1.46	$			$2.37
Diluted net income per share attributable to Artio Global Investors ~~Common Shareholders~~Class A (pro forma only) and Class C common stockholders	$	~~15,288~~1.46	$			$2.32 (o)
Cash dividends declared per Class A (pro forma only) and Class C basic share	$	~~29,250~~2.79			$	~~—~~2.64
Weighted average shares used in basic net income per share attributable to Artio Global Investors Class A (pro forma only) and Class C common stockholders		42,000,000	15,000,000	(m)		44,400,000
			(12,600,000)	(m)
			2,400,000	(m)
			(2,400,000)	(m)
Weighted average shares used in ~~basic and~~ diluted net income per share attributable to Artio Global Investors Class A and Class C common stockholders		~~4,000~~42,000,000	214,061(b)	(n)		60,214,061
			15,000,000	(m)
			(12,600,000)	(m)
			2,400,000	(m)
			(2,400,000)	(m)
			15,600,000	(n)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Three Months Ended March 31, 2009

	Actual		Adjustments		Pro Forma
	(~~dollars~~ in thousands, except share and per share amounts)
~~Revenue~~Revenues:
Investment management fees		$62,816	$		$62,816
Net (losses) on securities held for deferred compensation		(273)			(273)
Foreign currency (losses)		(16)			(16)
Total revenues		62,527			62,527
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits		16,940	1,800	(a)	21,036
			2,296	(b)
			—	(c)
Allocation of Class B profits interests		10,215	(10,215)(~~c~~d)		—
Change in redemption value of Class B profits interests		18,126	(18,126)(~~c~~d)		—
Total employee compensation and benefits		45,281	(24,245)		21,036
Interest expense		—	675(~~d~~e)		813
			138	(e)
Shareholder servicing and marketing		3,069			3,069
General and administrative		8,174	(~~e~~751)	(f)	7,423
			—	(g)
Total expenses		56,524	(24,183)		32,341
Operating income before income tax expense		6,003	24,183		30,186
Non-operating income (loss)		(81)	—	(h)	(81)
Income before income tax expense		$5,922	$24,183		$30,105
Income tax expense		2,877	10,558(~~f~~i)		9,727
			(3,708)	(j)
Net income ~~(g)~~		$3,045	$17,333		$20,378
Less: Net income attributable to non-controlling interests		$—	$ ~~(c~~7,566(k)		$7,566
Net income attributable to Artio Global Investors~~.~~		$3,045	$9,767	(l)	$12,812
Basic net income per share attributable to Artio Global Investors ~~Common Shareholders~~Class A (pro forma only) and Class C common stockholders	$	~~761~~0.07	$		$0.29
Diluted net income per share attributable to Artio Global Investors ~~Common Shareholders~~Class A (pro forma only) and Class C common stockholders	$	~~761~~0.07	$		$0.28 (o)
Cash dividends declared per Class A (pro forma only) and Class C basic share	$	~~3,500~~0.33			$0.32
Weighted average shares used in basic net income per share attributable to Artio Global Investors Class A (pro forma only) and Class C common stockholders		42,000,000	15,000,000	(m)	44,400,000
			(12,600,000)	(m)
			2,400,000	(m)
			(2,400,000)	(m)
Weighted average shares used in ~~basic and~~ diluted net income per share attributable to Artio Global Investors Class A and Class C common stockholders		~~4,000~~42,000,000	481,636(b)	(n)	60,481,636
			15,000,000	(m)
			(12,600,000)	(m)
			2,400,000	(m)
			(2,400,000)	(m)
			15,600,000	(n)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2008 and the Three Months Ended March 31, 2009

(a)
Represents incremental salary and bonus expense payable to the Principals pursuant to new compensation arrangements in effect upon completion of this offering. Our historical compensation arrangements with each of our Principals included an annual salary of $0.4 million as well as distributions associated with the allocation of each Principal’s profits interest. Upon the consummation of this offering, each of the Principals will enter into an employment agreement with us that provides for an annual base salary of not less than $0.5 million and an annual bonus for each calendar year, targeted at a minimum of $3.5 million annually for each of the first two years after the date of the completion of this offering.  This adjustment represents the aggregate increase of $7.2 million in salaries, incentive compensation and benefits expense for the year ended December 31, 2008 and an increase of $1.8 million for the three months ended March 31, 2009.

(b)
In connection with this offering we expect to grant 2,140,605 shares of restricted Class A common stock, approximating $46.2 million in value assuming an initial offering price of $21.56 per share, to our directors and employees (other than our Principals).  Approximately $45.1 million of these shares will vest pro rata, on an annual basis, over a 5-year period from the date of grant, while approximately $1.1 million will vest within one year from the date of grant.  This adjustment represents the increase in compensation expense associated with the amortization of these awards of $9.2 million in salaries, incentive compensation and benefits expense for the year ended December 31, 2008 and $2.3 million for the three months ended March 31, 2009. For purposes of the pro forma statements of income, the impact of the $1.1 million charge for the restricted stock that is expected to vest within one year has been excluded as an adjustment because it is non-recurring.

(c)
In December 2007, in contemplation of this offering, we accelerated the vesting of the unvested portion of a deferred compensation ~~plan~~arrangement for our Principals to December 2008 and made payments of $~~7,008,750~~7.0 million to each of our Principals. Historically, the vesting of this plan was reflected as a compensation charge within the consolidated financial statements. We will no longer record compensation charges relating to this deferred compensation ~~plan.~~arrangement and this adjustment to eliminate this expense represents an aggregate decrease of $8.9 million in salaries, incentive compensation and benefits expense for the year ended December 31, 2008 and has no impact for the three months ended March 31, 2009.

(~~c)~~
~~In connection with~~d) Immediately prior to this offering, each of our Principals will contribute his interests in Artio Global Management LLC to Artio Global Holdings LLC and we will amend and restate ~~the operating agreement of our operating subsidiary which will result in the complete acceleration of the unvested portion of the Class B profits interests of the Principals and the elimination of both our obligation to repurchase such interests and the ability of the Principals to put their interests to our operating subsidiary.~~Artio Global Holdings’ operating agreement to, among other things, modify its capital structure by creating a single new class of units called “New Class A Units”, approximately 70% of which will be issued to us and approximately 15% of which will be issued to each of our Principals, in each case, upon receipt of those contributions, and before giving effect to the transactions described herein (following these transactions, we will own approximately 75% and the Principals will each own approximately 12.5%).  We will also issue shares of Class B common stock to each Principal in an amount equal to the number of New Class A Units held by such Principal. Accordingly, we will no longer record as a compensation expense the allocation of income relating to the profits interests of the Principals or changes in the redemption value of ~~their~~each Principal’s Class B profits interests. ~~Instead, we will record a non-controlling interest attribution relating to the Principals’ share~~Upon completion of this offering, each of our Principals will be fully vested in his New Class A Units of Artio Global Holdings~~’ earnings through their ownership of        % of the New Class A Units.~~

~~Assuming an initial public offering price of $           per share, we expect to record compensation expense of $       million on the date of the consummation of this offering relating to acceleration of vesting of the Principals’ Class B profits interests. Because this charge is non-recurring and directly related to this offering, it is not reflected in the pro forma statement of income.(d)Represents annual interest expense of $            and $            of amortization of deferred financing costs, related to the $         principal amount of indebtedness to be incurred prior to this offering, which will amortize over the life of the indebtedness ($            and $           , respectively, in~~ and our Class B common stock.  This adjustment represents the aggregate decrease of $54.6 million and $18.1 million in change in redemption value of our Principals’ profits interests for the year ended December 31, 2008 and three months ended March 31, 2009, respectively, and the aggregate decrease of $76.1 million and $10.2 million in allocation of profits interests to our Principals for the year ended December 31, 2008 and three months ended March 31, ~~2009)~~2009, respectively.

(e)
Represents interest expense of $2.7 million and $0.7 million on our $60 million debt facility as well as the amortization of deferred financing costs and the commitment fee on our $50 million revolving credit facility of $0.6 million and $0.1 million for the year ended December 31, 2008 and three months ended March 31, 2009, respectively.  Interest expense on our $60 million debt facility will be paid quarterly calculated at LIBOR plus 350 basis points, which is assumed to be 4.5% for purposes of determining interest expense in the pro forma consolidated statement of income.  A 1/4% change in interest rates would change interest expense by $0.2 million per year. Financing costs of $0.9 million, or 1.5% of the $60 million term debt, will be paid from the proceeds of the debt and be amortized over three years.  The annual commitment fee on our $50.0 million revolving credit facility is expected to be 50 basis points.

(f)
Represents license fees paid to our parent, Julius Baer Holding Ltd., that will not be payable after this offering.  This adjustment represents an aggregate decrease of $6.4 million in general and administrative costs for the year ended December 31, 2008 and a decrease of $0.8 million for the three months ended March 31, 2009.

(~~f~~g)
We have incurred expenses that are directly associated with this offering and are not expected to recur.  Because these expenses are non-recurring, we have eliminated them. The result of this adjustment is an aggregate decrease in general and administrative costs of $8.4 million and $0 million for the year ended December 31, 2008 and three months ended March 31, 2009, respectively.

(h)
We will earn reduced interest income as a result of significantly lower cash balances following the cash distribution to our parent. This adjustment represents the estimated decrease in non-operating income of $3.1 million for the year ended December 31, 2008 and decrease of $0 million for the three months ended March 31, 2009, calculated by removing all interest to reflect a very low cash balance. Although we had significant investable cash balances during the three months ended March 31, 2009, our interest income for the period amounted to $0.1 million as a result of low interest rates as well as our decision to leave our corporate cash balances in our operating account, which had unlimited insurance from the Federal Deposit Insurance Corporation, but earned no interest. Offsetting the interest income earned was $0.2 million of mark-to-market losses on U.S. Treasuries.

(i)	Reflects the income tax expense relating to the adjustments set forth above. This adjustment relates to the year ended December 31, 2008:

	Pro forma footnote reference
Increase/(decrease) in pre-tax income:
Incremental increase in salary and incentive compensation expense	(a)	$(7.2) million
Increase in compensation expense associated with share grants to employees	(b)	(9.2)
Elimination of deferred compensation charge	(c)	8.9
Elimination of compensation expense associated with the allocation of income relating to profits interest	(d)	76.1
Elimination of compensation charge associated with the changes in redemption value of our Principals’ profits interests	(d)	54.6
Increased expenses due to interest costs, commitment fee as well as amortization of deferred financing costs	(e)	(3.3)
Elimination of license fees expense that will be no longer payable to our Parent	(f)	6.4
Reduction in general & administrative costs associated with offering-related expenditure	(g)	8.4
Reduction in non-operating income associated with lower investable cash balances	(h)	(3.1)
Increase in pre-tax income		$131.6 million
Effective tax rate		43.7%*
Tax effect		$57.5 million

* Effective tax rate utilized represents the incremental tax rate for the year ended December 31, 2008.

This adjustment relates to the three months ended March 31, 2009:

	Pro forma footnote reference
Increase/(decrease) in pre-tax income:
Incremental increase in salary and incentive compensation expense	(a)	$(1.8) million
Increase in compensation expense associated with share grants to employees	(b)	(2.3)
Elimination of deferred compensation charge	(c)	–
Elimination of compensation expense associated with the allocation of income relating to our Principals’ profits interests	(d)	10.2
Elimination of compensation charge associated with the changes in redemption value of our Principals’ profits interests	(d)	18.1
Increased expenses due to interest costs as well as amortization of deferred financing costs	(e)	(0.8)
Elimination of license fees expense that will be no longer payable to our Parent	(f)	0.8
Increase in pre-tax income		$24.2 million
Effective tax rate		43.7%*
Tax effect		$10.6

* Effective tax rate utilized represents the incremental tax rate for the three months ended March 31, 2009.

(~~g~~j)
Subsequent to this offering, we expect that our financial statements will reflect a significant reduction in our effective income tax rate, which we define as income tax expense divided by income before income tax expense, as a result of the reclassification of our Principals’ economic interests in Artio Global Management from Class B profits interests to non-controlling interests. The non-controlling interests are treated as partnership interests for U.S. federal income tax purposes and, therefore, the federal and state tax liabilities associated with the income allocated to such interests are the responsibility of the Principals and not us. The financial statement presentation requirements of U.S. generally accepted accounting principles mandate that income before income tax expense include the income attributable to us as well as to our Principals.  Because income tax expense excludes U.S. federal and state taxes for the income attributable to each of our Principals, but includes each Principal’s portion of New York City Unincorporated Business Tax, the result should be, for financial statement presentation purposes, a significantly lower effective tax rate.  As each Principal’s non-controlling interests are exchanged into shares of our Class A common stock, we expect, for financial statement presentation purposes, that our effective income tax rate will increase because more income from the operating company will be attributable to us, and therefore we will be responsible for the tax liabilities on a greater proportion of the income before income tax expense. This adjustment represents an aggregate decrease in income tax expense of $32.2 million for the year ended December 31, 2008 and $3.7 million for the three months ended March 31, 2009.

(k)
The New Class A Units in our operating company that are owned by our Principals will be considered non-controlling interests for financial accounting purposes.  The amount of non-controlling interests represents the proportional interest in the pro forma income of our operating subsidiary owned by each of our Principals, net of New York City Unincorporated Business Tax.  This adjustment amounted to $62.2 million for the year ended December 31, 2008 and $7.6 million for the three months ended March 31, 2009. The amount of the non-controlling interest, from a Statement of Income perspective, can be derived by multiplying the income before income tax expense, on the Statement of Income, by the Principals’ aggregate pro forma interest in Artio Global Management of 26.0% and reducing the result by our operating subsidiary’s effective rate of New York City Unincorporated Business Tax of 3.3%. The non-controlling interest of 26.0% excludes the dilutive effect of the shares of restricted stock which generally vest over a five-year period. Such dilution will be reflected in non-controlling interest as the shares of restricted stock vest.

(l)
The pro forma adjustments made to the unaudited pro forma consolidated statement of income ~~only~~ reflect only adjustments which will have a continuing impact on our results of ~~income~~operations. The following charges therefore are reflected only in the unaudited pro forma ~~balance sheet information~~consolidated statement of financial position (as decreases to retained earnings) as such charges will be incurred at the time of the reorganization transactions and are not expected to have a continuing impact on our results of operations after the transactions.

	Pro forma footnote reference for statement of financial position	Amount reflected ~~on~~ in March 31, 2009 unaudited ~~balance sheet~~statement of financial position information
	(~~dollars~~ in ~~thousands~~millions)
Compensation expense relating to acceleration of the vesting of our Principals’ interests and establishment of a tax receivable agreement with our Principals	(~~b~~d)	$(270.2)

 ~~(c)~~

Reversal of deferred tax asset	(d)	(96.2)
Total non-recurring charges		$(366.4)

(m)
New investors in this offering will own shares of our Class A common stock.  The pro forma effect of this offering and the repurchase of shares of Class C common stock from Julius Baer Holding Ltd. and shares of Class A common stock from our Principals are:

●	the issuance of 15.0 million shares of Class A common stock;

●	the exchange by each of our Principals of 1.2 million New Class A Units (together with the corresponding shares of Class B common stock) for 1.2 million shares of Class A common stock; and

●
the repurchase and retirement by us of 12.6 million shares of Class C common stock owned by Julius Baer Holding Ltd. and the repurchase by us of 1.2 million shares of Class A common stock from each of our Principals.

(n)	Assumes exchange and issuance of the following securities, which would have a dilutive impact on earnings per share:

●
the exchange by each of our Principals of an additional 7.8 million New Class A Units (together with the corresponding shares of Class B common stock) for an additional 7.8 million shares of Class A common stock; and

●
the issuance of approximately 2.1 million shares of restricted stock to our directors and employees (other than our Principals) in connection with this offering, which generally vest over a five-year period. Using the treasury stock method, the dilutive impact of the restricted stock issuance to weighted average shares used in diluted earnings per share would be 214,061 shares for the year ended December 31, 2008 and 481,636 shares for the three months ended March 31, 2009. The assumptions underlying the computation of the dilutive restricted shares are as follows:

	Unaudited Pro forma for the Year Ended December 31, 2008	Unaudited Pro Forma for the Three Months Ended March 31, 2009

Market price equals initial public offering price	$21.56	$21.56

Restricted stock issued to our directors and employees (other than our Principals)	2,140,605	2,140,605
Shares assumed repurchased under the treasury stock method	1,926,544	1,658,969

Dilutive impact as of the end of the period	214,061	481,636

(o)
For purposes of calculating diluted pro forma, as adjusted, net income per share attributable to Class A and Class  C common stockholders, we are required to assume the full exchange of our Principals’ Class A Units into shares of our Class A common stock if the exchange would be dilutive to earnings per share. Because the assumed full exchange would be dilutive to earnings per share, it is also necessary to recast the pro forma statement of income to reflect the elimination of the non-controlling interests and resulting increase in our effective tax rate. As discussed in footnotes (j) and (k) above, the non-controlling interests are treated as partnership interests for U.S. federal income tax purposes and, therefore, the federal and state liabilities associated with the income allocated to such interests are the responsibility of the Principals and not us. Income tax expense on the unaudited pro forma consolidated statement of income excludes U.S. federal and state taxes for the income attributable to each of our Principals except for each Principal’s portion of New York City Unincorporated Business Tax of 3.3%. Such income is assumed to be taxed at our overall incremental effective tax rate. Recast diluted pro forma net income per share attributable to Class A and Class C common stockholders for the year ended December 31, 2008 and the three months ended March 31, 2009 follow:

	Unaudited Pro forma for the Year Ended December 31, 2008	Unaudited Pro Forma for the Three Months Ended March 31, 2009
	(in thousands, except share and per share amounts)

Net income attributable to Artio Global Investors	$105,352	$12,812
Add: Income tax expense	79,989	9,727
Net income attributable to non-controlling interests	62,221	7,566
Income before income tax expense	247,562	30,105
Less: Artio Global Investors income tax expense, as adjusted	108,086	13,144
Net income, as adjusted, attributable to Artio Global Investors, excluding the impact of non-controlling interests	$139,476	$16,961
Diluted, as adjusted, net income per share attributable to Artio Global Investors Class A and Class C common stockholders	$2.32	$0.28
Weighted average shares used in diluted net income per share attributable to Artio Global Investors Class A and Class C common stockholders	60,214,061	60,481,636

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2009

	Actual	Adjustments		Pro Forma
	(~~dollars~~ in thousands, except shares and per share amounts)
Assets
Cash and cash equivalents	$96,202	$59,100(a)	~~(b)~~	$19,026
		(126,061)	(b)
		300,818	(c)
		(300,818)	(c)
		(10,215)	(d)
Marketable securities, at fair value	28,072	(~~a~~20,000)	(b)	8,072
Fees receivable and accrued fees, net of allowance for doubtful accounts	41,112			41,112
~~Due from affiliates~~	~~—~~
Deferred taxes, net	99,802	(~~b~~96,245)(~~c~~d)		38,331
		34,774	(e)
Property and equipment, net	9,674			9,674
Other assets	3,506	900	(a)	4,406
Total assets	$278,368	$(157,747)		$120,621
Liabilities and ~~stockholders’~~stockholder’s equity (~~Deficit~~deficit)
Long-term debt	—	60,000	(a)	60,000
Accrued compensation and benefits	238,705	270,206(~~b~~d)		8,474
		(490,222)	(d)
		(10,215)	(d)
Accounts payable and accrued expenses	7,854			7,854
Due to affiliates	764	40,100	(b)	40,864
Accrued income taxes payable	3,703			3,703
Amounts payable pursuant to tax receivable agreement	—	29,558(~~c~~e)		29,558
Other liabilities	5,052			5,052
Total liabilities	256,078	(100,573)		155,505
Artio Global Investors ~~stockholders’~~stockholder’s equity (deficit)
Common stock	~~400~~	~~(d)~~
Class A ~~Common Stock~~common stock - $0.001 par value per share, none authorized and outstanding on an actual basis, and 500,000,000 shares authorized 19,540,605 shares issued and 17,140,605 outstanding on a pro forma basis		15(~~d~~c)		19
~~Class B Common Stock~~ 		2(~~d~~c)
		2(g)
Class ~~C Common Stock~~B common stock - $0.001 par value per share, none authorized and outstanding on an actual basis, and 18,000,000 shares authorized and 15,600,000 shares issued and outstanding on a pro forma basis		18(~~d~~f)		16
		(2)	(c)
Class C common stock - $0.01 par value per share, 210,000,000 authorized and 42,000,000 issued and outstanding on an actual basis (after giving retroactive effect to an expected 10,500:1 stock split), and 29,400,000 shares issued and outstanding on a pro forma basis	420	(126)	(c)	294
Additional paid-in capital	~~17,950~~17,930	~~(a)(b)~~300,803	(c)	572,014

		(252,561)	(c)
		490,222	(d)
		5,216	(e)
		(18	)(f)
		(2	)(g)
		10,424	(h)
Retained earnings (deficit)	3,940	(~~a~~186,161)	(b)	(548,672)
		(270,206)	(d)
		(96,245)	(d)
Treasury Stock (2,400,000 shares of Class A common stock on a pro forma basis), at cost	—	(48,131)	(c)	(48,131)
Total Artio Global Investors ~~stockholders’~~stockholder’s equity (deficit)	22,290	~~—~~(46,750)	~~(b)~~	~~—~~(24,460)
Non-controlling interests	—	~~—~~(10,424)	(h)	~~—~~(10,424)
Total equity (deficit)	22,290	~~—~~(57,174)		~~—~~(34,884)
Total liabilities and ~~stockholders’~~stockholder’s equity (deficit)	$278,368	$(157,747)		$120,621

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position
As of March 31, 2009

(a)
Represents Artio Global Holdings’ incurrence, ~~prior to~~in connection with this offering, of $     ~~of indebtedness and the application of the net proceeds of the debt, together with available cash, to fund a distribution to Julius Baer Holding Ltd., provide sufficient working capital to manage the requirements of the business, and, potentially, provide seed capital for future investment products.~~60.0 million of indebtedness, which increases cash by $59.1 million after the payment of $0.9 million of structuring fees.  The structuring fees will be recorded as an asset within “other assets” in our statement of financial position and amortized over time.

(b)
~~In connection with this offering, we will amend and restate the operating agreement of our operating subsidiary which will result in the complete acceleration of the unvested portion of the Class B profits interests of the Principals and the elimination of both our obligation to repurchase such interests and the ability of the Principals to put their interests to our operating subsidiary. Accordingly, we will no longer record a liability for accrued compensation expense with respect to the change in redemption value of the Principals’ Class B profits interests, but instead will record a non-controlling interest.(c)This adjustment represents the impact of entering into a tax receivable agreement with the Principals whereby 85% of the future benefit associated with our deferred tax assets that will be realized upon the exchange of the Principals’ New Class A Units in Artio Global Holdings for shares of our Class A common stock. We will record 85% of the estimated tax benefit as an increase to the liability for the amounts payable under the tax receivable agreement.~~Represents a $186.2 million distribution to Julius Baer Holding Ltd. which is comprised of the stockholder’s equity of the company funded from $126.1 million of cash and $20.0 million of marketable securities, plus an additional amount of $40.1 million that will be payable within one year of the completion of this offering, which is recorded as “due to affiliates”.

(c)
New investors in this offering will own shares of our Class A common stock.  We expect that the net proceeds from this offering will be $300.8 million, which reflects a reduction of $22.6 million relating to the underwriting discount. The pro forma effect of this offering and the repurchase of shares of Class C common stock from Julius Baer Holding Ltd. and shares of Class A common stock from each of our Principals are:

•
recognition of the net proceeds from the sale of 15.0 million shares in this offering of $300.8 million, after deducting underwriting discounts of $22.6 million, assuming an initial public offering price of $21.56 per share of Class A common stock less $1.51 underwriting discount per share.  The net proceeds are shown as an increase in our paid-in capital and common stock on the statement of financial position;

•	the exchange by each of our Principals of 1.2 million New Class A Units (together with the corresponding shares of Class B common stock) for shares of Class A common stock; and

•
our use of the net proceeds to repurchase and retire 12.6 million shares of Class C common stock owned by Julius Baer Holding Ltd. and to repurchase, and record as treasury stock, 1.2 million shares of Class A common stock from each of our Principals at a price equal to the per share net amount raised in the offering.

(d)
In connection with this offering, each of our Principals will exchange his profits interests in Artio Global Management for New Class A Units in Artio Global Holdings and Class B common stock in us.  Upon such exchange, we will no longer have an obligation to repurchase the profits interests of each Principal and each Principal will no longer have the ability to put his interests to us.  As a result of these changes to the operating agreement of Artio Global Management, the complete vesting of each Principal’s profits interests and the tax receivable agreement we will enter into with our Principals in connection with this offering, we will incur a compensation charge of $270.2 million, which is charged against retained earnings.  As a result, the liability we have historically accrued relating to the redemption value of the profits interests of our Principals, as of March 31, 2009, including the charge mentioned above which total $490.2 million, will be reclassified to additional paid-in capital within the consolidated statement of financial position.  No deferred tax asset will be computed on the charge and the deferred tax asset of $96.2 million that was historically recognized with respect to the redemption value of the profits interests of our Principals, will be taken as a charge upon the completion of this offering and is reflected in the pro forma statement of financial condition as a reduction in stockholder’s equity.  In connection with these changes to the operating agreement of Artio Global Management we will pay out to our Principals the unpaid balance of their aggregate allocation of profits interests, which totaled $10.2 million as of March 31, 2009.

(e)
We are required to make payments under the tax receivable agreement that we will enter into in connection with this offering.  The exchange by each of our Principals of 1.2 million New Class A Units for shares of our Class A common stock on a one-for-one basis is expected to result in an increase in the tax basis of the tangible and intangible assets that would not otherwise have been available.  This increase in tax basis will increase, for tax purposes, our depreciation and amortization expense and will therefore reduce the amount of tax that we would be required to pay in the future.  The pro forma amount for such increase in our deferred tax assets totals $34.8 million as of March 31, 2009 based on an assumed share price of $21.56 and an incremental tax rate of 43.7%.  Accordingly, pursuant to the tax receivable agreement, we will agree to pay each Principal 85% of the actual reduction in U.S. federal, state and local tax payments that we realize as a result of this increase in tax basis created by such Principal’s exchanges.  The obligation to pay 85% of the actual reduction in tax payments to our Principals is an obligation of the company.  The pro forma liability of $29.6 million payable under this tax receivable agreement is shown as a liability in our statement of financial position as of March 31, 2009.  The net deferred tax asset, after payment under this tax receivable agreement, amounted to $5.2 million and is shown as an increase to paid-in capital within the pro forma statement of financial position.  Future cash savings and related payments to our Principals in respect of subsequent exchanges would be in addition to these amounts.

Any payments made under the tax receivable agreement may give rise to additional tax benefits and additional potential payments under the tax receivable agreement.  We anticipate that we will account for the income tax effects and corresponding tax receivable agreement effects resulting from the future taxable exchanges by our Principals of New Class A Units for shares of our Class A common stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange.  Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.  We expect to record the estimated amount of the increase in deferred tax assets, net of any valuation allowance, directly in paid-in capital and we will record a liability for the expected amount we will pay our Principals under the tax receivable agreement (85% of the actual reduction in tax payments), estimated using assumptions consistent with those used in estimating the net deferred tax assets.

Therefore, at the date of an exchange of New Class A Units for shares of our Class A common stock, the net effect of the accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase to paid-in capital of 15% of the estimated realizable tax benefit.  The effect of subsequent changes in any of our estimates after the date of the exchange will be included in net income.  Similarly, the effects of changes in enacted tax rates and in the applicable tax laws will be included in net income.

(f)	Represents the issuance of 18 million shares of Class B common stock, in the aggregate, to our Principals in the reorganization.

(g)	Represents the issuance of 2,140,605 shares of restricted stock to our directors and employees in connection with this offering, which generally vest over a five-year period.

(h)
Represents the establishment of a non-controlling interest as a result of the reclassification of our Principals’ economic interests held at the operating company level from Class B profits interests to non-controlling interests (representing our Principals’ 26.0% pro forma interest in Artio Global Holdings, which exclude the dilutive impact of the 2,140,605 shares of restricted stock that we expect to issue to our directors and employees in connection with this offering, which generally vest over a five-year period).

~~(d)~~
~~Represents the net effect of an increase in equity due to the proceeds received from this offering less amounts used to repurchase shares of Class C common stock from Julius Baer Holding Ltd. and shares of Class A common stock from our Principals in connection with this offering.~~

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data of Artio Global Investors Inc. and subsidiaries should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto included elsewhere in this prospectus. In accordance with Securities and Exchange Commission’s Staff Accounting Bulletin Topic 4:C, the selected consolidated statement of income data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and for the three months ended March 31, 2008 and 2009, and the selected consolidated statement of financial position data as of December 31, 2004, 2005, 2006, 2007 and 2008 and March 31, 2009 give retroactive effect to a 10,500:1 stock split that will occur prior to the completion of this offering. The selected consolidated statement of income data for the years ended December 31, 2006, 2007, and 2008 and the selected consolidated statement of financial position data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The selected consolidated statement of income data for the three months ended March 31, 2008 and 2009 and the consolidated statement of financial position as of March 31, 2009 have been derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods presented therein. Our results for the three months ended March 31, 2008 and 2009 are not necessarily indicative of our results for a full fiscal year.

	Year Ended December 31,					Three Months Ended March 31, (unaudited)
	2004	2005	2006	2007	2008	2008	2009
	(~~dollars~~ in thousands, except per share amounts)
Statement of Income Data:
Revenue
Investment management fees	$106,282	$201,285	$300,432	$445,558	$425,003	$116,828	$62,816
Net (losses) on assets held for deferred compensation	—	—	—	—	(2,856)	(545)	(273)
Foreign currency gains (losses)	—	—	—	186	(101)	34	(16)
Total revenues	106,282	201,285	300,432	445,744	422,046	116,317	62,527
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits	32,864	52,878	69,677	92,277	92,487	28,493	16,940
Allocation of Class B profits interests	12,359	33,748	53,410	83,512	76,074	20,400	10,215
Change in redemption value of Class B profits interests	—	23,557	46,932	76,844	54,558	22,659	18,126
Total employee compensation and benefits	45,223	110,183	170,019	252,633	223,119	71,552	45,281
Shareholder servicing and marketing	7,026	11,993	20,134	25,356	23,369	6,697	3,069
General and administrative	24,498	27,727	31,510	50,002	62,833	15,478	8,174
Total expenses	76,747	149,903	221,663	327,991	309,321	93,727	56,524
Operating income before income tax expense	29,535	51,382	78,769	117,753	112,725	22,590	6,003
Non-operating income (loss)	460	1,391	3,288	7,034	3,181	1,102	(81)
Income from continuing operations before income tax expense	29,995	52,773	82,057	124,787	115,906	23,692	5,922
Income tax expense	13,617	24,123	38,514	58,417	54,755	12,282	2,877
Income from continuing operations	16,378	28,650	43,543	66,370	61,151	11,410	3,045
Income (loss) from discontinued operations, net of taxes(1)	(3,396)	(2,544)	1,231	1,616	—	—	—
Net income	$12,982	$26,106	$44,774	$67,986	$61,151	$11,410	$3,045

	Year Ended December 31,										Three Months Ended March 31, (unaudited)
	2004		2005		2006		2007		2008		2008		2009
Basic and diluted net income per share from continuing operations(2)	$	~~4,094~~0.39	$	~~7,163~~0.68	$	~~10,886~~1.04	$	~~16,592~~1.58	$	~~15,288~~1.46	$	~~2,853~~0.27	$	~~761~~0.07
Basic and diluted net income (loss) per share from discontinued operations, net of taxes(2)		(~~849~~0.08)		(~~636~~0.06)		~~307~~0.03		~~404~~0.04		—		—		—
Basic and diluted net income per share(2)	$	~~3,245~~0.31	$	~~6,527~~0.62	$	~~11,193~~1.07	$	~~16,996~~1.62	$	~~15,288~~1.46	$	~~2,853~~0.27	$	~~761~~0.07
Cash dividends declared per basic share(2)		$—	$	~~7,500~~0.71		$—	$	~~15,025~~1.43	$	~~29,250~~2.79	$	~~15,250~~1.45	$	~~3,500~~0.33
Weighted average Class C common shares used in basic and diluted net income per share(2)		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000

	As of December 31,					As of March 31, 2009
	2004	2005	2006	2007	2008	(unaudited)
	(~~dollars~~ in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	$28,892	$15,831	$60,096	$133,447	$86,563	$96,202
Assets of discontinued operations(1)	20,239	22,508	11,722	—	—	—
Total assets	99,132	121,214	244,704	355,355	319,476	278,368
Accrued compensation and benefits	28,216	68,880	138,087	245,245	268,925	238,705
Long-term debt	—	—	—	—	—	—
Liabilities of discontinued operations(1)	19,482	6,668	2,725	—	—	—
Total liabilities	59,128	85,104	163,820	266,261	286,231	256,078
Total ~~stockholders’~~stockholder’s equity	$40,004	$36,110	$80,884	$89,094	$33,245	$22,290

(1)
Discontinued operations include the former broker-dealer and foreign exchange activities of our company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General Overview”.

(2)	As recast to give retroactive effect to a 10,500:1 stock split that was effected as of , 2009.

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2009
	(~~dollars~~ in millions)
Selected Unaudited Operating Data (excluding legacy activities):
Assets under management (1)	$21,582	$34,850	$53,486	$75,362	$45,200	$71,501	$38,941
Net client cash flows (2)	10,784	8,633	7,582	12,150	1,930	2,851	222
Market appreciation (depreciation) (3)	3,282	4,635	11,054	9,726	(32,092)	(6,712)	(6,481)

(1)	Reflects the amount of money our clients have invested in our strategies as of the period-end date.

(2)	Reflects the amount of money our clients have invested in our strategies during the period, net of outflows and excluding appreciation (depreciation) due to changes in market value.

(3)	Represents the appreciation (depreciation) of the value of assets under our management during the period due to market performance and fluctuations in exchange rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

The historical financial data discussed below reflect the historical results of operations and financial condition of Artio Global Investors Inc. and subsidiaries and do not give effect to our reorganization. See “Our Structure and Reorganization” and “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus for a description of our reorganization and its effect on our historical results of operations.

General Overview

Business

We are an asset management company that provides investment management services to institutional and mutual fund clients. We manage and advise proprietary funds, commingled institutional investment vehicles, institutional separate accounts and sub-advisory accounts. Our operations are based principally in the United States, while our assets under management are invested primarily outside the United States.

As a holding company, we conduct all of our business activities through our direct subsidiary Artio Global Holdings ~~LLC~~, an intermediate holding company that conducts no operations but holds our ownership interest in Artio Global Management ~~LLC~~, our operating subsidiary. In connection with this offering, Artio Global Holdings’ operating agreement will be amended and restated and we will be its sole managing member. Net profits, net losses and distributions, from cash generated from Artio Global Holdings and its subsidiaries, will be allocated and made to its members pro rata in accordance with the percentages of their respective equity interests. Accordingly, its net profits and net losses will be allocated, and distributions of the operating company will be made, approximately 75% to us and approximately 12.5% to each of our Principals, after giving effect to the transactions described herein. As sole managing member of Artio Global Holdings, we will continue to operate and control all of its business and affairs and will consolidate its financial results with ours. We will reflect the ownership interest of our Principals as a non-controlling interest in our statement of income and statement of financial condition. For more information on the pro forma impact of the reorganization and this offering, see “Unaudited Pro Forma Consolidated Financial Information”.

A significant portion of our current employee compensation and benefits expense relates to our Principals’ economic interests in the business. In May 2004, we granted Class B profits interests in Artio Global Management to our Principals, entitling them to a share of its future income. Subsequent to this offering, the costs of the Class B profits interests will no longer be reflected as compensation expense. The economic interests now represented by the Class B profits interests will be reflected as non-controlling interests.

Our historical consolidated financial results include, within discontinued operations, the former broker-dealer and foreign exchange activities of our company. Following the sale by Julius Baer Holding Ltd. of the U.S. private banking business in 2005 and equity brokerage businesses in 2006, we withdrew our broker-dealer registration. Our financial statements also include the results of our foreign exchange activities, conducted within Julius Baer Financial Markets LLC (“JBFM”), which was a wholly owned subsidiary of our company. This activity was initially transferred to our company from an affiliate in December 2005. On December 1, 2007, JBFM was distributed to Julius Baer Holding Ltd., our parent, and is no longer a subsidiary of our company and is therefore reported within discontinued operations. The impact of these activities is described in the notes to our consolidated financial statements, which are included elsewhere in this prospectus.

In addition, our historical financial statements also contain legacy activities. A legacy alternative fund-of-funds business was transferred to an affiliate of our parent in 2006, and a former hedge fund product was discontinued in 2008. The financial results of these legacy businesses did not satisfy the criteria for discontinued operations treatment because of the similarity to the business activities we currently conduct. They are therefore shown within the respective line items of the financial statements as part of continuing operations. In order to make comparisons more meaningful, we present certain information below excluding such legacy activities.

Revenues

Our revenues are driven by investment management fees earned from managing clients’ assets. Investment management fees fluctuate based on the total value of assets under management, composition of assets under management among our investment vehicles and among our investment strategies, changes in the investment management fee rates on our products and, for the few accounts on which we earn performance based fees, the investment performance of those accounts.

The following table sets forth investment management fee revenues and average assets under management for the three years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009:

	For the year ended December 31,			For the three months ended March 31,
	2006	2007	2008	2008	2009
Investment management fees (dollars in thousands)	$300,432	$445,558	$425,003	$116,828	$62,816
Average AuM for period (dollars in millions)(1)	43,745	66,619	64,776	72,398	40,711

(1)   Excluding legacy activities.

We expect that lower average assets under management will result in investment management fees in 2009 that are materially lower than those in 2008.

Operating Expenses

We manage our expenses and allocate resources in order to allow us to focus on servicing our clients. As a result, we keep in-house those functions that we believe are necessary for providing investment management, client service and risk management, and outsource others. Our efficient operating structure has positioned us to better manage our costs in challenging market conditions.

Many of our operating expenses vary due to a number of factors, including the following:

•
variations in the level of total employee compensation and benefits expense, which change as a result of discretionary bonuses, sales incentives, changes in employee headcount and mix, and competitive factors;

•	changes in shareholder servicing expenses as a result of fluctuations in mutual fund sales, level of redemptions, and market appreciation or depreciation of proprietary funds’ assets under management;

•	changes in the level of our marketing and promotional expenses in response to market conditions, including our efforts to further access distribution channels;

•	the introduction or closure of product initiatives; and

•	increases in expenses such as rent, information technology costs, professional service fees, and data-related costs (including the cost of outsourced services provided by third parties).

A substantial proportion of our expenses are correlated to some degree with our revenues or are within our discretion. For example, shareholder servicing is influenced by the value of our proprietary funds’ assets under management.  Similarly, certain components of incentive compensation are to a large extent based on our revenues for a particular period.

The following table sets forth the main categories of expenses from our consolidated statements of income, expressed as a percentage of total revenues, for the three years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009:

	For the year ended December 31,			For the three months ended March 31,
	2006	2007	2008	2008	2009
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Salaries, incentive compensation, and benefits	23.2	20.7	21.9	24.5	27.1
Allocation of Class B profits interests(1)	17.8	18.7	18.0	17.5	16.3
Change in redemption value of Class B profits interests(1)	15.6	17.3	13.0	19.5	29.0
Total employee compensation and benefits	56.6	56.7	52.9	61.5	72.4
Shareholder servicing and marketing expenses	6.7	5.7	5.5	5.8	4.9
General and administrative expenses	10.5	11.2	14.9	13.3	13.1
Operating income before income taxes	26.2	26.4	26.7	19.4	9.6
Non-operating income	1.1	1.6	0.8	1.0	(0.1)
Income before income tax expense	27.3	28.0	27.5	20.4	9.5
Income tax expense	12.8	13.1	13.0	10.6	4.6
Income from continuing operations	14.5	14.9	14.5	9.8	4.9
Income from discontinued operations, net of taxes	0.4	0.4	─	─	─
Net income	14.9%	15.3%	14.5%	9.8%	4.9%

(1)	Subsequent to this offering, the Class B profits interests will be replaced by economic interests that are not reflected as compensation expense.

We manage our expenses with a view to both maximizing profitability and achieving our long-term goals for the business.

During the second half of 2008 we implemented certain expense reduction initiatives to proactively align our expense base with the expectation that 2009 revenues would be significantly lower than those of 2008. Significant reductions to incentive compensation accruals were made during the fourth quarter of 2008, which resulted in an overall reduction of incentive compensation awards paid for such year. Incentive compensation accruals were further reduced during the first quarter of 2009 to reflect the continued deterioration in global markets. We also reduced headcount, principally support personnel, by approximately 5%, lowered our occupancy costs by reducing our office space requirements and reduced certain information technology and market data costs. We are able to control costs because a significant percentage of our cost base is, to some degree, correlated to revenues or within our discretion. Our business model has allowed us to control costs to such a degree that, in a difficult period during which our revenues declined 46% (from the three months ended March 31, 2008 to the three months ended March 31, 2009), our operating margin declined only slightly, from 58.3% of revenues to 54.9%.

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker-dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive “soft dollar” credits from broker-dealers that have the effect of reducing certain of our expenses. The reduction in our operating expenses amounted to $1.1 million, $0.7 million and $0.8 million for the years ended December 31, 2006, 2007 and 2008, respectively, and $0.2 million and $0.1 million in the three months ended March 31, 2008 and 2009, respectively. Our operating expenses would increase to the extent these “soft dollars” were reduced or eliminated.

Employee Compensation and Benefits

Our largest operating expense is employee compensation and benefits, which includes salaries, incentive compensation (including deferred incentive compensation), sales incentives, and related benefits costs. A significant portion of salaries, incentive compensation, and benefits is variable as sales incentives and discretionary incentive compensation awards are generally based on our revenues. We believe that the compensation and benefits offered to our employees are competitive within our industry.

A significant portion of our employee compensation and benefits expense relates to the allocation of income and accrual for the incremental increase in the redemption value of the Class B profits interests. Pursuant to the terms of our operating subsidiary’s operating agreement, prior to this offering, the holders of the Class B profits interests had the right to require us to redeem their vested interests, under certain circumstances, using a model that was based on the historic average earnings (as defined in the operating agreement) as well as our parent’s historic average price/earnings ratio. We have accounted for the allocations of income relating to these interests as well as the annual increase in their redemption value as compensation expense within our financial statements. The charge recorded for the change in redemption value of our Principals’ Class B profits interests represents a non-cash charge required for financial accounting purposes.

The following table sets forth our employee compensation and benefits expenses for the three years ended December 31, 2006, 2007 and 2008, and the three months ended March 31, 2008 and 2009:

	For the year ended December 31,			For the three months ended March 31,
	2006	2007	2008	2008	2009
(dollars in thousands)
Salaries, incentive compensation, and benefits	$69,677	$92,277	$92,487	$28,493	$16,940
Allocation of Class B profits interests	53,410	83,512	76,074	20,400	10,215
Change in redemption value of Class B profits interests	46,932	76,844	54,558	22,659	18,126
Total employee compensation and benefits	$170,019	$252,633	$223,119	$71,552	$45,281

Subsequent to this offering and the amendment and restatement of the operating agreement, the costs of the Class B profits interests will no longer be reflected as compensation expense. See “—Changes to Class B Profits Interests”. The economic interests now represented by the Class B profits interests are expected to be reflected as non-controlling interests, rather than as a compensation expense.

Prior to this offering, the Principals have not received incentive compensation, but have received distributions pursuant to their Class B profits interests. Following this offering, they will be eligible for incentive compensation, which will partly offset the reduction in expense from the elimination of charges relating to the Class B profits interests. See “Management—Compensation Discussion and Analysis—Employment Agreements”.

Included within salaries, ~~bonuses~~incentive compensation, and benefits are sales incentives costs which represent amounts due to our internal sales personnel. These incentive amounts are correlated to revenue as they are derived as a percentage of the revenues associated with client assets (without consideration to our overall financial performance) and are payable over a one to three year period.

We ~~intend~~expect to issue to directors and employees (other than ~~the~~our Principals) 2,140,605 shares of restricted Class A common stock in connection with this offering. These awards will vest over periods of up to five years, depending on the terms of the awards. Accordingly, we will incur non-cash compensation expenses related to this vesting. We anticipate using a fair value method to record compensation expense for future awards granted under our incentive compensation plans. Fair value will be determined using an appropriate valuation model.

Shareholder Servicing and Marketing

Shareholder servicing and marketing expenses include payments we make to broker-dealers and other intermediaries for selling, servicing, and administering our mutual funds. This expense is influenced by new mutual fund sales, levels of redemptions, and market appreciation or depreciation of assets under management in these products. This expense varies with revenues as a significant portion of shareholder servicing costs is based on the value of our proprietary funds’ assets under management.

The third-party distributor of our SEC registered mutual funds, Quasar Distributors LLC, receives Rule 12b-1 fees for distribution and/or administrative expenses, which are generally offset by fees it pays to third-party agents. If the amount of these fees were to exceed the amount payable to those third-party agents, these fees would be provided to us. We could use the excess to cover marketing expenses (with the exception currently of the International Equity Fund - to the extent it remains closed to new investors - where any excess is returned to the International Equity Fund). Historically, the amount of excess fees returned to us has not been material.

In 2008, the financial services industry experienced consolidation among certain large distributors. As a result, the number of distributors available to us has decreased, and we expect that the reduction in competition will result in higher shareholder servicing expenses in the future.

The following table sets forth shareholder servicing and marketing expenses for the three years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009:

	For the year ended December 31,			For the three months ended March 31,
	2006	2007	2008	2008	2009
(dollars in thousands)
Shareholder servicing and marketing expenses	$20,134	$25,356	$23,369	$6,697	$3,069
Investment management fees	300,432	445,558	425,003	116,828	62,816
As a percentage of fees	6.7%	5.7%	5.5%	5.8%	4.9%

General and Administrative

General and administrative expenses include professional and consulting fees for third-party service providers, occupancy expenses, technology-related costs, client-related trading errors, license fees paid to our parent, market data expenses, depreciation, and the costs associated with operating and maintaining our research, trading, and portfolio accounting systems. Our occupancy-related costs and market data expenses, in particular, generally increase or decrease in relative proportion to the number of employees retained by us and the overall size and scale of our business operations.

Following this offering, we expect, as an SEC registrant and listed company, to incur additional recurring expenses of approximately $4 to $5 million a year. These expenses will include, among other things, directors’ and officers’ insurance, director fees, reporting and compliance with SEC rules and regulations (including compliance with the Sarbanes-Oxley Act of 2002 and NYSE rules), investor relations, transfer agent fees, professional fees, and other similar expenses.

Following this offering, we will no longer pay license fees to our parent.

The following table sets forth general and administrative expenses for the three years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009:

	For the year ended December 31,			For the three months ended March 31,
	2006	2007	2008	2008	2009
(dollars in thousands)
General and administrative expenses	$31,510	$50,002	$62,833	$15,478	$8,174

Interest Expense

~~Prior to~~In connection with this offering, ~~we intend~~Artio Global Holdings intends to establish a $     ~~loan~~60.0 million term debt facility which, together with available cash, will fund a ~~special distribution in the amount of $      million~~ distribution to us that we will use to fund a distribution to our parent, and will also be utilized to provide working capital for our business and, potentially, seed capital for future investment products. The distribution to our parent will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $186.2 million on a pro forma basis ($146.1 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering). As a result, we will incur interest expense in future periods.

Non-operating Income

Non-operating income is revenue earned on invested excess funds. The following table sets forth non-operating income and average invested funds for the three years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009:

	For the year ended December 31,			For the three months ended March 31,
	2006	2007	2008	2008	2009
(dollars in thousands)
Non-operating income (loss)	$3,288	$7,034	$3,181	$1,102	$(81)
Average invested funds(1)	64,014	126,849	149,147	127,919	58,099

(1)	Computed using the beginning and ending balances for the period of cash equivalents and marketable securities, exclusive of securities held for deferred compensation.

The most significant factor to changes in our non-operating income is the timing of dividends to our parent. Changes in the redemption value of Class B profits interests, net of the related deferred tax benefits, have contributed substantially to cash flow as the non-cash charges reduce our net income, which is what we use to fund dividends, increasing cash available for investment.

Discontinued Operations

The consolidated financial statements include the results of certain activities that are deemed discontinued operations. These discontinued operations comprise our former broker-dealer and foreign exchange activities that were closed in 2006 and 2007, respectively. See “—General Overview—Business”.

Income Taxes

We are organized as a Delaware corporation, and therefore are subject to U.S. federal and certain state income taxes. As a member of Artio Global Holdings, we incur U.S. federal, state and local income taxes on our allocable share of any net taxable income of this operating company.

The following table sets forth our effective tax rates for the three years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009:

	For the year ended December 31,			For the three months ended March 31,
	2006	2007	2008	2008	2009
Effective income tax rate	46.9%	46.8%	47.2%	51.8%	48.6%

Subsequent to this offering, we expect that our financial statements will reflect a significant reduction in our effective income tax rate, which we define as income tax expense divided by income before income tax expense, as a result of the reclassification of our Principals’ economic interests held at the operating company level from Class B profits interests to non-controlling interests. The non-controlling interests are treated as partnership interests for U.S. federal income tax purposes and, therefore, the federal and state tax liabilities associated with the income allocated to such interests are the responsibility of the Principals and not us. The financial statement presentation requirements of U.S. generally accepted accounting principles mandate that income before income tax expense include the income attributable to us as well as to our Principals.  Because income tax expense excludes U.S. federal and state taxes for the income attributable to each of our Principals, but includes each Principal’s portion of New York City Unincorporated Business Tax, the result should be, for financial statement presentation purposes, a significantly lower effective tax rate.  As ~~the Principals’~~each Principal’s non-controlling interests are exchanged into shares of our Class A common stock, we expect, for financial statement presentation purposes, that our effective income tax rate will increase because more income from the operating company will be attributable to us, and therefore we will be responsible for the tax liabilities on a greater proportion of the income before income tax expense.  Taking all of this into account, assuming our Principals exchange all of their non-controlling interests in our operating company for shares of our Class A common stock, our effective tax rate should revert to a level slightly lower than pre-offering levels.

Changes to Class B Profits Interests

In connection with this offering, we will amend and restate the operating agreement of our operating subsidiary. The amendment and restatement of the operating agreement will result in the full vesting of the Class B profits interests, the elimination of both our obligation to repurchase such interests and the ability of the Principals to put their interests, and the conversion of our operating subsidiary multiple-class capital structure into a single new class of membership interests. See “Relationships and Related Party Transactions—Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC”. As part of the reorganization, the Class B units of our operating subsidiary currently held by our Principals will be exchanged for New Class A Units of Artio Global Holdings and shares of our Class B common stock. Assuming an initial public offering price of $21.56 per share, we expect to record compensation expense of $270.2 million on the date of the consummation of this offering relating to acceleration of vesting of such interests and the establishment of a tax receivable agreement we will enter into with our Principals.

Liquidity and Capital Resources

Working Capital

Our working capital requirements historically have been met through cash generated by operations. Our current working capital is sufficient to meet our current obligations. Below is a table showing our liquid assets for 2006, 2007, and 2008, and the first quarter of 2009.

	December 31,				% Change
	2006	2007	2008	March 31, 2009	2007–2006	2008–2007	2009–2008
(dollars in thousands)
Cash and cash equivalents	$60,096	$133,447	$86,563	$96,202	122%	(35)%	11%
Marketable securities less securities held for deferred compensation	65,070	42,711	65,418	22,117	(34)	53	(66)
	125,166	176,158	151,981	118,319	41	(14)	(22)
Fees receivable and accrued revenues	55,526	87,378	54,799	41,112	57	(37)	(25)
Total liquid assets	$180,692	$263,536	$206,780	$159,431	46	(22)	(23)

We manage our cash balances in order to fund our day-to-day operations. Excess cash balances are used to purchase primarily U.S. Treasury obligations in order to earn interest income. If there is a requirement for a large amount of cash, we monetize our investments.

Although our excess cash has been reduced in 2009 as a result of lower revenues and payment of dividends, we continue to have sufficient liquidity to manage our day-to-day operations.

Fees receivable and accrued revenues represent fees that have been, or will be billed to our clients. We perform a review of our receivables on a monthly basis and contact clients with receivables older than sixty days. We review receivables and provide an allowance for doubtful accounts for any receivables when appropriate. At March 31, 2009, the allowance for doubtful accounts was not material to our receivables balance. Historically, we have been able to collect most receivables within a sixty-day time frame.

Future Capital Requirements

We expect that our cash and liquidity requirements in the twelve months following this offering, and over the long term, will be met primarily through cash generated by our operations, a $60.0 million ~~loan~~three-year term debt facility, and borrowings under a $       ~~million revolving loan agreement.~~50.0 million three-year revolving credit facility, each of which will be established in connection with this offering.

The $60.0 million three-year term debt facility will be used, together with available cash, to fund a distribution to us that we will use to fund a distribution to our parent, and will also be utilized to provide working capital and, potentially, seed capital for future investments. The term debt facility will bear interest at LIBOR plus 350 basis points. Interest will be payable quarterly, in arrears, and the amortization schedule will require principal payments of 0%, 30% and 30%, in years one, two and three, respectively, as well as a final payment of 40% at maturity. The distribution to our parent will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $186.2 million on a pro forma basis ($146.1 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

The $50.0 million three-year revolving credit facility will be used primarily for working capital needs. The credit facility will bear interest either at LIBOR plus 350 basis points or a base rate plus 200 basis points. The interest rate will be floating and will reset at certain intervals.

Our anticipated capital requirements include:

•	providing capital to facilitate our expansion into new products or strategies, both to fund their operating expenses and, potentially, as seed capital to invest in such products or strategies;

•	managing working capital needs, as we receive payments of fees on a deferred basis;

•	paying our operating expenses, primarily consisting of employee compensation and benefits;

•	making principal payments on our $60.0 million term debt facility;

•	paying interest expense on the indebtedness we intend to incur ~~prior to~~in connection with this offering;

•	paying dividends in accordance with our dividend policy and the $40.1 million dividend declared prior to this offering that will be payable within one year of the completion of this offering;

•	paying income taxes, including distributions by our operating company to us and the Principals to cover income taxes; and

•	paying amounts due to our Principals with respect to the tax receivable agreement.

We are a holding company and have almost no assets other than our ownership of membership units in Artio Global Holdings and the deferred tax asset related to our Principals’ ownership in our operating company. In connection with the reorganization, our operating company intends to make an estimated distribution of $146.1 million to its existing members representing all of the undistributed earnings generated up to the date of this offering. ~~We~~Artio Global Holdings also ~~expect~~expects to establish, ~~prior to~~in connection with this offering, a $60.0 million ~~loan~~term debt facility which, together with available cash, will be used to fund a ~~special~~ distribution ~~in the amount of $          million to our parent and will also be utilized to provide working capital to our business and, potentially, seed capital for future investment products~~to us and for other purposes described above. We anticipate that distributions to the members of Artio Global Holdings, which immediately following this offering will consist of our Principals and us, will continue to be a material use of our cash resources and will vary in amount and timing based on our operating results and dividend policy. We currently intend to declare regular cash dividends, from the first quarter of 2010 onward, to holders of our Class A common stock and Class C common stock.

We will fund any distribution pursuant to our dividend policy by causing (i) Artio Global Management ~~LLC~~ to make a distribution to Artio Global Holdings, and (ii) Artio Global Holdings to distribute to us and our Principals, on a pro rata basis, all or a portion of the proceeds received by it.

We may be required to make payments under the tax receivable agreement we will enter into with our Principals in connection with this offering. The future taxable exchanges by our Principals of New Class A Units of Artio Global Holdings for our Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, is expected to result in an increase of the tax basis of Artio Global Holdings’ tangible and intangible assets with respect to such exchanged New Class A Units. This increase in tax basis will increase, for tax purposes, the amount of depreciation and amortization expense allocable to us over a 15 year period from the year of exchange and may therefore reduce the amount of tax that we would otherwise have been required to pay. Pursuant to the tax receivable agreement, we will agree to pay to each of our Principals 85% of the amount of the reduction in tax payments, if any, in U.S. federal, state and local income tax that we actually realize as a result of this increase in tax basis created by each Principal’s exchanges. Assuming no material changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefit of the increased basis, the reduced tax payments for us from such exchanges would aggregate approximately $275.2 million over 15 years from conversion using the offering price per share as a basis for calculation and assuming such exchanges ~~occurred as of~~, other than the exchanges upon this offering, would occur six months after this offering. Under such scenario we would be required to pay our Principals 85% of such amount, or $233.9 million over the 15 years from such assumed year of exchange. The actual amounts may materially differ from these hypothetical amounts and may be substantial, as potential future payments will be calculated using the market value of the shares and the prevailing tax rates at the time of exchange and will be dependent on us generating sufficient future taxable income to realize the benefit.

Payments to the Principals under the tax receivable agreement, if any, will be made on an annual basis to the extent there is sufficient taxable income to utilize the increased depreciation and amortization charges. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared which, typically, are within 90 days of the end of such calendar year. We expect to make payments to our Principals, to the extent they are required, within 105 days of the calendar year in which the increased depreciation and amortization expense was utilized. Further, we have the right to terminate the tax receivable agreement prior to the utilization of the increased depreciation and amortization expenses. If we choose to exercise such right, we would be required to pay the

Principals the net present value of all future payments under the tax receivable agreement. If we were required to make any such termination payment, we may have to incur debt to finance the payment to the extent our cash resources are insufficient to meet our obligations under the agreement. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement if the basis increase were to be successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the reduction in tax payments that we actually realize. Therefore, we may need to incur debt to finance payments to the IRS if the basis increase is successfully challenged by the IRS. The potential future payments to our Principals, if any, under the tax receivable agreement will be funded by the reduction in tax payments as well as the incurrence of debt, to the extent necessary, as described above.

The impact that the tax receivable agreement will have on our consolidated financial statements will be the establishment of a liability, upon the exchange of our Principals’ New Class A Units for our Class A common stock, representing 85% of the estimated future tax benefits, if any, relating to the increase in tax basis associated with the future taxable exchange by our Principals. As the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, the extent to which such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments to our Principals. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not reasonably ascertainable at this time.

Interest Rate Risk

Certain of the accounts we advise or sub-advise own fixed income securities. Further, we typically invest our excess cash balances in short-term U.S. government fixed income securities. Interest rate changes affect the fair value of such investments or the revenue we earn from them.

Additionally, our new $60.0 million ~~loan~~term debt facility will bear interest at either one-month, three-month or one-year LIBOR plus 350 basis points. For every 10 basis point move in interest rates, our annual interest expense will increase or decrease by approximately $          ~~million.~~60,000.

Assuming a 100 basis point increase or decrease in the U.S. Treasury Note rate (and rates directly or indirectly tied to such rate), we estimate that the value of the fixed income securities we manage or sub-advise would change by approximately $213.0 million. The impact of such change would not have a material impact on our revenues or net income.

Contractual Obligations

The following table sets forth our total contractual obligations as of December 31, 2008.

	Payments Due by Pay Period
	Total		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
(dollars in thousands)
Long-term debt facility	$		$	$	$	$
Operating lease obligations		20,638	3,739	7,495	7,524	1,880
Other non-cancellable obligations		2,175	2,175	─	─	─
Vested redemption value of Principals’ Class B profits interests		201,890	─	─	─	201,890
Total		$224,703	$5,914	$7,495	$7,524	$203,770

The majority of the long-term liabilities relate to the vested redemption value of our Principals’ Class B profits interests. As a result of the amendment and restatement of our operating company’s operating agreement at the time of this offering, this liability will be eliminated upon closing of this offering as the modification of the operating agreement will result in the Class B profits interests being accounted for as equity.

In connection with this offering, Artio Global Holdings intends to establish a $60.0 million term debt facility and a $50.0 million three-year revolving credit facility. In addition, prior to this offering, we will declare a $40.1 million dividend to fund a distribution to our parent, which will be payable within one year of the completion of this offering.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. The results form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies are an integral part of our consolidated financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. Management believes that the critical accounting policies and estimates discussed below involve additional management judgment due to the sensitivity of the methods and assumptions used.

BUSINESS

Overview

We are an asset management company that provides investment management services to institutional and mutual fund clients. We are best known for our International Equity strategies, which represented 83% of our assets under management as of March 31, 2009. We also offer a broad range of other investment strategies, including High Grade Fixed Income, High Yield and Global Equity. As of March 31, 2009, all the composites of these strategies had outperformed their benchmarks since inception. In addition, since 2006, we have further expanded our investment offerings by launching a series of U.S. equity strategies. We offer investors the ability to invest in each of our strategies through proprietary funds, institutional commingled funds, separate accounts and sub-advisory mandates to advise other mutual funds. Our superior investment performance has enabled us to attract a diverse group of clients and to increase our assets under management from $7.5 billion as of December 31, 2003 to $47.6 billion as of May 31, 2009, representing a CAGR of 41%. This has driven a similar growth in our revenues, from $106.3 million to $422.0 million for the years ended December 31, 2004 and 2008, respectively, representing a CAGR of 41%. Our revenues consist almost entirely of investment management fees which are based primarily on the fair value of our assets under management rather than investment performance-based fees. We believe that our record of investment excellence and range of investment strategies position us well for continued growth.

Our primary business objective is to consistently generate superior investment returns for our clients. We manage our investment portfolios based on a philosophy of style-agnostic investing across a broad range of opportunities, focusing on macro-economic factors and broad-based global investment themes. We also emphasize fundamental research and analysis in order to identify specific investment opportunities and capitalize on price inefficiencies. We believe that the depth and breadth of the intellectual capital and experience of our investment professionals, together with this investment philosophy and approach, have been the key drivers of the strong relative returns we have generated for clients over the past decade. As an organization, we concentrate our resources on meeting our clients’ investment objectives and we seek to outsource, whenever appropriate, support functions to industry leaders thereby allowing us to focus our business on the areas where we believe we can add the most value.

Our distribution efforts target institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons, such as pension fund consultants, broker-dealers, RIAs, mutual fund platforms and sub-advisory relationships, enabling us to achieve significant leverage from a relatively small sales force and client service infrastructure. As of March 31, 2009, we provided investment management services to a broad and diversified spectrum of approximately 1,150 institutional clients, including some of the world’s leading corporations, public and private pension funds, endowments and foundations and major financial institutions through our separate accounts, commingled funds and proprietary funds. We also managed assets for more than 768,000 retail mutual fund shareholders through SEC-registered Artio Global Investment Funds and other retail investors through 18 funds that we sub-advise for others.

In the mid-1990’s, our Principals assumed responsibility for managing our International Equity strategy. In the years that followed, our superior performance began to attract attention from third parties such as Morningstar, which awarded a 5-star rating to the Artio International Equity Fund in 1999. Consequently, we began to attract significant inflows. Since 1999, we have expanded to other strategies, added additional portfolio managers and increased our assets under management to $47.6 billion as of May 31, 2009. Revenues from our parent and its affiliates represented less than 1.5% of total revenues for each of the years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009.

Our assets under management as of March 31, 2009 by investment vehicle and investment strategy are as follows:

Investment Vehicles (As of March 31, 2009)	Investment Strategies (As of March 31, 2009)

Total: $38.9 billion	Total: $38.9 billion

Industry Overview

Investment management is the professional management of securities and other assets on behalf of institutional and individual investors. This industry has enjoyed significant growth in recent years due to the capital inflows from sources such as households, pension plans and insurance companies as well as the appreciation of the world’s equity markets. According to Cerulli Associates, global assets under management grew by a CAGR of 12.2% from 2003 to 2007 to $53.0 trillion as of December 31, 2007 before falling 18.5% to $43.2 trillion as of December 31, 2008 due primarily to the dramatic fall in stock markets around the world (for example, the MSCI World Index fell 40.7% in 2008). According to the eVestment Alliance database, total international equity assets under management from U.S. institutional investors, our primary focus, grew by 38% in 2006 to $2.1 trillion as of December 31, 2006 and by 15% in 2007, to $2.4 trillion as of December 31, 2007, before falling by 50% in 2008 to $1.2 trillion as of December 31, 2008 due in large part to market depreciation.

Traditional investment managers, such as separate account and mutual fund managers, generally manage and advise investment portfolios of equity and fixed income securities. The investment objectives of these portfolios include maximizing total return, capital appreciation, current income and/or tracking the performance of a particular index. Performance is typically evaluated over various time periods based on investment returns relative to the appropriate market index and/or peer group. Traditional managers are generally compensated based on a small percentage of assets under management. Managers of such portfolios in the United States are registered with the SEC under the Advisers Act. Investors generally have unrestricted access to their capital through market transactions in the case of closed-end funds and exchange-traded funds, or through withdrawals in the case of separate accounts and mutual funds, or open-end funds.

Demand by U.S. investors for international equities, our primary strategy, has been driven by investors~~'~~’ desire to diversify their investments and enhance investment returns.  According to Pensions & Investments, the top 1,000 defined benefit plans allocated 16.1% of their total assets to international equities in 2008, and according to Strategic Insight, in the U.S. mutual fund market international equities accounted for 15.4% of total U.S. long-term mutual fund assets under management in 2008.

Competitive Strengths

We believe our success as an investment management company is based on the following competitive strengths:

Track Record of Superior Investment Performance

We have a well-established track record of achieving superior investment returns across our key investment strategies relative to our competitors and the relevant benchmarks, as reflected by the following:

•
our International Equity I composite (our longest standing composite) has outperformed its benchmark, the MSCI AC World ex USA IndexSM ND, by 8.5% on an annualized basis since its inception in 1995 through March 31, 2009 (calculated on a gross basis before payment of fees);

•	as of March 31, 2009, each of our next four largest composites had also outperformed their benchmarks since inception;

•	as of March 31, 2009, four of our five eligible mutual funds were in the top quartile of Lipper rankings for performance since inception; and

•	four of our five eligible mutual funds, representing over 99% of eligible mutual fund assets, were rated 4- or 5- stars by Morningstar as of March 31, 2009.

Experienced Investment Professionals and Management Team

We have an investment-centric culture that has enabled us to maintain a consistent investment philosophy and to attract and retain world-class professionals. Our current team of lead portfolio managers is highly experienced, averaging approximately 20 years of industry experience among them. Over the past five years, our team of investment professionals has expanded from approximately 19 to approximately 49 people and we have experienced only minimal departures during this period. Furthermore, our entire team of senior managers (including marketing and sales directors and client service managers) averages approximately 24 years of industry experience.

Leading Position in International Equity

We have a leading position in international equity investment management and our strategies have attracted a disproportionate share of net asset flows in both the institutional and mutual fund markets in recent years. As of December 31, 2008, we ranked as the 4th largest manager of international accounts for U.S. tax-exempt institutional clients and the 11th largest manager of international equity mutual funds in the United States, according to Callan Associates and Strategic Insight, respectively. We believe that we are well-positioned to take advantage of opportunities in this attractive asset class over the next several years.

Strong Track Records in Other Investment Strategies

In addition to our leading position in international equity, we enjoy strong long-term track records in several of our other key strategies, including our Total Return Bond, Global High Income and Global Equity strategies, which had assets under management of approximately $3.8 billion, $1.3 billion and $0.4 billion, respectively, as of March 31, 2009. Our Total Return Bond Fund ranked in the 2nd quartile of its Lipper universe over the one-year period, in the 1st quartile of its Lipper universe over the three- and five-year periods and in the 1st decile of its Lipper universe since inception, as of March 31, 2009. Our Global High Income Fund ranked in the 2nd quartile of its Lipper universe over the one-year period, in the first quartile over the three-year period and in the top decile over the five-year period and since inception, as of March 31, 2009. Our Global Equity Fund ranked in the 2nd quartile of its Lipper universe over the one- and three-year periods and since inception, as of March 31, 2009.

Strong Relationships with Institutional Clients

We focus our efforts on institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons. As of March 31, 2009, we provided investment management services to approximately 1,150 institutional clients invested in separate accounts, commingled funds or proprietary funds. We have found that while institutional investors generally have a longer and more extensive diligence process prior to investing, this results in clients who are more focused on our method of investing and our long-term results,  and, as a result, our institutional relationships tend to be longer, with less year-to-year turnover, than is typical among retail clients.

Effective and Diverse Distribution

Our assets under management are distributed through multiple channels. By utilizing our intermediated distribution sources and focusing on institutions and organizations that exhibit institutional buying behavior, we are able to achieve significant leverage from a relatively small sales force and client service infrastructure. We have developed strong relationships with most of the major pension and industry consulting firms, which have allowed us access to a broad range of institutional clients. As of March 31, 2009, no single consulting firm represented greater than approximately 6% of our assets under management and our largest individual client represented approximately 4% of our total assets under management. We access retail investors through our relationships with intermediaries such as RIAs and broker dealers as well as through mutual fund platforms and sub-advisory relationships. Our distribution efforts with retail intermediaries, particularly broker dealers, are more recent than our institutional efforts and, as a result, our assets sourced through the largest broker dealers represent a relatively small portion of our assets under management. However, as a result of recent consolidation among broker dealers with whom we have established relationships, we believe we have opportunities to reach additional retail investors through our existing relationships.

Strong Organic Growth in Assets under Management and Sustained Net Client Inflows

In the period from December 31, 2003 through May 31, 2009, our assets under management grew from $7.5 billion to $47.6 billion, representing a CAGR of 41%. Until mid-2008, our assets under management growth was the result of a combination of general market appreciation, our record of outperforming the relevant benchmarks and an increase in net client cash inflows, which we define as the amount by which client additions to new and existing accounts exceed withdrawals from client accounts.  However, since mid-2008, market depreciation has had a significant negative impact on our assets under management.  During the period between December 31, 2003 and March 31, 2009, net client inflows represented 105% of our overall growth, including $1.9 billion of net client cash inflows during the year ended December 31, 2008 and $0.2 billion of net client cash inflows during the three months ended March 31, 2009.  The negative markets in 2008 and early 2009 reinforce the importance of sustained net client inflows in supporting our long-term growth in assets under management.

Focused Business Model

Our business model is designed to focus the vast majority of our resources on meeting our clients’ investment objectives. Accordingly, we take internal ownership of the aspects of our operations that directly influence the investment process, our client relationships and risk management. We seek to outsource, whenever appropriate, support functions, including middle- and back-office activities, to industry leaders, whose services we closely monitor. This allows us to focus our efforts where we believe we can add the most value. We believe this approach has also resulted in an efficient and streamlined operating model, which has generated strong operating margins, limited fixed expenses and an ability to maintain profitability during difficult periods. As a result, in the three months ended March 31, 2009 and the year ended December 31, 2008, on a pro forma basis, we produced an operating pre-tax profit of $30.2 million and $247.4 million from aggregate revenues of $62.5 million and $422.0 million, representing an operating pre-tax profit margin of 48.3% and 58.6%, respectively.

Strategy

We seek to achieve consistent and superior long-term investment performance for our clients. Our strategy for continued success and future growth is guided by the following principles:

Continue to Capitalize on our Strong Position in International Equity

We expect to continue to grow our International Equity assets under management. Our International Equity I strategy, which had $16.2 billion in assets under management as of March 31, 2009, was closed to new investors in August 2005 in order to preserve its ability to invest effectively in smaller capitalization investments. The successor strategy, International Equity II, which mirrors the International Equity I strategy in all respects except that it does not allocate assets to these small capitalization investments, was launched in March 2005. International Equity II has produced attractive investment returns relative to industry benchmarks and has grown to $16.3 billion in assets under management in four years (as of March 31, 2009). According to Callan Associates, International Equity II also had greater net flows than any other international equity product in 2008.  We believe we have the capacity to handle substantial additional assets within our International Equity II strategy. Given our strong reputation as a manager of international equity and our expectation of continued strong institutional demand for international equity, we aim to continue to gather significant international equity assets under management and leverage our experience in International Equity to grow our Global Equity strategy in order to capitalize on increasing flows into this strategy in the United States.

Grow our other Investment Strategies

Historically, we concentrated our distribution efforts primarily on our International Equity strategies. In recent years, we have focused on expanding and growing our other strategies as well, including our High Grade Fixed Income and High Yield strategies, which have experienced significant growth in assets under management as a result.  We expect our U.S. Equity strategies (multi-, mid-, small- and micro-cap) to provide additional growth once they achieve their three-year performance track records which will be available in July, and are an important pre-requisite to investing for many institutional investors. We also intend to continue to initiate new product offerings in additional asset classes where we believe our investment professionals have the potential to produce attractive risk-adjusted returns.

Further Extend our Distribution Capabilities

We continue to focus on expanding our distribution capabilities into those markets and client segments where we see demand for our product offerings and which we believe are consistent with our philosophy of focusing on distributors who display institutional buying behavior through their selection process and due diligence. For example, in 2005 we supplemented our existing distribution capabilities by developing a team to distribute to broker-dealers through targeting their head-office product distribution teams. In addition, we have selectively strengthened our international distribution by expanding into Canada and expect to further develop our international distribution over time.

Maintain a Disciplined Approach to Growth

We are an investment-centric firm that focuses on the delivery of superior long-term investment returns for our clients through the application of our established investment processes and risk management discipline. While we have generated significant growth in our assets under management over the past several years and have continued to develop a broader range of investment offerings, we are focused on long-term success and we will only pursue those expansion opportunities that are consistent with our operating philosophy. This philosophy requires that:

•
each new investment strategy and offering must provide the potential for attractive risk adjusted returns for clients in these new strategies without negatively affecting return prospects for existing clients;

•	new client segments or distribution sources must value our approach and be willing to appropriately compensate us for our services; and

•	new product offerings and client segments must be consistent with the broad investment mission and not alter the investment-centric nature of our firm’s culture.

By ensuring that each new opportunity is evaluated against these criteria we intend to maintain a disciplined approach to growth for the long-term. For example, we closed our International Equity I strategy to new investments in August 2005, in order to preserve return opportunity in our smaller capitalization investments for existing International Equity I investors. In anticipation of this, we launched our International Equity II strategy in March 2005 with the same focus as our International Equity I strategy except that it does not invest in small-cap companies.

Continue to Focus on Risk Management

As an investment organization, we focus intensely on risk management. We manage risk at multiple levels throughout the organization, including directly by the portfolio manager, at the Chief Investment Officer level, under the Enterprise Risk Management Committee, among a dedicated risk management group and within the legal and compliance department. At the portfolio level, we seek to manage risk daily on a real-time basis with an emphasis on identifying which investments are working, which investments are not, and what factors are influencing performance on both an intended and unintended basis. This approach to managing portfolio-level risk is not designed to avoid taking risks, but to seek to ensure that the risks we choose to take are rewarded with an appropriate premium opportunity for those risks. This approach to managing portfolio-level risk has contributed significantly to our strong relative investment performance and will continue to be an integral component of our investment processes.

Initial Awards. All of our employees (other than the Principals) and all employees of our subsidiaries will receive awards at the time of this offering. The awards will be made in the form of restricted stock and the restrictions will lapse if the employee is employed on the lapse date scheduled to be in February 2010.  However, the restrictions in respect of the restricted stock granted to executive officers (including Messrs Wisher, Williams and Harte) and other members of senior management will lapse 20% of the total award on each of the first five anniversaries of the date of grant, provided the executive continues to be employed through each lapse date. Except as otherwise provided in an employment agreement between the executive and the company, if the executive terminates employment, other than for death, “disability” or a “qualifying termination” (as defined in the restricted stock award agreement), the executive will forfeit all shares of restricted stock for which the restrictions have not yet lapsed. If the executive terminates employment by reason of death, “disability” or a “qualifying termination,” all shares of restricted stock will become free of restrictions. On an ongoing basis, certain employees may receive an award as a component of their discretionary bonus.

Non-employee directors also will be entitled to receive a one-time stock award of $60,000 under the Incentive Plan. This one-time award will be made to each sitting non-employee director at the time of the offering and will be made to each new non-employee director after this offering at the time he or she joins the board.

The table below sets forth these restricted stock grants:

Artio Global Investors Inc. 2009 Stock Incentive Plan
Name and Position	Restricted Shares	Dollar Value(1)
Glen Wisher	~~—~~202,716	$	~~—~~ 4,370,557
Tony Williams	~~—~~202,716	$	~~—~~ 4,370,557
Francis Harte	~~—~~81,086	$	~~—~~ 1,748,214
Executive officers and directors as a group	~~—~~513,868	$	~~—~~ 11,078,994
All other employees	~~—~~1,626,737	$	~~—~~ 35,072,450

(1)
The value of these awards will be based on the market value at the date of grant. The amounts shown in this table reflect a market value per share of $21.56, the midpoint of the price range set forth on the cover of this prospectus.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Common Stock Repurchases

Immediately following this offering, we will use the net proceeds from this offering to repurchase and retire an aggregate of 12.6 million shares of Class C common stock (14.9 million shares of Class C common stock if the underwriters exercise in full their option to purchase additional shares) from our parent, Julius Baer Holding Ltd. and to repurchase, and record as treasury stock, 1.2 million shares of Class A common stock ~~(       shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares)~~ from Richard Pell and 1.2 million shares of Class A common stock ~~(       shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares)~~ from Rudolph-Riad Younes, at a repurchase price per share equal to the public offering price per share of our Class A common stock in this offering, less the ~~amount of certain offering expenses incurred by us~~underwriting discount. See “Use of Proceeds” and “Our Structure and Reorganization”.

Registration Rights Agreement

Effective upon consummation of this offering, we will enter into a registration rights agreement with the Principals and Julius Baer Holding Ltd. pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock issuable upon exchange of their New Class A Units or upon conversion of their Class C common stock, respectively, held or acquired by them. Under the registration rights agreement, the Principals and Julius Baer Holding Ltd. have the right to request us to register the sale of their shares and can also require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the agreement will give the Principals and Julius Baer Holding Ltd. the ability to exercise certain piggyback registration rights in connection with registered offerings requested by any of such holders or initiated by us.

Shareholders Agreements

Julius Baer Holding Ltd. will enter into a shareholders agreement with us under which it will agree that, to the extent it has a vote as holder of the Class C common stock greater than that to which it would be entitled on a one-vote per share basis, it will on all matters vote such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

As long as Julius Baer Holding Ltd. owns shares of our common stock constituting at least 10% of the aggregate number of shares outstanding of our common stock, the agreement will permit it to appoint a member to our board of directors. If Julius Baer Holding Ltd.’s ownership interest in us falls below 10%, it will no longer be entitled to appoint a member of our board of directors but it will be entitled to certain observer rights until the later of the date upon which (i) we cease to use the Julius Baer brand name pursuant to the transition services agreement and (ii) Julius Baer Holding Ltd. ceases to own at least 5% of the number of outstanding shares of our common stock. Mr. Younes will enter into a shareholders agreement with us under which he will be entitled to attend meetings of our board of directors as an observer until the later of the date upon which (i) he ceases to be employed by us and (ii) the restrictions on exchange under the exchange agreement terminate. Mr. Pell will enter into a shareholders agreement with us under which, if he ceases to be a member of our board of directors, he will be entitled to attend meetings of our board of directors as an observer until the date on which the restrictions on exchange under the exchange agreement terminate.

Exchange Agreement

In connection with the closing of this offering, the Principals will enter into an exchange agreement with us under which, from time to time, each Principal (or certain of his permitted transferees) will have the right to exchange his New Class A Units, which represent membership interests in Artio Global Holdings, for shares of Class A common stock of our company on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.  The exchange agreement will permit each Principal to exchange a number of New Class A Units for shares of Class A common stock that we will repurchase in connection with this offering as described under “Use of Proceeds”.  Each Principal will also be permitted to exchange up to all of the New Class A Units that he owns at the time of this offering at any time following the expiration of the underwriters’ lock-up, which generally occurs 180 days after the date of this prospectus, subject to extension as described under “Underwriting”.

Any exchange of New Class A Units will generally be a taxable event for the exchanging Principal.  As a result, each Principal will be permitted to sell shares of Class A common stock in connection with any exchange in an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange.  In addition, each Principal will be permitted to sell up to 20% of the remaining shares of Class A common stock that he owns (calculated assuming all New Class A Units have been exchanged by him) on or after the first anniversary of the pricing of this offering and an additional 20% of such remaining shares of Class A common stock on or after each of the next four anniversaries.  As a Principal exchanges New Class A Units with us, our membership interests in Artio Global Holdings will be correspondingly increased and his corresponding shares of Class B common stock will be cancelled. The restrictions on sales described above will terminate upon the occurrence of (i) any material breach by us of any of the agreements we have with such Principal, after notice and an opportunity to cure, (ii) the conduct by us of any business other than through our operating company or any of our operating company’s subsidiaries, (iii) any change of control (as defined below) or (iv) the dissolution, liquidation or winding up of Artio Global Holdings.  As used in the exchange agreement, the prohibition on “selling” Class A common stock is defined broadly to prohibit a Principal from offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of his shares of Class A common stock or his New Class A Units or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or New Class A Units, whether any such transaction is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.

“Change of control” is defined under the exchange agreement as (A) any person or group, other than the Principals, Julius Baer Holding Ltd. and their permitted transferees (or any group consisting of such persons), (1) is or becomes the beneficial owner, directly or indirectly, of 50% or more of the voting stock of the company or, in the context of a consolidation, merger or other corporate reorganization in which the company is not the surviving entity, 50% or more of the voting stock generally entitled to elect directors of such surviving entity (or in the case of a triangular merger, of the parent entity of such surviving entity), calculated on a fully diluted basis, or (2) has obtained the power (whether or not exercised) to elect a majority of the directors of the company or its successors; (B) the board of directors of our company shall cease to consist of a majority of continuing directors, which is defined as the directors on the date of this offering and subsequently elected directors whose election is approved by the continuing directors; (C) we or our successors, alone or together with the Principals and the permitted transferees of the Principals, cease to own 50% or more of the voting equity interests of Artio Global Holdings; or (D) the sale of all or substantially all the assets of our company or Artio Global Holdings.

The exchange agreement also includes non-solicit and non-competition covenants that preclude each Principal from soliciting our employees or customers and competing with our business generally in the period beginning with the closing of this offering and ending two years after termination of his employment with us. The non-compete and non-solicitation provisions will terminate if a “change of control” or a “potential change of control” occurs and the relevant Principal is terminated by us without cause or resigns with good reason.

A “potential change of control” will deemed to have occurred if: (A) the company enters into an agreement, the consummation of which would result in the occurrence of a change of control; (B) the board of directors of our company adopts a resolution to the effect that a potential change of control has occurred; (C) any person commences a proxy contest, files solicitation material with the SEC, files a Statement on Schedule 13D with the SEC or commences a tender offer or exchange offer for any of the outstanding shares of our company’s stock, and a change of control occurs within nine months following any of such events; or (D) any person commences discussions or negotiations with our company regarding the appointment or nomination of one or more individuals as a director(s) of our company, or commences discussions or negotiations with our company regarding the sale or other disposition of a material product line of our company or of a material portion of our company’s assets, and a change of control occurs as a result of any such event or events within nine months following any such event or events.

Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC

As a result of the reorganization and offering, Artio Global Holdings will operate our business. The form of the operating agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the operating agreement is qualified by reference thereto.

As the sole managing member of Artio Global Holdings, we will have control over all of its affairs and decision making. As such, we, through our officers and directors, will be responsible for all its operational and administrative decisions and the day-to-day management of its business. However, any issuance by Artio Global Holdings of equity interests other than New Class A Units, any amendments to the operating agreement prior to the expiration of all the restrictions in the exchange agreement and any voluntary dissolution will require the consent of all members, including the Principals.

In accordance with the operating agreement, net profits and net losses of Artio Global Holdings will be allocated to its members pro rata in accordance with the respective percentages of their New Class A Units. Accordingly, net profits and net losses will be allocated approximately 75% to us and approximately 12.5% to each of our Principals, after giving effect to the transactions described herein.

The holders of New Class A Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Artio Global Holdings. Net profits and net losses will generally be allocated to its members, including us, pro rata in accordance with the percentages of their respective New Class A Units. The operating agreement will provide for cash distributions to the members of Artio Global Holdings if its allocation of taxable income will give rise to taxable income for such members. The cash distributions to the holders of its New Class A Units for purposes of funding their tax obligations will be calculated at an assumed tax rate. Further, taxable income of Artio Global Holdings for purposes of calculating the cash distributions with respect to the members’ tax obligations will be calculated without regard to any deductions for the interest expense with respect to the indebtedness incurred by it ~~before~~in connection with this offering (or any interest expense in respect of any future indebtedness incurred to repay the principal of such indebtedness existing before this offering, up to the aggregate amount of such indebtedness).

The operating agreement will provide that at any time we issue a share of our Class A common stock, we are entitled to transfer the net proceeds received by us with respect to such share, if any, to Artio Global Holdings and it shall be required to issue to us one New Class A Unit. Conversely, if at any time, any shares of our Class A common stock are redeemed by us for cash, we can cause Artio Global Holdings, immediately prior to such redemption of our Class A common stock, to redeem an equal number of New Class A Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed.

Immediately prior to this offering, we will amend and restate Artio Global Management’s operating agreement in connection with the reorganization transactions and this offering, which will result in the complete acceleration of the unvested portion of the Class B profits interests of the Principals, the elimination of both our obligation to repurchase such interests and the ability of the Principals to put their interests to Artio Global Management and the conversion of Artio Global Management’s multiple-class capital structure into a single new class of membership units.

Tax Receivable Agreement

Pursuant to the exchange agreement described above, from time to time we may be required to acquire New Class A Units from the Principals in exchange for shares of our Class A common stock and the cancellation of a corresponding number of shares of our Class B common stock held by the Principals. Artio Global Holdings intends to have an election under Section 754 of the Internal Revenue Code of 1986, as amended, in effect for each taxable year in which such an exchange occurs, pursuant to which the exchange is expected to result in an increase in the tax basis of tangible and intangible assets of Artio Global Holdings with respect to such New Class A Units acquired by us in the exchange. This increase in tax basis is likely to increase (for tax purposes) depreciation and amortization allocable to us from Artio Global Holdings and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent increased tax basis is allocated to those capital assets.

We will enter into a tax receivable agreement with the Principals requiring us to pay to each of them 85% of the amount of the reduction in tax payments, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize upon an early termination of the tax receivable agreement or a change of control, both discussed below) as a result of the increases in tax basis created by each Principal’s exchanges described above. For purposes of the tax receivable agreement, reduction in tax payments will be computed by comparing our actual income tax liability to the amount of such taxes that we would otherwise have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of Artio Global Holdings. The term of the tax receivable agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement early. If we exercise our right to terminate the tax receivable agreement early, we will be obligated to make an early termination payment to the Principals, or their transferees, based upon the net present value (based upon certain assumptions and deemed events set forth in the tax receivable agreement, including the assumption that we would have enough taxable income in the future to fully utilize the tax benefit resulting from any increased tax basis that results from an exchange and that any New Class A Units that the Principals or their transferees own on the termination date are deemed to be exchanged on the termination date) of all payments that would be required to be paid by us under the tax receivable agreement. If certain change of control events were to occur, we would be obligated to make payments to the Principals using certain assumptions and deemed events similar to those used to calculate an early termination payment.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of an exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable.

We expect that, as a result of the size and increases in the tax basis of the tangible and intangible assets of Artio Global Holdings attributable to the exchanged New Class A Units, and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased tax basis, future payments under the tax receivable agreement will be substantial, and based on the assumptions discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” would be $233.9 million over a 15-year period. The payments under the tax receivable agreement are not conditioned on the Principals maintaining an ownership interest in us. Payments under the tax receivable agreement will give rise to additional tax benefits and therefore to additional potential payments under the tax receivable agreement. In addition, the tax receivable agreement will provide for interest accrued from the due date (without extensions) of the corresponding tax return to the date of payment under the agreement.

Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement if such basis increase is successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of our cash tax savings.

Transition Services Agreement

In connection with this offering, we will enter into a transition services agreement with our parent, Julius Baer Holding Ltd., pursuant to which Julius Baer Holding Ltd. will provide us with certain services in connection with the operation of our business, principally including the continued use of the “Julius Baer” brand in a limited form and for a transitional period of up to one year following this offering.

Other Interested Party Transactions

We and our subsidiaries engage in transactions with affiliates as part of our business. Compensation for, and expenses of, these transactions are governed by agreements between the parties.

We earned revenue from advising our SEC registered mutual funds which are currently marketed using the Artio Global brand. Amounts earned from such activity, which are reported in investment management fees, are as follows:

Three months ended March 31, 2009	$35.7 million
Year ended December 31, 2008	$253.9 million
Year ended December 31, 2007	$278.7 million
Year ended December 31, 2006	$190.0 million

We earned revenue advising or sub-advising funds for affiliates. The affiliates whom we sub-advise include Bank Julius Baer & Co. Ltd. as well as GAM International Management Limited.

Amounts earned from sub-advising, which are reported in investment management fees, are as follows:

Three months ended March 31, 2009	$0.9 million
Year ended December 31, 2008	$5.8 million

Year ended December 31, 2007	$6.0 million
Year ended December 31, 2006	$4.3 million

We held investments in Artio Global registered investment companies (pursuant to which certain of our employees had the choice of investing their deferred bonuses) totaling $6.0 million, $5.9 million and $4.8 million as of March 31, 2009, December 31, 2008 and 2007, respectively. Unrealized losses on the investments totaled $0.1 million and realized losses on the investments totaled $0.1 million for the three months ended March 31, 2009. Unrealized losses on the investments totaled $2.7 million and realized losses totaled $0.2 million for the year ended December 31, 2008. Unrealized gains on investments totaled $0.5 million for the year ended December 31, 2007.

We allocated nil and $4.7 million for the years ended December 31, 2008 and 2007, respectively, to affiliates for both direct and indirect expenses of occupancy (including rent and depreciation), information technology and support system costs (including depreciation), administration and management under the terms of service level agreements entered into with such affiliates. The affiliates include Julius Baer Financial Markets LLC and GAM USA Inc., both of which are 100% owned by Julius Baer Holding Ltd. There were no allocated expenses for the year ended December 31, 2008 and the three months ended March 31, 2009.

We paid Julius Baer Holding Ltd. $~~2.2~~0.8 million, $6.4 million and $7.3 million in fees for the three months ended March 31, 2009 and years ended December 31, 2008 and 2007, respectively, for management and licensing under the terms of a service level agreement entered into with Julius Baer Holding Ltd. Following this offering, we will no longer pay these license and management fees to Julius Baer Holding Ltd. but may pay fees to them under the transition services agreement for up to one year.

In January 2006, we purchased certain fixed assets from Bank Julius Baer & Co. Ltd. for $9.2 million at net book value. Additionally, effective January 2006, the administrative and support personnel who supported us were transferred from Bank Julius Baer & Co. Ltd. to us. Further, effective January 2006, Bank Julius Baer & Co. Ltd. also assigned to us the lease for our office space as well as other contracts relating to such lease.

In December 2005 the foreign exchange activities of an affiliate were transferred to us. This activity was conducted in Julius Baer Financial Markets LLC, which was our wholly owned subsidiary. Julius Baer Financial Markets LLC, which was distributed at book value to Julius Baer Holding Ltd. as of December 1, 2007, is no longer our subsidiary and is therefore shown in discontinued operations of our consolidated financial statements.

During 2006 certain investment management agreements relating to our legacy alternative fund-of-fund business were terminated for no consideration. In conjunction with such termination, a subsidiary of Julius Baer Holding Ltd. entered into replacement investment management agreements with certain of the parties to the agreements. The financial results relating to our legacy alternative fund-of-fund business are included within continuing operations as this business did not meet the criteria for discontinued operations treatment.

Statement Regarding Transactions with Affiliates

Upon the completion of this offering, we will adopt a policy regarding the approval of any transaction or series of transactions in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is required to be disclosed under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts about the transaction. The general counsel will then assess and promptly communicate that information to the Nominating and Corporate Governance Committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, this board committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to this board committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock for:

•	each person who is known by us to beneficially own more than 5% of any class of our outstanding shares;

•	each of our named executive officers;

•	each of our directors and director nominees; and

•	all of our executive officers, directors and director nominees as a group.

The number of shares of common stock outstanding and percentage of beneficial ownership before this offering set forth below is based on the number of shares of common stock outstanding immediately prior to the consummation of this offering after giving effect to the reorganization transactions discussed in “Our Structure and Reorganization”. The number of shares of our Class A common stock outstanding and percentage of beneficial ownership after this offering set forth below is based on the number of shares of our Class A common stock outstanding after this offering, assuming that all New Class A Units held by the Principals and Class C common stock held by Julius Baer Holding Ltd. outstanding after giving effect to the transactions described under “Our Structure and Reorganization”, are exchanged for or converted into shares of our Class A common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each of our principal stockholders is c/o Artio Global Investors Inc., 330 Madison Ave., New York, NY 10017.

Name of Beneficial Owner	No. of Shares Before Offering	% of Combined ~~Voting Power~~ Before Offering	No. of Shares After Offering	% of Combined Voting Power After Offering	% of Combined Voting Power After Offering, Including Full Option Exercise
Richard Pell	9,000,000	15.0	7,800,000	12.5	12.5
Rudolph-Riad Younes	9,000,000	15.0	7,800,000	12.5	12.5
Glen Wisher	—	—	202,716	*	*
Tony Williams	—	—	202,716	*	*
Francis Harte	—	—	81,086	*	*
Duane Kullberg	—	—	2,783	*	*
Elizabeth Buse	—	—	2,783	*	*
Francis Ledwidge	—	—	2,783	*	*
Directors, director nominees (including one director nominee to be determined) and executive officers as a group (~~9~~10 persons)	18,000,000	30.0	16,113,868	25.9
Julius Baer Holding Ltd.	42,000,000	70.0	29,400,000	47.3	43.7

* less than 1%

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law. This description assumes the effectiveness of our amended and restated certificate of incorporation and bylaws, which will take effect immediately prior to the consummation of this offering. Under our amended and restated certificate of incorporation, the purpose of our company is to engage in any lawful act for which corporations may be organized under the Delaware General Corporation Law.

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.001 per share, 18,000,000 shares of Class B common stock, par value $0.001 per share, and 210,000,000 shares of Class C common stock, par value $0.01 per share~~,~~                 and            shares of preferred stock. The issuance of Class A common stock in connection with this offering was authorized by resolutions of the Board of Directors on            , 2009, and resolutions of the Pricing Committee of the Board of Directors on           , 2009.

Common Stock

Class A Common Stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Any dividend paid in respect of our Class A common stock must also be paid in respect of our Class C common stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and Class C common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Subject to the transfer restrictions set forth in the operating agreement, the Principals may exchange their New Class A Units with us for shares of Class A common stock on a one-for-one basis, subject to certain limitations and customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon any such exchange, a corresponding number of shares of Class B common stock will be automatically cancelled. See “Relationships and Related Party Transactions—Exchange Agreement”.

Class B Common Stock

Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Principals will be the holders of all shares of Class B common stock.

Holders of our Class B common stock will not have any right to receive dividends (other than dividends consisting of shares of our Class B common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.

Class C Common Stock

Holders of our Class C common stock are entitled to an aggregate vote on all matters submitted to a vote of stockholders equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Julius Baer Holding Ltd. will be the holder of all shares of Class C common stock and will enter into a shareholders agreement with us under which it will agree that, to the extent it has a vote as holder of the Class C common stock greater than that which it would be entitled to on a one-vote per share basis, it will on all matters vote such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock. See “Relationships and Related Party Transactions—Shareholders Agreement”.

Holders of our Class C common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Any dividend paid in respect of our Class C common stock must also be paid in respect of our Class A common stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and Class C common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class C common stock do not have preemptive, subscription or redemption rights. If Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries, such shares will automatically convert into shares of Class A common stock. In addition, on the second anniversary of this offering, the Class C common stock will automatically convert on a one-for-one basis into Class A common stock.

Voting

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock, Class B common stock and Class C common stock present in person or represented by proxy, voting together as a single class. However, as set forth below under “Amendments to our Governing Documents”, certain material amendments to the amended and restated certificate of incorporation must be approved by at least 66 2/3% of the combined voting power of all of our outstanding capital stock entitled to vote in the election of our board, voting together as a single class. In addition, amendments to the amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock or Class C common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock shall be approved upon the affirmative vote of the holders of a majority of the shares of Class A common stock, Class B common stock and Class C common stock, voting together as a single class.

No shares of any class of common stock will be subject to redemption or will have preemptive rights to purchase additional shares of any class of common stock. Upon consummation of this offering, all the outstanding shares of common stock will be legally issued, fully paid and nonassessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders may believe is in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunities and Transactions with Julius Baer Holding Ltd.

In recognition that directors, officers and employees of Julius Baer Holding Ltd. and its subsidiaries may serve as our directors and/or officers, and that Julius Baer Holding Ltd. may acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or clients of ours, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and Julius Baer Holding Ltd. As set forth in our amended and restated certificate of incorporation, neither Julius Baer Holding Ltd. nor any of its subsidiaries, nor any director, officer or employee of Julius Baer Holding Ltd. or any of its subsidiaries has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. If Julius Baer Holding Ltd. acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity and Julius Baer Holding Ltd. will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a director, officer or employee of Julius Baer Holding Ltd. or any of its subsidiaries acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and Julius Baer Holding Ltd., we will not have any expectancy in such corporate opportunity unless such corporate opportunity is offered to such person in his or her capacity as a director or officer of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limits on Written Consents

Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of our Class B common stock or Class C common stock in connection with actions that require their vote as a separate class of any series of preferred stock.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the board of directors, the Chairman of the Board or our Chief Executive Officer, subject to the rights of the holders of any series of preferred stock.

Amendments to our Governing Documents

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent, special meetings and the corporate opportunities limitation) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board. Any amendment to our bylaws requires the approval of either a majority of our board of directors or holders of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the election of our board.

Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC

As a holding company we will depend upon distributions from Artio Global Holdings to fund all distributions. For a description of the material terms of the Amended and Restated Limited Liability Company Agreement of Artio

Global Holdings, see “Relationships and Related Party Transactions—Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC”.

Listing

We intend to apply to list our Class A common stock on the NYSE under the symbol “ART”.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is               .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 15,000,000 shares of Class A common stock outstanding, excluding the 2.1 million shares of restricted stock that we expect to grant to our directors and employees (other than our Principals) in connection with this offering and 2.4 million shares issued but held as treasury stock. Pursuant to the terms of the exchange agreement, the Principals may from time to time exchange their New Class A Units for shares of our Class A common stock on a one-for-one basis. Immediately following ~~the reorganization transactions and~~ this offering and giving effect to the application of net proceeds ~~from this offering~~thereof, the Principals will each beneficially own 7,800,000 New Class A Units, all of which will be exchangeable for shares of our Class A common stock subject to certain limits. See “Relationships and Related Party Transactions—Exchange Agreement”. In addition, upon any transfer of shares of Class C common stock by Julius Baer Holding Ltd. (other than to one of its subsidiaries), such shares will automatically be converted into shares of Class A common stock. Immediately following this offering and giving effect to the application of net proceeds thereof, Julius Baer Holding Ltd. will own 29,400,000 shares of Class C common stock.

Of the shares of common stock outstanding following this offering, 15,000,000 shares of Class A common stock (or 17,250,000 shares of Class A common stock if the underwriters exercise their option to purchase additional shares) sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock held by our “affiliates”, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining 47,140,605 shares of Class A common stock (or Class B common stock or Class C common stock that may be exchanged for or converted into shares of Class A common stock) are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
15,000,000	On the date of this prospectus.
47,140,605	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).(1)
~~At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).~~

(1)   Includes 7.8 million shares that each of the Principals would hold if they exchanged all of their New Class A Units for shares of Class A common stock. These shares are subject to additional contractual restrictions on transfer as described in “Relationships and Related Party Transactions—Exchange Agreement”.

Effective upon consummation of this offering, we will enter into a registration rights agreement with Julius Baer Holding Ltd. and the Principals that would require us to register under the Securities Act these shares of Class A common stock. See “—Registration Rights Agreement” and “Relationships and Related Party Transactions—Registration Rights Agreement”.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, our affiliates who own shares for at least six months or own shares purchased in the open market, are entitled to sell these shares as follows.

Within any three-month period, each person may sell a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 150,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 by affiliates will also be subject to manner of sale provisions, notice requirements and the availability of current public information about us.

A person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least six months previously, would, beginning 90 days after this offering, also be entitled to sell shares under Rule 144. Such sales would be permitted without regard to the volume limitations, manner of sale provisions or notice requirements described above and, after one year, without any limits, including the public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Equity Awards

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of our Class A common stock issued and issuable pursuant to the Artio Global Investors Inc. 2009 Stock Incentive Plan. Shares of our Class A common stock           registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described under “Management—Artio Global Investors Inc. 2009 Stock Incentive Plan”.

Registration Rights Agreement

Effective upon consummation of this offering, we will enter into a registration rights agreement with the Principals and Julius Baer Holding Ltd. pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock issuable upon exchange of their New Class A Units or upon conversion of their Class C common stock, respectively. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply. See “Relationships and Related Party Transactions—Registration Rights Agreement”.

UNDERWRITING

Artio Global Investors Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is acting as sole book-running manager of this offering and is acting as the representative of the underwriters.

Underwriters	Number of Shares of Class A Common Stock
Goldman, Sachs & Co

Total	15,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,250,000 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Artio Global Investors Inc. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Artio Global Investors Inc. and its officers, directors and parent have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. This agreement does not apply to any existing employee benefit plans and is subject to certain exceptions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Artio Global Investors Inc. issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Artio Global Investors Inc. announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated between Artio Global Investors Inc. and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Artio Global Investors Inc.’s historical performance, estimates of the business potential and earnings prospects of Artio Global Investors Inc., an assessment of Artio Global Investors Inc.’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Artio Global Investors Inc. will apply to list the Class A common stock on the New York Stock Exchange under the symbol “ART”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Artio Global Investors Inc. in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of Artio Global Investors Inc.’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)    in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)     it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $         .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Artio Global Investors Inc. and its affiliates, including Julius Baer Holding Ltd., for which they received or will receive customary fees and expenses.

When the transaction referred to in Note 16 of the Notes to the Financial Statements has been consummated, the auditors will be in a position to render the following report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Artio Global Investors Inc.:

We have audited the accompanying consolidated statements of financial position of Artio Global Investors Inc. and Subsidiaries (formerly known as Julius Baer Americas Inc. and Subsidiaries) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder’s equity and other comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Artio Global Investors Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

~~(signed) KPMG LLP~~

City, State
~~New York, New York~~
February 27, ~~2009~~2009, except as to Note 16, which is as of

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Consolidated Statements of Financial Position

	December 31, 2007		December 31, 2008
ASSETS

Cash and cash equivalents		$133,447,100	$86,563,000
Marketable securities, at fair value (Note 5)		47,465,900	71,329,500
Fees receivable and accrued fees (Note 4)		87,377,500	54,799,100
Due from affiliates (Note 4)		4,075,500	4,400
Deferred taxes, net		71,182,400	92,702,300
Property and equipment, net		9,252,800	9,833,200
Other assets		2,553,500	4,244,100
Total assets		$355,354,700	$319,475,600

LIABILITIES AND STOCKHOLDER’S EQUITY

Accrued compensation and benefits		$245,245,400	$268,924,700
Accounts payable and accrued expenses		14,223,000	9,372,400
Due to affiliates (Note 4)		95,000	1,311,400
Accrued income taxes payable		3,789,600	1,238,600
Other liabilities		2,907,900	5,383,400
Total liabilities		$266,260,900	$286,230,500

Commitments and contingencies (Notes 9 and 10)

Common Stock ~~– $100 stated value;~~:
~~20,000 shares~~Class A common stock, $0.001 par value per share, none authorized~~,~~ and outstanding (Note 16)		$—	$—
Class B common stock, $0.001 par value per share, none authorized and outstanding (Note 16)		—	—
~~4,000~~Class C common stock, $0.01 par value per share, 210,000,000 shares authorized and 42,000,000 shares issued and outstanding (Note 16)	~~$~~	~~400,000~~420,000	~~$ 400,000~~420,000
Additional paid-in capital (Note 16)		~~17,950,000~~17,930,000	~~17,950,000~~17,930,000
Retained earnings (Note 16)		70,420,000	14,895,100
Accumulated other comprehensive income, net of tax		323,800	─
Total stockholder’s equity		89,093,800	33,245,100
Total liabilities and stockholder’s equity		$355,354,700	$319,475,600

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Consolidated Statements of Income

	For the years ended December 31,
	2006		2007		2008
Revenues:
Investment management fees		$300,432,600		$445,558,400		$425,002,600
Net (losses) on securities held for deferred compensation	─		─			(2,856,500)
Foreign currency gains (losses)	─			185,900		(100,600)
Total revenues		300,432,600		445,744,300		422,045,500

Expenses:
Employee compensation and benefits
Salaries, incentive compensation and benefits		69,677,000		92,276,900		92,487,100
Allocation of Class B profits interests		53,410,100		83,512,300		76,073,800
Change in redemption value of Class B profits interests		46,932,000		76,843,900		54,557,400
Total Employee compensation and benefits		170,019,100		252,633,100		223,118,300
~~Distribution~~Shareholder servicing and marketing		20,133,900		25,356,300		23,369,100
General and administrative		31,510,000		50,001,500		62,833,100
Total expenses		221,663,000		327,990,900		309,320,500
Operating income before income tax expense		78,769,600		117,753,400		112,725,000
Non-operating income:
Interest income		2,990,700		6,930,400		2,947,900
Net gains on marketable securities		289,500		81,800		252,100
Other income (loss)		7,600		21,400		(18,600)
Total non-operating income		3,287,800		7,033,600		3,181,400
Income from continuing operations before income tax expense		82,057,400		124,787,000		115,906,400
Income taxes related to income from continuing operations		38,514,200		58,417,400		54,755,100
Income from continuing operations, net of taxes		43,543,200		66,369,600		61,151,300
Income from discontinued operations, net of taxes		1,230,700		1,616,200	─
Net income		$44,773,900		$67,985,800		$61,151,300

~~Earnings~~Net income per share, basic and diluted:
Net income (Note 16)	$	~~11,193~~1.07	$	~~16,996~~1.62	$	~~15,288~~1.46
Income from continuing operations, net of taxes (Note 16)	$	~~10,886~~1.04	$	~~16,592~~1.58	$	~~15,288~~1.46
Income from discontinued operations, net of taxes (Note 16)	$	~~307~~0.03	$	~~404~~0.04	$	─
~~Common shares outstanding~~Weighted average Class C common shares used in basic and diluted net income per share(Note 16)		~~4,000~~42,000,000		~~4,000~~42,000,000		~~4,000~~42,000,000

Pro forma impact of distributions (Note 16)						$(0.34)

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Consolidated Statements of Stockholder’s Equity and Other Comprehensive Income

	Number of Common Shares Outstanding (Note 16)	Common Stock (Note 16)	Additional Paid-in Capital (Note 16)	Retained Earnings		Accumulated Other Comprehensive Income	Stockholder~~’~~’s Equity
Balance at December 31, 2005	~~4,000~~42,000,000	$ ~~400,000~~420,000	$ ~~17,950,000~~17,930,000	$17,760,300	$	─	$36,110,300
Net income	─	─	─	44,773,900		─	44,773,900
Balance at December 31, 2006	~~4,000~~42,000,000	~~400,000~~420,000	~~17,950,000~~17,930,000	62,534,200		─	80,884,200
Net income	─	─	─	67,985,800		─	67,985,800

Other comprehensive income
Unrealized gains on available for sale securities	─	─	─	─		632,100	632,100
Income taxes	─	─	─	─		(308,300)	(308,300)
Total Other comprehensive income	─	─	─	─		323,800	323,800

Dividends paid ($~~15,025~~1.43 per share)	─	─	─	(60,100,000)		─	(60,100,000)
Balance at December 31, 2007	~~4,000~~42,000,000	~~400,000~~420,000	~~17,950,000~~17,930,000	70,420,000		323,800	89,093,800
Cumulative effect of adoption of SFAS 159	─	─	─	323,800		(323,800)	─
Balance at January 1, 2008	~~4,000~~42,000,000	~~400,000~~420,000	~~17,950,000~~17,930,000	70,743,800		─	89,093,800
Net income	─	─	─	61,151,300		~~─~~	61,151,300
Dividends ($~~29,250~~2.79 per share)	─	─	─	(117,000,000)		~~─~~	(117,000,000)
Balance at December 31, 2008	~~4,000~~42,000,000	$ ~~400,000~~420,000	$ ~~17,950,000~~17,930,000	$14,895,100	~~$~~	~~─~~	$33,245,100

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Consolidated Statements of Cash Flows

	For the years ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income	$44,773,900	$67,985,800	$61,151,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,741,100	1,925,400	2,904,100
Deferred compensation	49,695,700	80,433,700	57,001,400
Deferred income taxes	(22,167,100)	(35,509,400)	(21,519,900)
Interest accrued on marketable securities and accretion and amortization of bonds	─	(1,304,800)	(60,200)
(Gains)/losses on marketable securities and securities held for deferred compensation	─	(81,800)	2,604,400
(Increase) decrease in:
Marketable securities	(33,053,600)	─	─
Fees receivable and accrued fees	(20,282,700)	(31,851,300)	32,578,400
Due from affiliates	(2,123,200)	(1,526,800)	4,071,100
Other assets	(1,254,400)	(348,900)	(1,690,600)
Increase (decrease) in:
Accrued compensation and benefits	19,511,100	26,724,600	(33,322,100)
Accounts payable and accrued expenses	5,019,400	3,336,700	(4,750,000)
Due to affiliates	4,923,000	(5,615,700)	1,216,400
Accrued income taxes payable	182,500	522,200	(2,551,000)
Other liabilities	3,327,500	(412,900)	2,475,500
Cash flows provided by (used in) operating activities – discontinued operations	(5,792,300)	7,938,500	─
Total adjustments	727,000	44,229,500	38,957,500
Net cash provided by operating activities	45,500,900	112,215,300	100,108,800
Cash flows from investing activities:
Purchase of marketable securities and securities held for deferred compensation	─	(199,936,400)	(120,807,400)
Proceeds from sales or maturities of marketable securities and securities held for deferred compensation	─	221,931,300	94,399,600
Purchase of fixed assets from affiliate	(9,170,800)	─	─
Purchase of fixed assets	(2,753,600)	(2,003,900)	(3,484,500)
Net cash provided by (used in) investing activities	(11,924,400)	19,991,000	(29,892,300)
Cash flows from financing activities:
Dividends paid	─	(60,000,000)	(117,000,000)
Net cash used in financing activities	─	(60,000,000)	(117,000,000)
Effect of exchange rates on cash	─	185,900	(100,600)
Net increase (decrease) in cash and cash equivalents	33,576,500	72,392,200	(46,884,100)
Cash and cash equivalents:
Beginning of period	27,478,400	61,054,900	133,447,100
End of period	$61,054,900	$133,447,100	$86,563,000

Cash paid during period for:
Income taxes, net of refunds	$61,693,100	$94,783,300	$80,109,600
Supplementary information:
Non-cash transaction ~~–~~– Distribution of JBFM to parent	$ ─	$100,000	$ ─

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Notes to Consolidated Financial Statements

Note 1 Organization and Description of Business

Artio Global Investors Inc. (formerly known as Julius Baer Americas Inc.) (“Investors”) and Subsidiaries (the “Company”) comprises Investors and its three subsidiaries, Artio Global Management LLC (formerly known as Julius Baer Investment Management LLC) (“Management LLC”), a registered investment adviser under the Investment Advisers Act of 1940; Artio Capital Management LLC (formerly known as JB Private Equity Partners LLC), a private equity adviser; and Artio Global Holdings LLC (formerly known as JB Americas Holdings LLC) (“Holdings”), an intermediate holding company. Investors is a wholly owned subsidiary of Julius Baer Holding Ltd., a Swiss corporation (the “Parent”).

Management LLC is the primary operating entity of the Company and an asset manager based in the United States that provides investment management services to institutional and retail clients. It manages and advises the Artio Global Funds (formerly known as the Julius Baer Investment Funds) (the “Funds”), which are U.S. registered investment companies; commingled institutional investment vehicles; separate accounts; and sub-advisory accounts. The Company’s assets under management are invested primarily outside the United States.

Discontinued Operations

Investors was previously a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers. It executed and cleared securities transactions for its customers, including the customers of Bank Julius Baer—New York Branch (the “Branch”), through March 31, 2005. In June 2006, Investors withdrew its broker-dealer registration and discontinued its brokerage-related operations.

Julius Baer Financial Markets LLC (“JBFM”) was a subsidiary of the Company through November 2007. It introduced domestic foreign exchange trades to an affiliate, Bank Julius Baer & Co. Ltd. (the “Bank”). In December 2007, JBFM was distributed to the Parent as a non-cash dividend.

The results of the regulated brokerage and foreign exchange operations of the Company as described above have been recast as discontinued operations in these Consolidated Financial Statements and are further discussed in Note 3.

Initial Public Offering

In February 2008, Investors filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock. If consummated, this offering will result in the Parent selling some or all of its ownership interests in Investors, and the Chief Executive Officer and the Head of International Equity (the “Principals”), who currently own Class B profits interests in Management LLC, owning equity stakes in Holdings and voting (non-economic) shares in Investors.

Note 2 Summary of Significant Accounting Principles

(a) Basis of Preparation

The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including contingent liabilities), revenues, and expenses at the date of the Consolidated Financial Statements. Actual results could differ from those estimates and may have a material effect on the Consolidated Financial Statements.

Prior years’ Consolidated Statements of Income have been conformed to the current year’s presentation. Employee compensation and benefits has been disaggregated to disclose separately the allocation of Class B profits interests and changes in redemption value of the Class B profits interests. General and administrative expenses have been aggregated.

(b) Consolidation

The Consolidated Financial Statements include the accounts of Investors and its subsidiaries. Amounts related to JBFM and the broker-dealer operations are also included in the Consolidated Financial Statements and are presented as discontinued operations in the appropriate reporting periods. All material inter-company balances have been eliminated in consolidation.

The Company also evaluates for consolidation the investment vehicles through which it provides its investment management services. Consolidation is required if the Company holds a controlling financial interest in the investment vehicle as defined by U.S. GAAP. The Company’s assessment for consolidation occurs at the inception date of the investment vehicle. The conclusion is reassessed only when certain events take place, as prescribed by U.S. GAAP.

Following is an overview of the framework used by the Company to evaluate whether it has a controlling financial interest in the investment vehicles:

•
Variable interest entities (“VIEs”) – A VIE is defined as an entity which, by design, lacks sufficient equity at risk to finance its activities without additional subordinated financial support, and where equity holders lack any of three characteristics of owning a controlling financial interest. The party that absorbs a majority of expected losses or receives a majority of expected residual returns is the primary beneficiary and is required to consolidate the VIE.

•
Voting interest entities – For vehicles determined to not be VIEs, consolidation is required if the Company holds a controlling financial interest of more than fifty percent. The general partner or managing member of a limited partnership or limited liability company is presumed to have the controlling financial interest. Consolidation is required by the general partner or managing member unless the presumption of control is overcome by providing certain rights to the limited partners or non-managing members.

At December 31, 2007 and 2008, the Company did not consolidate any of the investment vehicles, for the following reasons:

•	The Funds are considered voting interest entities but are controlled by their independent Boards of Directors or Trustees.

•	Certain of the commingled investment vehicles are trusts and are considered VIEs. The Company is not the primary beneficiary of these trusts.

•
Other investment vehicles are membership organizations and are considered voting interest entities. Although the Company’s interests in these vehicles are nominal and do not meet the ownership threshold for consolidation, the Company is the managing member of these organizations. The operating agreements of the organizations each provides to its unaffiliated non-managing members substantive rights to remove the Company as managing member. As a result, the Company does not have a controlling financial interest in these organizations.

(c) Cash and Cash Equivalents

The Company classifies as cash equivalents money market and other highly liquid instruments with remaining maturities of less than three months at acquisition.

(d) Marketable Securities

Marketable securities are carried at fair value. In 2007, Marketable securities were classified as available for sale and unrealized changes in fair value were recognized in Accumulated other comprehensive income. In 2006, Marketable securities were classified as trading and were carried at fair value.

In 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also provides guidance on the use of certain valuation techniques to arrive at fair value and creates a fair value hierarchy based upon the transparency of inputs used in the valuation of the asset or liability.

In 2008, the Company also adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to measure financial instruments and certain other items at fair value. In most cases, companies are able to make an instrument by instrument election. The Company elected to carry at fair value investments made to achieve certain stated investment objectives. The Company’s reasons for electing the fair value option are as follows:

•
The Company invests its excess cash for current yield, not for capital gains. As such, the Company believes that recognizing realized and unrealized gains or losses in the Statement of Income better reflects the returns on these investments. Gains and losses on such Marketable Securities, together with related interest income, accretion and amortization, are reported in Non-operating income.

•
The Company invests certain unvested deferred bonuses due employees in the Funds. As these bonuses vest, the principal and any gains or losses are reflected as liabilities in the Consolidated Statement of Financial Position. The Company believes that recognizing unrealized gains or losses on these investments in income is likely, in most cases, to better match income with the related expense. As the expenses are reported in Employee compensation and benefits expense, the realized and unrealized gains or losses on these securities are reported in Gains (losses) on securities held for deferred compensation.

Realized gains and losses are computed on a specific identification basis. Interest income is recognized as earned. Discounts and premiums are amortized over the term of the security.

(e) Property and Equipment

Property and equipment are carried at cost. The Company expenses depreciation of property and equipment based on the estimated useful lives of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the remaining term of the lease. Internal-use software that qualifies for capitalization is capitalized and subsequently amortized over the estimated useful life of the software, generally three years.

(f) Investment Management Fees

Investment management fees are recognized as earned. They are computed as a percentage of the fair value of assets under management and accrued monthly. Fees vary significantly, from under ten basis points for certain cash and fixed income mandates to over one hundred basis points for certain asset classes. Fees on registered investment companies are computed and billed monthly as a percentage of average daily fair value of the assets of the Funds. Fees on other vehicles and on separate accounts are computed and billed in accordance with the provisions of the applicable investment management agreements.

The investment management agreements for a small number of accounts provide for performance fees. Performance fees, if earned, are recognized on the contractually determined measurement date.

(g) Foreign Currency Transactions

The Company maintains foreign currency cash balances for disbursing funds. These accounts are translated to the Company’s functional currency (U.S. dollars) at rates prevailing at the reporting date. Transactions in foreign currency are translated at average rates during the reporting period. Gains and losses arising from translation of transactions are recognized in revenues in the Consolidated Statement of Income.

(h) Compensation Plans

Certain employees of the Company participate in deferred compensation plans. Deferred compensation expense is recognized using a straight-line method over the vesting period. Assets of funded deferred bonus plans are invested in the Funds, and are included in Marketable securities at fair value. Realized and unrealized gains and losses related to these assets are recognized in Net gains (losses) on securities held for deferred compensation in 2008. Unrealized gains were reported in Accumulated other comprehensive income in 2007.

The Principals have a Class B profits interest in Management LLC which entitles them to a combined 30% of profits, as well as a combined 30% of the increase in the value of the business, as defined in Management LLC’s operating agreement. The allocation of the profits associated with this plan is expensed on an accrual basis. The Company records the obligation associated with these profits interests as a liability at fair value.

(i) Retirement Plans

The Company sponsors two non-contributory defined contribution retirement plans for employees (the “Non-Contributory Plans”), as well as a 401(k) plan. The Non-Contributory Plans include a qualified and non-qualified plan. Company contributions to the Non-Contributory Plans are based on employees’ eligible compensation.

The Company’s contributions to the Non-Contributory Plans are accrued over the period of employees’ active service. Forfeitures from employees who leave the Company prior to completion of the vesting period are used to reduce the Company’s contribution. The Non-Contributory Plans do not require contributions after the employees’ active service has ended.

(j) License and Management Fees

The Company pays the Parent fees for management and licensing of its brand name under the terms of a service level agreement. Fees are accrued based on the terms of the agreement and are recognized as a component of General and administrative expenses. The Parent reduced the licensing fee during 2008 as a result of the Company’s rebranding of its products.

(k) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company accounts for uncertainty in income tax positions by recognizing in its Consolidated Financial Statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

Interest and penalties relating to tax liabilities are recognized on actual tax liabilities and exposure items. Interest is accrued according to the provisions of the relevant tax law and is reported as interest expense. Penalties are accrued when the Company expects to take the related position in its tax return and are reported as General and administrative expenses.

(l) Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. As there are no common stock equivalents, diluted earnings per share are equivalent to basic earnings per share.

(m) Discontinued Operations

The Company reflects revenues and expenses (including income tax expense) and cash flows of discontinued operations separately in the Consolidated Statements of Income and Cash Flows for the years ended December 31, 2006 and 2007. Income taxes are allocated to discontinued operations based on the Company’s consolidated effective tax rate, adjusted for any material tax attributes related solely to the discontinued operation. The Company’s taxes are filed on a consolidated basis. Tax liabilities of discontinued operations are not separately identifiable and all material deferred tax benefits relate to continuing operations.

Note 3 Discontinued Operations

Investors withdrew its broker-dealer registration during 2006 after determining that it no longer would receive benefits from the registration in excess of the costs incurred in maintaining it. Accordingly, the results of the broker-dealer operations have been classified as discontinued operations.

In December, 2007, the foreign exchange operations of JBFM were distributed to the Parent. There was no gain or loss on the distribution. Assets and liabilities of JBFM were distributed at their carrying amounts, with the net asset of $100,000 being reflected as a non-cash dividend. The foreign exchange operations of JBFM are classified as discontinued operations for the years ended December 31, 2006 and 2007. JBFM’s revenues were derived from providing services to the Bank, for which it was compensated under the terms of a transfer pricing agreement.

Summary financial information relating to discontinued operations follows. There were no discontinued operations in 2008.

Income Statement

	For the years ended December 31,
	2006	2007
Revenues:
Broker-dealer	$7,101,100	$ ─
Foreign exchange	9,443,500	8,694,800
Total revenues	16,544,600	8,694,800
Expenses:
Employee compensation and benefits
Broker-dealer	1,696,400	─
Foreign exchange	5,052,900	3,699,400
Total Employee compensation and benefits	6,749,300	3,699,400
General and administrative
Broker-dealer	4,805,000	─
Foreign exchange	2,565,400	2,000,500
Total General and administrative	7,370,400	2,000,500
Total expenses	14,119,700	5,699,900
Income before income taxes	2,424,900	2,994,900
Income tax expense	1,194,200	1,378,700
Income from discontinued operations, net of tax	$1,230,700	$1,616,200

Cash Flows

	For the years ended December 31,
	2006	2007
Net cash provided by (used in) discontinued operations:
Broker-dealer	$1,837,000	$1,025,500
Foreign exchange	(7,629,900)	6,913,000
	$(5,792,300)	$7,938,500

Note 4 Related Party Activities

The Company engages in transactions with the Parent and other affiliates in the ordinary course of business.

Parent Company Transactions

•
The Company pays the Parent fees for management and licensing under the terms of a service level agreement. These fees are computed based on Investment management fees. The rate applied to Investment management fees is determined by the Parent. They are accrued during the year and paid annually, generally near year-end. These fees are included in General and administrative expenses on the Consolidated Statement of Income and in Due to affiliates in the Consolidated Statement of Financial Position as follows:

License and management fees

For the years ended December 31,
2006	$6,388,000
2007	7,327,300
2008	6,414,400

Due to affiliates

At December 31,
2007	$95,000
2008	1,311,400

Affiliate Transactions – mutual and offshore funds

•
Management LLC provides investment management services to the Funds. Management LLC has investment management agreements with the Funds which are reviewed and ratified by their Boards of Directors or Trustees on an annual basis. Revenues related to these services are included in Investment management fees in the Consolidated Statement of Income and fees receivable are included in Fees receivable and accrued fees in the Consolidated Statement of Financial Position as follows:

Investment management fees

For the years ended December 31,
2006	$189,982,200
2007	278,696,700
2008	253,926,000

Fees receivable and accrued fees

At December 31,
2007	$26,492,000
2008	14,231,200

•
Management LLC also derives investment management revenue from advising or sub-advising certain offshore funds sponsored by affiliates of the Parent. The amounts earned from such activity are reported in Investment management fees in the Consolidated Statement of Income as follows:

Investment management fees

For the years ended December 31,
2006	$4,292,400
2007	5,990,000
2008	5,832,100

Fees receivable and accrued fees

At December 31,
2007	$1,530,900
2008	1,060,700

Other Affiliate Transactions

Due from affiliates in the Consolidated Statement of Financial Position comprise the following:

	At December 31,
	2007	2008
Due from affiliates:
From local affiliates, for shared expenses	$3,043,400	$	─
From foreign affiliates, for services	1,032,100		4,400

•
The Company shared office space with certain unconsolidated affiliates. The Company allocated to these affiliates both direct and indirect expenses for occupancy (including rent and depreciation), information technology and support systems costs (including depreciation), administration, and management, under the terms of service level agreements. In 2007 and 2006, the Company allocated $4,664,700 and $2,365,600, respectively, to these unconsolidated affiliates under the terms of such agreements. Such amounts are reflected in the Consolidated Statement of Income under General and administrative expenses and in Due from affiliates (from local affiliates) in the Consolidated Statement of Financial Position. In 2008, these affiliates moved from the Company’s offices, and the service level agreements were cancelled. There are no allocated expenses in 2008.

•
Amounts in Due from affiliates (from foreign affiliates) represent amounts paid by the Company on behalf of the Parent. These expenses are paid monthly by the Parent to Management LLC and are not material in 2008.

Other Related Party Transactions

•
Participants in the Funded Plan (as defined in Note 8) invest their deferred bonuses in their choice of the Funds. The Company does not guarantee any returns and the changes in the fair value of the investments are offset in part by an adjustment to the obligation of the Company to the participants for the vesting of the deferred bonuses. At December 31, 2008 and 2007, the Company held investments in the Funds of $5,911,400 and $4,754,800, respectively. Unrealized gains (losses) on the investments totaled $(2,683,500) and $507,700 for the years ended December 31, 2008 and 2007, respectively. Unrealized gains (losses) for 2008 and 2006 were recognized in the Consolidated Statement of Income in Net (losses) on securities held for deferred compensation and Net gains (losses) on marketable securities, respectively. Unrealized gains for 2007 were reported in Accumulated other comprehensive income in the Consolidated Statement of Financial Position. There were no material realized gains in 2008, 2007, or 2006.

•	The Company manages the assets of the Non-Contributory Plans, at no cost to the plans.

Note 5 Marketable Securities, at Fair Value

The Company carries its Marketable Securities portfolio at fair value using a valuation hierarchy based on the transparency of the inputs to the valuation techniques used to measure fair value. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels: (i) valuation inputs comprising unadjusted quoted market prices for identical assets or liabilities in active markets (“Level 1”); (ii) valuation inputs comprising quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured (“Level 2”); and (iii) valuation inputs that are unobservable and are significant to the fair value measurement (“Level 3”). The Company’s Marketable securities and Cash equivalents at December 31, 2008 are valued using prices as follows:

	Marketable securities	Cash equivalents	Total
Level 1	$71,314,900	$71,116,600	$142,431,500
Level 2	─	─	─
Level 3	14,600	─	14,600
	$71,329,500	$71,116,600	$142,446,100

The change in Level 3 securities during 2008 is as follows:

Beginning of year	$10,000
Unrealized gains	4,600
End of year	$14,600

Marketable securities as of December 31, 2007 consist of the following:

	Fair Value	Amortized Cost	Unrealized gains/(losses)
U.S. government and agency instruments:
Due within 1 year	$36,696,300	$36,232,900	$463,400
Due 1-5 years	1,652,400	1,967,200	(314,800)
Due more than 10 years	4,352,400	4,376,600	(24,200)
Artio Global Funds	4,754,800	4,247,100	507,700
Other investments	10,000	10,000	─
	$47,465,900	$46,833,800	$632,100

Marketable securities as of December 31, 2008 consist of the following:

	Fair Value	Amortized Cost	Unrealized gains/(losses)
U.S. government and agency instruments:
Due within 1 year	$60,375,200	$60,277,300	$97,900
Due more than 10 years	5,028,300	4,587,600	440,700
Artio Global Funds	5,911,400	8,594,900	(2,683,500)
Other investments	14,600	10,000	4,600
	$71,329,500	$73,469,800	$(2,140,300)

In 2007, changes in unrealized gains of $632,100 were recognized in Accumulated other comprehensive income. Realized gains, net of losses, for the year ended December 31, 2007 totaled $81,800 and are included in the Statement of Income.

In 2008, the Company elected the fair value option permitted by SFAS 159 to report its Marketable Securities. The election was effected by a cumulative effect adjustment that transferred Accumulated other comprehensive income of $323,800 (net of tax) to Retained earnings as of January 1, 2008. In the year ended December 31, 2008, unrealized gains of $543,200 and realized losses of $(291,100) on U.S. government and agency securities are reported in non-operating income. For that period, changes in unrealized losses of $(2,683,500) and realized losses of $(173,000) on the Funds are reported in Net gain (loss) on securities held for deferred compensation.

Note 6 Market, Credit and Foreign Exchange Risks

The Company’s holdings of U.S. government and agency instruments are considered to have minimal credit risk. A portion of the Company’s balance of Cash and cash equivalents represent short-term investments in U.S. government and agency securities, and similarly is considered to have minimal credit risk. The amounts of short-term

U.S. government and agency securities included in Cash and cash equivalents are $119,047,200 and $71,116,600 as of December 31, 2007 and December 31, 2008, respectively.

The remaining balance in Cash and cash equivalents represents cash held by the Company for its operating activities. These cash balances are held primarily with a single institution. Substantially all of these amounts exceed the insurance provided by the Federal Deposit Insurance Corporation.

Investments in U.S. government and agency securities are subject to market risk and will fluctuate in value based on interest rates prevailing in the market. Investments in the Funds will fluctuate in value based on overall market conditions as well as factors specific to those Funds.

Fees receivable and accrued fees have credit risk related to our clients. Fees receivable from sponsored funds (Note 4) are billed and collected monthly. Other fees are generally billed quarterly. Fees receivable are recorded net of any allowance for doubtful accounts.

The Company’s revenues are based primarily on the U.S. dollar value of the investment assets it manages for clients. The assets under management vary as a result of the market performance of the investments and client cash flows into or out of the investments. A majority of assets under management are invested in assets denominated in currencies other than the dollar. As a result, the U.S. dollar value of assets under management fluctuates with changes in foreign currency exchange rates. Revenues fluctuate with changes in assets under management resulting from all of the above factors.

Note 7 Property and Equipment

The major classifications of property and equipment are as follows:

	At December 31,
	2007	2008
Furniture, fixtures, software and equipment	$6,336,700	$9,574,600
Leasehold improvements	10,111,800	10,358,400
Less: accumulated depreciation and amortization	(7,195,700)	(10,099,800)
	$9,252,800	$9,833,200

Furniture and fixtures are depreciated over five years. Equipment is depreciated over three and five year periods. Software is amortized over its estimated useful life, generally three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining life of the lease.

Note 8 Benefit Plans and Deferred Compensation

The Company sponsors a non-contributory qualified defined contribution retirement plan that covers most employees (the “Qualified Plan”). Employees with at least one year of service are eligible to participate in this plan. Contributions to this plan are calculated at 10% of annual salary up to the Social Security Taxable wage base plus 15.7% of annual base salary in excess of the Social Security Taxable wage base up to the Internal Revenue Service compensation limit for qualified plans. Earnings on an individual’s account in the plan are limited to the performance of the underlying plan investments in the account.

The Company also sponsors a supplemental non-qualified defined contribution retirement plan (the “Non-qualified Plan”). Contributions to this plan are calculated as 15.7% of annual base salary that exceeds the Internal Revenue Service compensation limit for qualified plans. Contributions to both the qualified and non-qualified retirement plans have three-year vesting.

Additionally, the Company sponsors a qualified 401(k) plan which permits employer matching contributions. No matching contributions have ever been made to the 401(k) plan.

The Company sponsors a deferred compensation plan for employees whose annual discretionary bonus award exceeds $250,000 (the “Funded Plan”). Amounts contributed to the plan vest rateably over a three-year period. Additionally, the Company sponsored an unfunded, non-qualified deferred compensation plan for the Principals (the

“Unfunded Plan”). The total amount payable under the Unfunded Plan was $14,017,500, which vested ratably over a ten-year period and was to be fully vested in 2014. In December, 2007, the Unfunded Plan was amended to reflect that it would be payable in a lump sum upon the earlier of an initial public offering of the Company or December 31, 2008. The Company expensed the remaining amount of the Unfunded Plan in 2008 and has made the payments.

The tables below show the Company’s assets and liabilities as of December 31, 2007 and December 31, 2008 as well as the expenses recognized by the Company related to these plans for the years ended December 31, 2006, 2007 and 2008. The assets are reported in Marketable securities, and the liabilities in Accrued compensation and benefits.

	December 31, 2007		December 31, 2008
	Assets	Liabilities	Assets	Liabilities
Funded Plan	$4,754,800	$2,049,900	$5,911,400	$2,499,700
Unfunded Plan	─	5,139,800	─	─

	For the years ended December 31,
Expenses	2006	2007	2008
Qualified Plan	$1,143,500	$1,553,700	$2,847,900
Non-qualified Plan	60,600	273,400	223,200
Funded Plan	1,361,700	2,187,800	2,444,000
Unfunded Plan	1,402,000	1,402,000	8,877,700
	$3,967,800	$5,416,900	$14,392,800

Note 9 Class B Profits Interests

The Company has granted to each of the Principals a Class B, non-voting profits interest in Management LLC which entitles each of them to receive 15% of profits (30% in the aggregate) of Management LLC (as more fully described in Management LLC’s operating agreement). The allocation of such profits interests is expensed as incurred and included in Employee compensation and benefits. The liabilities for these interests at December 31, 2007 and 2008 are as follows:

Liabilities
December 31, 2007	$55,763,300
December 31, 2008	34,101,500

The Company is required to repurchase the Class B profits interests. The repurchase price is computed utilizing a model which is based on the average profitability of Management LLC (as more fully described in the operating agreement) and the average price-earnings multiple of the common stock of the Parent. The benefits vest rateably over a ten-year period ending in 2014. The Company records the obligation associated with the change in redemption value of the profits interest as a liability at fair value in Accrued compensation and benefits in the Consolidated Statements of Financial Position, and recognizes the expense as Employee compensation and benefits in the Consolidated Statement of Income. Certain events, including a change in control (such as the contemplated initial public offering) will cause the unvested balances to vest prior to the end of the stated period. Total redemption values and liabilities of this obligation are as follows:

	Redemption Value	Liabilities	Unvested Balance
December 31, 2007	$491,108,900	$147,332,900	$343,776,000
December 31, 2008	504,725,000	201,890,300	302,834,700

Note 10 Commitments and Contingencies

The Company leases office space under non-cancellable agreements that expire in June 2014. Minimum annual rental payments under the lease at December 31, 2008 are as follows:

Years ending December 31,
2009	$3,738,700
2010	3,738,700
2011	3,756,000
2012	3,761,800
2013	3,761,800
2014	1,880,900
$20,637,900

In addition to the minimum annual rentals, the lease also includes provisions for escalations. The lease provides for a rent holiday and leasehold improvement incentives. These concessions are recognized on a straight-line basis as reductions in rent expense over the term of the lease.

In 2007, a portion of the annual rental expense was charged to affiliates who occupied portions of the space. Rent expense incurred by the Company and its subsidiaries for the years ended December 31, 2006, 2007, and 2008 was $2,052,500, $2,641,800, and $3,309,400, respectively.

The Company has non-cancellable contractual commitments for periods of up to two years for recordkeeping and software services.

The Company has a license fee arrangement with the Parent for the use of its name in the Company’s products and marketing. The arrangement obligates the Company to pay a fee, based on applicable revenues, at a rate determined by the Parent. The rate determined by the Parent may vary by year.

The Company’s largest shareholder servicing arrangement provides that, in the event of termination, fees of thirty-five basis points annually on the value of the shares held on the platform will accrue as long as the shares are held on the platform. A portion of these charges may be offset by 12b-1 fees.

The Company has a severance policy covering employees terminated for reasons other than cause. In the event of an employee’s termination, the Company may incur a liability for salary and benefits continuation. The amount varies based on the employee’s level and length of service.

The Company has, at its discretion, reimbursed client accounts for certain operational losses incurred.  Such amounts were not material in the years ended December 31, 2006, 2007, and 2008.

There is no litigation against the Company that is considered probable or reasonably possible of having a material effect on the results of operations or financial position of the Company.

Note 11 Income Taxes

The components of income taxes for continuing and discontinued operations for the periods 2006-2008 are as follows:

	For the years ended December 31,
	2006	2007	2008
Current:
Federal	$38,373,700	$59,806,100	$54,127,600
State and local	22,852,000	34,109,500	22,147,400
Total	61,225,700	93,915,600	76,275,000

Deferred:
Federal	(14,744,600)	(23,851,900)	(17,380,900)
State and local	(7,966,900)	(11,646,300)	(4,139,000)
Total	(22,711,500)	(35,498,200)	(21,519,900)
Income taxes on continuing operations	38,514,200	58,417,400	54,755,100
Tax effect of discontinued operations -
Current	649,800	1,389,900	─
Deferred	544,400	(11,200)	─
Total	1,194,200	1,378,700	─
Income tax expense	$39,708,400	$59,796,100	$54,755,100

The Company computes its taxes using the asset and liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Net deferred tax assets comprise the following:

	At December 31,
	2007	2008
Deferred tax assets
Deferred compensation	$69,668,000	$89,434,100
Depreciation and amortization	879,000	764,500
Provisions and other	943,700	2,503,700
Total deferred tax assets	71,490,700	92,702,300
Less: valuation allowance	─	─
Deferred tax asset, net of valuation allowance	71,490,700	92,702,300
Deferred tax liability
Unrealized (gains)	(308,300)	─
Total deferred tax liability	(308,300)	─
Net deferred tax asset	$71,182,400	$92,702,300

Management of the Company has not established a valuation allowance for its deferred tax asset because it believes that it is more likely than not the benefit will be realized. The Company’s analysis of recoverability is based on the future income streams that could be generated from its assets under management.

A reconciliation between the Federal statutory tax rate of 35 percent and the Company’s effective tax rates is as follows:

2006
Federal statutory rate	$28,720,100	35%
State and local, net of federal benefit	9,794,100	12%
Taxes on income from continuing operations	$38,514,200	47%

2007
Federal statutory rate	$43,675,500	35%
State and local, net of federal benefit	14,741,900	12%

Taxes on income from continuing operations	$58,417,400	47%

2008
Federal statutory rate	$40,567,200	35%
State and local, net of federal benefit	13,611,200	12%
Permanent differences	3,005,200	2%
Other adjustments	(2,428,500)	(2)%
Taxes on income from continuing operations	$54,755,100	47%

Permanent differences consist of the non-deductible portion of meals, entertainment, and gifts, and certain costs related to the anticipated initial public offering of Investors’ common stock. They were not material to the reconciliation in 2007. Other adjustments represent adjustments made as a result of the 2007 tax filings.

The effective tax rates of the discontinued operations in 2006 and 2007 do not differ materially from those of continuing operations.

Management LLC is subject to a four percent New York City unincorporated business tax (“UBT”), of which a substantial portion is credited against Investors’ state and local liability.

The Company has evaluated its tax positions and believes that in each case, it is more likely than not that the tax positions taken will be sustained, on their technical merits, upon audit.

For the years ended December 31, 2007 and 2008, there were no material charges relating to interest and penalties. As of December 31, 2007 and 2008, the Company did not have any unrecognized tax benefits.

The Company’s tax years 2006 to the present are open for examination by Federal and state tax authorities. The Internal Revenue Service completed its audit of the Company’s 2005 tax year and did not propose any adjustments to the filed returns. New York State completed its audit of years 2000 through 2003 of a predecessor company of Management LLC, and did not propose any material adjustments to the filed returns. The resolution of the audits did not have a material effect on the Consolidated Financial Statements or liquidity of the Company.

The Company expects, in connection with its planned initial public offering, to amend Management LLC’s operating agreement governing the Class B profits interests. The effect of such a change on the deferred tax asset, if any, is not known, and an estimate of the possible effect cannot be made.

Note 12 Segment Information

The Company’s continuing operations are classified as one segment: investment advisory and management services. Management evaluates performance and allocates resources for the management of each type of investment vehicle on a combined basis. The fee from the largest Fund represented 56%, 47% and 39% of Investment management fees for the years ended December 31, 2006, 2007, and 2008, respectively. The Company’s clients are primarily domiciled in the United States.

Note 13 Exit Activities

In January, 2008, the Company entered into a lease with its landlord at its New York headquarters to lease additional space in the building. The lease expires in June, 2014. In December, 2008, management of the Company decided that the Company would no longer utilize this office space and that any activity related to the preparation of this floor for Company use would be terminated. The Company measured and recorded a liability related to this exit activity at its fair value in the period in which the liability was incurred. The liability is included in Other liabilities in the Consolidated Statement of Financial Position and the amortization of the liability will be recognized in General and administrative expenses in the Consolidated Statement of Income. The Company recognized the estimate of the loss and transferred $468,700 previously recorded for the lease incentives to the liability for this exit activity.

	Beginning Balance 1/1/2008	Change in current year	Ending Balance 12/31/2008
Exit liability	─	$2,868,700	$2,868,700

Note 14 Recently Issued Accounting Pronouncements

In December, 2007, FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). The Statement is effective for the Company in the 2009 fiscal year. If the Company completes its planned initial public offering, this Statement will affect the accounting and disclosure of the noncontrolling interests in Holdings to be held by the Principals. At this time, the Company cannot estimate the value of the noncontrolling interests in Holdings to be held by the Principals.

In December, 2008, FASB issued FASB Staff Position (“FSP”) FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS 140-4 and FIN 46(R)-8”). FSP FAS 140-4 and FIN 46(R)-8 increases disclosure requirements for certain transactions accounted under SFAS 140 and FIN 46(R) for public companies and is effective for reporting periods (interim and annual) ending after December 15, 2008. The Company adopted this FSP for its financial statements ending on December 31, 2008. The Company completed its evaluation and determined that no additional disclosures were required.

Note 15 Quarterly Information (unaudited)

The following table presents unaudited quarterly results of operations for 2007 and 2008. These quarterly results reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results. Revenues and net income can vary significantly from quarter to quarter due to the nature of the Company’s business activities.

	For the Quarter Ended
	March 31, 2007		June 30, 2007		Sept. 30, 2007		Dec. 31, 2007
Total revenues		$95,002,600		$111,990,700		$114,279,200		$124,471,800
Operating income before income taxes		26,835,400		31,526,300		25,705,500		33,686,200
Net income		14,784,700		16,610,700		17,191,700		19,398,700

Earnings per share, basic and fully diluted:
Net income	$	~~3,696~~0.35	$	~~4,153~~0.40	$	~~4,298~~0.41	$	~~4,850~~0.46

	For the Quarter Ended
	March 31, 2008		June 30, 2008		Sept. 30, 2008		Dec. 31, 2008
Total revenues		$116,317,000		$126,567,700		$106,528,100		$72,632,700
Operating income before income taxes		22,590,200		39,626,500		27,054,500		23,453,800
Net income		11,410,300		20,211,800		16,280,300		13,248,900

Earnings per share, basic and fully diluted:
Net income	$	~~2,853~~0.27	$	~~5,053~~0.48	$	~~4,070~~0.39	$	~~3,312~~0.32

Note 16 Subsequent Events

As of               , 2009, the Company designated its existing shares of common stock as Class C common stock and effected a 10,500:1 split of these shares. The Company will also issue shares of Class A and Class B common stock in connection with the Company's public offering. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin Topic 4:C, the financial statements give retroactive effect to the 10,500:1 stock split.

In connection with the Company’s public offering, the Company expects to make an estimated distribution of $186.2 million on a pro forma basis to its Parent. The actual distribution will be $40.1 million plus total stockholder’s equity as of the date of the Company’s public offering.  This distribution, as well as dividends paid during the preceding fifteen months in excess of earnings during the same period, are used to present certain pro forma information.

Distribution	$186,161,000
Net income for the fifteen months ended March 31, 2009	(64,196,500)
Dividends paid during the fifteen months ended March 31, 2009	131,000,000
Total distributions	$252,964,500

If the total distributions were assumed to be paid from the net proceeds of the offering, approximately 12,616,700 shares would be issued for this purpose.

The effect on earnings per share for the year ended December 31, 2008 would be as follows:

Year Ended December 31, 2008
Diluted earnings per share, as reported	$1.46
Dilution resulting from the issuance of 12,616,700 shares	(0.34)
Pro forma diluted earnings per share, as adjusted	$1.12

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Consolidated Statements of Financial Position
(Unaudited)

	December 31, 2008	March 31, 2009	Pro Forma March 31, 2009 (Note 10)
ASSETS

Cash and cash equivalents	$86,563,000	$96,202,000	$96,202,000
Marketable securities, at fair value (Note 4)	71,329,500	28,071,500	28,071,500
Fees receivable and accrued fees, net of allowance for doubtful accounts (Note 3)	54,799,100	41,112,000	41,112,000
Due from affiliates	4,400	200	200
Deferred taxes, net	92,702,300	99,802,100	99,802,100
Property and equipment, net	9,833,200	9,673,800	9,673,800
Other assets	4,244,100	3,506,200	3,506,200
Total assets	$319,475,600	$278,367,800	$278,367,800

LIABILITIES AND STOCKHOLDER’S EQUITY

Accrued compensation and benefits	$268,924,700	$238,705,300	$238,705,300
Accounts payable and accrued expenses	9,372,400	7,853,400	7,853,400
Due to affiliates	1,311,400	764,100	186,925,100
Accrued income taxes payable	1,238,600	3,702,900	3,702,900
Other liabilities	5,383,400	5,051,800	5,051,800
Total liabilities	286,230,500	256,077,500	442,238,500

Commitments and contingencies (Notes 6 and 7)

Common Stock:
Class A common stock, $0.001 par value per share, none authorized and outstanding (Note 10)	—	—	—
Class B common stock, $0.001 par value per share, none authorized and outstanding (Note 10)	—	—	—
~~Common Stock - $100 stated~~Class C common stock, $0.01 par value~~; 20,000~~ per share, 210,000,000 shares authorized, ~~4,000~~42,000,000 shares issued and outstanding (Note 10)	~~400,000~~420,000	~~400,000~~420,000	420,000
Additional paid-in capital (Note 10)	~~17,950,000~~17,930,000	~~17,950,000~~17,930,000	17,930,000
Retained earnings (Note 10)	14,895,100	3,940,300	(182,220,700)
Total stockholder’s equity	33,245,100	22,290,300	(163,870,700)
Total liabilities and stockholder’s equity	$319,475,600	$278,367,800	$278,367,800

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Consolidated Statements of Income
(Unaudited)

	For the three months ended March 31,
	2008		2009
Revenues:
Investment management fees		$116,828,100		$62,815,800
Net (losses) on securities held for deferred compensation		(545,600)		(273,300)
Foreign currency gains (losses)		34,400		(15,600)
Total revenues		116,316,900		62,526,900

Expenses:
Employee compensation and benefits
Salaries, incentive compensation and benefits		28,493,400		16,939,900
Allocation of Class B profits interests		20,399,500		10,215,200
Change in redemption value of Class B profits interests		22,659,000		18,126,000
Total employee compensation and benefits		71,551,900		45,281,100
Shareholder servicing and marketing		6,696,700		3,069,400
General and administrative		15,478,000		8,173,400
Total expenses		93,726,600		56,523,900
Operating income before income tax expense		22,590,300		6,003,000
Non-operating income:
Interest income		1,049,400		116,800
Net gains (losses) on marketable securities		52,200		(197,800)
Total non-operating income		1,101,600		(81,000)
Income before income tax expense		23,691,900		5,922,000
Income taxes		12,281,500		2,876,800
Net income		$11,410,400		$3,045,200

~~Earnings~~Net income per share, basic and diluted:
Net income (Note 10)	$	~~2,853~~0.27	$	~~761~~0.07
~~Common shares outstanding~~Weighted average shares of Class C common stock used in basic and diluted net income per share attributable to Artio Global Investors common stockholders (Note 10)		~~4,000~~42,000,000		~~4,000~~42,000,000

Pro forma impact of distributions (Note 10)				$(0.01)

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Consolidated Statements of Changes in Stockholder’s Equity
(Unaudited)

	Number of Common Shares Outstanding (Note 10)	Common Stock (Note 10)		Additional Paid-in Capital (Note 10)		Retained Earnings	Accumulated Other Comprehensive Income		Stockholder’s Equity
Balance at December 31, 2007	~~4,000~~42,000,000	$	~~400,000~~420,000	$	~~17,950,000~~17,930,000	$70,420,000		$323,800	$89,093,800
Cumulative effect of adoption of SFAS 159	—		—		—	323,800		(323,800)	—
Balance at January 1, 2008	~~4,000~~42,000,000		~~400,000~~420,000		~~17,950,000~~17,930,000	70,743,800		$—	89,093,800
Net income	—		—		—	11,410,400		~~—~~	11,410,400
Dividends ($~~15,250~~1.45 per share)	—		—		—	(61,000,000)		~~—~~	(61,000,000)
Balance at March 31, 2008	~~4,000~~42,000,000	$	~~400,000~~420,000	$	~~17,950,000~~17,930,000	$21,154,200	~~$~~ 	 ~~—~~	$39,504,200

Balance at December 31, 2008	~~4,000~~42,000,000	$	~~400,000~~420,000	$	~~17,950,000~~17,930,000	$14,895,100			$33,245,100
Net income	—		—		—	3,045,200			3,045,200
Dividends ($~~3,500~~0.33 per share)	—		—		—	(14,000,000)			(14,000,000)
Balance at March 31, 2009	~~4,000~~42,000,000	$	~~400,000~~420,000	$	~~17,950,000~~17,930,000	$3,940,300			$22,290,300

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended March 31,
	2008	2009
Cash flows from operating activities:
Net income	$11,410,400	$3,045,200
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	783,100	636,800
Deferred compensation	25,595,500	18,632,000
Deferred income taxes	(10,901,100)	(7,099,800)
Interest accrued on marketable securities and accretion and amortization of premium and discount	(51,200)	89,100
(Gains)/losses on marketable securities and securities held for deferred compensation	493,400	471,100
(Increase) decrease in:
Fees receivable and accrued fees	10,239,100	13,687,100
Due from affiliates	(2,172,200)	4,100
Other assets	(2,418,400)	737,900
Increase (decrease) in:
Accrued compensation and benefits	(58,759,600)	(48,851,400)
Accounts payable and accrued expenses	28,278,000	(1,503,300)
Due to affiliates	2,073,300	(547,300)
Accrued income taxes payable	12,891,800	2,464,300
Other liabilities	643,100	(331,600)
Total adjustments	6,694,800	(21,611,000)
Net cash provided by (used in) operating activities	18,105,200	(18,565,800)
Cash flows from investing activities:
Purchase of marketable securities and securities held for deferred compensation	(6,086,000)	(2,528,900)
Proceeds from sales or maturities of marketable securities and securities held for deferred compensation	18,008,100	45,226,700
Purchase of fixed assets	(1,118,400)	(477,400)
Net cash provided by investing activities	10,803,700	42,220,400
Cash flows from financing activities:
Dividends paid	(61,000,000)	(14,000,000)
Net cash used by financing activities	(61,000,000)	(14,000,000)
Effect of exchange rates on cash	34,400	(15,600)
Net increase (decrease) in cash and cash equivalents	(32,056,700)	9,639,000
Cash and cash equivalents:
Beginning of period	133,447,100	86,563,000
End of period	$101,390,400	$96,202,000

Cash paid during period for:
Income taxes, net of refunds	$10,290,800	$6,228,700

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Notes to Consolidated Financial Statements
(Unaudited)

Note 1   Organization and Description of Business

Artio Global Investors Inc. (formerly known as Julius Baer Americas Inc.) (“Investors”) and Subsidiaries (the “Company”) comprises Investors and its three subsidiaries, Artio Global Management LLC (formerly known as Julius Baer Investment Management LLC) (“Management LLC”), a registered investment adviser under the Investment Advisers Act of 1940; Artio Capital Management LLC (formerly known as JB Private Equity Partners LLC), a private equity adviser; and Artio Global Holdings LLC (formerly known as JB Americas Holdings LLC) (“Holdings”), an intermediate holding company. Investors is a wholly owned subsidiary of Julius Baer Holding Ltd., a Swiss corporation (the “Parent”).

Management LLC is the primary operating entity of the Company and an asset manager based in the United States that provides investment management services to institutional and retail clients. It manages and advises the Artio Global Funds (formerly known as the Julius Baer Investment Funds) (the “Funds”), which are U.S. registered investment companies; commingled institutional investment vehicles; separate accounts; and sub-advisory accounts. The Company’s assets under management are invested primarily outside the United States.

Initial Public Offering

In February 2008, Investors filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock. If consummated, this offering will result in the Parent selling some or all of its ownership interests in Investors, and the Chief Executive Officer and the Head of International Equity (the “Principals”), who currently own Class B profits interests in Management LLC, owning equity stakes in Holdings and voting (non-economic) shares in Investors.

Note 2   Summary of Significant Accounting Principles

(a)  Basis of Preparation

The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including contingent liabilities), revenues, and expenses at the date of the Consolidated Financial Statements. Actual results could differ from those estimates.

Prior period Consolidated Statements of Income have been conformed to the current year’s presentation. Employee compensation and benefits has been disaggregated to disclose separately the allocation of Class B profits interests and changes in redemption value of the Class B profits interests. General and administrative expenses have been aggregated.

The December 31, 2008 financial information contained herein has been derived from the audited consolidated financial statements and notes thereto included in the Company’s financial statements for the year ended December 31, 2008. The December 31, 2008 financial information and the interim consolidated financial statements (unaudited) should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s financial statements for the year ended December 31, 2008.

Quarterly results reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results. Revenues and net income can vary significantly from quarter to quarter due to the nature of the Company’s business activities. The financial results for the quarter may not be indicative of the financial results for the entire year.

(b)  Consolidation

The Consolidated Financial Statements include the accounts of Investors and its subsidiaries. All material inter-company balances have been eliminated in consolidation.

The Company also evaluates for consolidation the investment vehicles through which it provides its investment management services. Consolidation is required if the Company holds a controlling financial interest in the investment vehicle, as defined by U.S. GAAP. The Company’s assessment for consolidation occurs at the inception date of the investment vehicle. The conclusion is reassessed only when certain events take place, as prescribed by U.S. GAAP.

(c)   Cash and Cash Equivalents

The Company classifies as cash equivalents money market and other highly liquid instruments with remaining maturities of less than three months at acquisition.

(d)   Marketable Securities

In connection with the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, the Company elected the fair value option for investments which are made to achieve certain stated investment objectives. The Company’s reasons for electing the fair value option are as follows:

•
The Company invests its excess cash for current yield, not for capital gains. As such, the Company believes that recognizing realized and unrealized gains or losses in the Statement of Income better reflects the returns on these investments. Gains and losses on such Marketable Securities, together with related interest income, accretion and amortization, are reported in Non-operating income.

•
The Company invests certain unvested deferred bonuses due employees in the Funds. As these bonuses vest, the principal and any gains or losses are reflected as liabilities in the Consolidated Statement of Financial Position. The Company believes that recognizing unrealized gains or losses on these investments in income is likely, in most cases, to better match income with the related expense. As the expenses are reported in Employee compensation and benefits expense, the realized and unrealized gains or losses on these securities are reported in Gains (losses) on securities held for deferred compensation.

Realized gains and losses are computed on a specific identification basis. Interest income is recognized as earned. Discounts and premiums are amortized over the term of the security.

(e)    Investment Management Fees

Investment management fees are recognized as earned. They are computed as a percentage of the fair value of assets under management and accrued monthly. Fees vary significantly, from under ten basis points for certain cash and fixed income mandates to over one hundred basis points for certain asset classes. Fees on registered investment companies are computed and billed monthly as a percentage of average daily fair value of the assets of the Funds. Fees on other vehicles and on separate accounts are computed and billed in accordance with the provisions of the applicable investment management agreements.

The investment management agreements for a small number of accounts provide for performance fees. Performance fees, if earned, are recognized on the contractually determined measurement date.

(f)     Compensation Plans

The Principals have a Class B profits interest in Management LLC which entitles them to a combined thirty percent of profits, as well as a combined thirty percent of the increase in the value of the business, as defined in Management LLC’s operating agreement. The allocation of the profits associated with this plan is expensed on an accrual basis. The Company records the obligation associated with these profits interests as a liability at fair value.

(g)    Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company accounts for uncertainty in income tax positions by recognizing in its Consolidated Financial Statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

Interest and penalties relating to tax liabilities are recognized on actual tax liabilities and exposure items. Interest is accrued according to the provisions of the relevant tax law and is reported as interest expense. Penalties are accrued when the Company expects to take the related position in its tax return and are reported as General and administrative expenses.

(h)    Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. As there are no common stock equivalents, diluted earnings per share are equivalent to basic earnings per share.

Note 3    Related Party Activities

The Company engages in transactions with the Parent and other affiliates in the ordinary course of business.

Affiliate Transactions – Mutual and offshore  funds

•
Management LLC provides investment management services to the Funds. Management LLC has investment management agreements with the Funds which are reviewed and ratified by their Boards of Directors or Trustees on an annual basis. Revenues related to these services are included in Investment management fees in the Consolidated Statement of Income and fees receivable are included in Fees receivable and accrued fees in the Consolidated Statement of Financial Position as follows:

Investment management fees
For the three months ended March 31,
2008	$72,801,600
2009	35,662,300

Fees receivable and accrued fees
December 31, 2008	$14,231,200
March 31, 2009	11,888,700

•
Management LLC also derives investment management revenue from advising or sub-advising certain offshore funds sponsored by affiliates of the Parent. The amounts earned from such activity are reported in Investment management fees in the Consolidated Statement of Income as follows:

Investment management fees
For the three months ended March 31,
2008	$1,599,800
2009	816,400

Fees receivable and accrued fees
December 31, 2008	$1,060,700
March 31, 2009	893,300

Note 4    Marketable Securities, at Fair Value

The Company carries its Marketable Securities portfolio at fair value using a valuation hierarchy based on the transparency of the inputs to the valuation techniques used to measure fair value. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels: (i) valuation inputs comprising unadjusted quoted market prices for identical assets or liabilities in active markets (“Level 1”); (ii) valuation inputs comprising quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured (“Level 2”); and (iii) valuation inputs that are unobservable and are significant to the fair value measurement (“Level 3”). The Company’s Marketable securities and Cash equivalents at December 31, 2008 are valued using prices as follows:

	Marketable securities	Cash equivalents	Total
Level 1	$71,314,900	$71,116,600	$142,431,500
Level 2	—	—	—
Level 3	14,600	—	14,600
	$71,329,500	$71,116,600	$142,446,100

The change in Level 3 securities during the three months ended March 31, 2008 is as follows:

Beginning of year	$10,000
Unrealized gains	—
End of year	$10,000

The Company’s Marketable securities and Cash equivalents at March 31, 2009 are valued using prices as follows:

	Marketable securities	Cash equivalents	Total
Level 1	$28,059,400	$—	$28,059,400
Level 2	—	—	—
Level 3	12,100	—	12,100
	$28,071,500	$—	$28,071,500

The change in Level 3 securities during the three months ended March 31, 2009 is as follows:

Beginning of year	$14,600
Unrealized losses	(2,500)
End of year	$12,100

Marketable securities as of December 31, 2008 consist of the following:

	Fair Value	Amortized Cost	Unrealized gains	Unrealized losses
U.S. government and agency instruments:
Due within 1 year	$60,375,200	$60,277,300	$97,900	$—
Due 5 - 10 years	5,028,300	4,587,600	440,700	—
Artio Global Funds	5,911,400	8,594,900	—	(2,683,500)
Other investments	14,600	10,000	4,600	—
	$71,329,500	$73,469,800	$543,200	$(2,683,500)

Marketable securities as of March 31, 2009 consist of the following:

	Fair Value	Amortized Cost	Unrealized gains	Unrealized losses
U.S. government and agency instruments:
Due within 1 year	$17,231,000	$17,180,700	$50,300	—
Due 5 - 10 years	4,874,100	4,581,100	293,000	—
Artio Global Funds	5,954,300	8,779,300	—	(2,825,000)
Other investments	12,100	10,000	2,100	—
	$28,071,500	$30,551,100	$345,400	$(2,825,000)

In 2008, the Company elected the fair value option to report its Marketable Securities. The election was effected by a cumulative effect adjustment that transferred Accumulated other comprehensive income of $323,800 (net of tax) to Retained earnings as of January 1, 2008.

In the three months ended March 31, 2008, unrealized gains of $72,300 and realized losses of $20,100 on U.S. government and agency securities are reported in non-operating income. For that period, unrealized losses of $372,500 and realized losses of $173,100 on the Funds are reported in Net (losses) on securities held for deferred compensation.

In the three months ended March 31, 2009, unrealized losses of $197,800 and realized losses of $ - on U.S. government and agency securities are reported in non-operating income. For that period, unrealized losses of $141,500 and realized losses of $131,800 on the Funds are reported in Net (losses) on securities held for deferred compensation.

Note 5    Market, Credit, and Foreign Exchange Risks

The Company’s holdings of U.S. government and agency instruments are considered to have minimal credit risk. A portion of the Company’s balance of Cash and cash equivalents represent short-term investments in U.S. government and agency securities, and similarly is considered to have minimal credit risk. The amounts of short-term U.S. government and agency securities included in Cash and cash equivalents are $71,116,600 and $ - as of December 31, 2008 and March 31, 2009, respectively.

The remaining balance in Cash and cash equivalents represents cash held by the Company for its operating activities. These cash balances are held primarily with a single institution.

Investments in U.S. government and agency securities are subject to market risk and will fluctuate in value based on interest rates prevailing in the market. Investments in the Funds will fluctuate in value based on overall market conditions as well as factors specific to those Funds.

Fees receivable and accrued fees have credit risk related to our clients. Fees receivable from sponsored funds (Note 3) are billed and collected monthly. Other fees are generally billed quarterly. Fees receivable are recorded net of any allowance for doubtful accounts.

The Company’s revenues are based primarily on the U.S. dollar value of the investment assets it manages for clients. The assets under management vary as a result of the market performance of the investments and client cash flows into or out of the investments. A majority of assets under management are invested in assets denominated in currencies other than the dollar. As a result, the U.S. dollar value of assets under management fluctuates with changes in foreign currency exchange rates. Revenues fluctuate with changes in assets under management resulting from all of the above factors.

Note 6    Class B Profits Interests

The Company has granted to each of the Principals a Class B, non-voting profits interest in Management LLC which entitles each of them to receive fifteen percent of profits (thirty percent in the aggregate) of Management LLC (as more fully described in Management LLC’s operating agreement). The allocation of such profits interests is expensed as incurred and included in Employee compensation and benefits. The liabilities for these interests at December 31, 2008 and March 31, 2009 are as follows:

Liabilities
December 31, 2008	$34,101,500
March 31, 2009	10,215,200

The Company is required to repurchase the Class B profits interests. The repurchase price is computed utilizing a model which is based on the average profitability of Management LLC (as more fully described in the operating agreement) and the average price-earnings multiple of the common stock of the Parent. The benefits vest rateably over a ten-year period ending in 2014. The Company records the obligation associated with the change in redemption value of the profits interest as a liability at fair value in Accrued compensation and benefits in the Consolidated

Statements of Financial Position, and recognizes the expense as Employee compensation and benefits in the Consolidated Statement of Income. Certain events, including a change in control (such as the contemplated initial public offering) will cause the unvested balances to vest prior to the end of the stated period. Total redemption values and liabilities of this obligation are as follows:

	Redemption Value	Liabilities	Unvested Balance
December 31, 2008	$504,725,000	$201,890,300	$302,834,700
March 31, 2009	547,682,300	220,016,300	327,666,000

Note 7    Commitments and Contingencies

The Company leases office space under non-cancellable agreements that expire in June 2014. Minimum annual rental payments under the lease at March 31, 2009 are as follows:

Years ending December 31,
2009	$3,738,700
2010	3,738,700
2011	3,756,000
2012	3,761,800
2013	3,761,800
2014	1,880,900
$20,637,900

In addition to the minimum annual rentals, the lease also includes provisions for escalations. The lease provides for a rent holiday and leasehold improvement incentives. These concessions are recognized on a straight-line basis as reductions in rent expense over the term of the lease.

Rent expense incurred by the Company and its subsidiaries for the three months ended March 31, 2008 and 2009 was $791,500 and $633,100, respectively.

The Company has non-cancellable contractual commitments for periods of up to two years for recordkeeping and software services.

The Company has a license fee arrangement with the Parent for the use of its name in the Company’s products and marketing. The arrangement obligates the Company to pay a fee, based on applicable revenues, at a rate determined by the Parent. The rate determined by the Parent may vary by year.

The Company’s largest shareholder servicing arrangement provides that, in the event of termination, fees of thirty-five basis points annually on the value of the shares held on the platform will accrue as long as the shares are held on the platform. A portion of these charges may be offset by 12b-1 fees.

The Company has a severance policy covering employees terminated for reasons other than cause. In the event of an employee’s termination, the Company may incur a liability for salary and benefits continuation. The amount varies based on the employee’s level and length of service.

The Company has, at its discretion, reimbursed client accounts for certain operational losses incurred. Such amounts were not material in the three month periods ended March 31, 2008 and 2009.

There is no litigation against the Company that is considered probable or reasonably possible of having a material effect on the results of operations or financial position of the Company.

Note 8    Income Taxes

The components of income taxes for the three-month periods ended March 31 are as follows:

	2008	2009
Current:
Federal	$14,780,600	$6,694,200

	2008	2009
State and local	8,402,000	3,282,400
Total	23,182,600	9,976,600

Deferred:
Federal	(7,625,300)	(4,970,200)
State and local	(3,275,800)	(2,129,600)
Total	(10,901,100)	(7,099,800)
Income tax expense	$12,281,500	$2,876,800

The Company computes its taxes using the asset and liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Net deferred tax assets comprise the following:

	December 31, 2008	March 31, 2009
Deferred tax assets
Deferred compensation	$89,434,100	$97,014,700
Depreciation and amortization	764,500	845,200
Provisions and other	2,503,700	1,942,200
Total deferred tax assets	92,702,300	99,802,100
Less: valuation allowance	—	—
Deferred tax asset, net of valuation allowance	92,702,300	99,802,100
Deferred tax liability
Unrealized (gains)	—	—
Total deferred tax liability	—	—
Net deferred tax asset	$92,702,300	$99,802,100

Management of the Company has not established a valuation allowance for its deferred tax asset because it believes that it is more likely than not the benefit will be realized. The Company’s analysis of recoverability took into account:

•
The Company has had a history of profitability and taxable income. Despite a substantial decline in assets under management and corresponding revenue in 2008 and the first three months of 2009, the Company remained profitable and has positive taxable income;

•	The availability of viable tax strategies that would provide a means of recognizing the deferred tax benefits; and

•	The extended period of time during which the Company would realize the benefit.

A reconciliation between the Federal statutory tax rate of thirty-five percent and the Company’s effective tax rates is as follows:

March 31, 2008
Federal statutory rate	$8,292,200	35%
State and local, net of federal benefit	3,140,700	13%
Permanent differences	390,700	2%
Other adjustments	457,900	2%
Taxes on income from continuing operations	$12,281,500	52%

March 31, 2009
Federal statutory rate	$2,072,700	35%
State and local, net of federal benefit	767,300	13%

Permanent differences	36,800	1%
Taxes on income from continuing operations	$2,876,800	49%

Permanent differences consist of the non-deductible portion of meals, entertainment, and gifts, and certain costs related to the anticipated initial public offering of Investors’ common stock.

Management LLC is subject to a four percent New York City unincorporated business tax (“UBT”), of which a substantial portion is credited against Investors’ state and local liability.

The Company has evaluated its tax positions and believes that in each case, it is more likely than not that the tax positions taken will be sustained, on their technical merits, upon audit.

For the three months ended March 31, 2008 and 2009, there were no material charges relating to interest and penalties. As of December 31, 2008 and March 31, 2009, the Company did not have any unrecognized tax benefits.

The Company’s tax years 2005 to the present are open for examination by Federal and state tax authorities. The Company is not currently under examination by any major tax jurisdiction.

The Company expects, in connection with its planned initial public offering, to amend Management LLC’s operating agreement governing the Class B profits interests. The effect of such a change on the deferred tax asset, if any, is not known, and an estimate of the possible effect cannot be made.

Note 9    Recently Issued Accounting Pronouncements

In May, 2009, the FASB issued SFAS No. 165, Subsequent Events, and in June, 2009 issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R).  The Company will evaluate the effect of these Statements on its financial statements.

In December, 2007, FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). The Statement is effective for the Company in 2009, but had no effect. If the Company completes its planned initial public offering, this Statement will affect the accounting and disclosure of the noncontrolling interests in Holdings to be held by the Principals.

In January, 2009, FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20. The FSP, which is effective in 2009, provides guidance for determining when an impairment in the value of a financial instrument is other than temporary. As the Company has elected the fair value option for its marketable securities, the FSP will not have any effect on the Company’s financial statements.

Note 10   Subsequent Events

As of                      , 2009, the Company designated its existing shares of common stock as Class C common stock and effected a 10,500:1 split of these shares. The Company will also issue shares of Class A and Class B common stock in connection with the Company's public offering. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin Topic 4:C, the financial statements give retroactive effect to the 10,500:1 stock split.

In connection with the Company’s public offering, the Company expects to make an estimated distribution of $186.2 million on a pro forma basis to its Parent. The actual distribution will be $40.1 million plus total stockholder’s equity as of the date of the Company’s public offering.  The distribution, as well as dividends paid during the preceding fifteen months in excess of earnings during the same period, are used to present certain pro forma information.

Distribution	$186,161,000
Net income for the fifteen months ended March 31, 2009	(64,196,500)
Dividends paid during the fifteen months ended March 31, 2009	131,000,000
Total distributions	$252,964,500

If the total distributions were assumed to be paid from the net proceeds of the offering, approximately 12,616,700 shares would be issued for this purpose.

The statement of financial position, as of March 31, 2009, presents, on a pro forma basis, the effect of the $186.2 million distribution.

The effect on earnings per share for the three months ended March 31, 2009 would be as follows:

Three Months Ended March 31, 2009
Diluted earnings per share, as reported	$0.07
Dilution resulting from the issuance of 12,616,700 shares	(0.01)
Pro forma diluted earnings per share, as adjusted	$0.06

15,000,000 Shares

Artio Global Investors Inc.

Class A Common Stock

Goldman, Sachs & Co.

Through and including              , 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.